Execution Copy

[REDACTED]

- and -

SUCH OTHER LENDERS AS MAY BECOME PARTY HERETO FROM TIME TO
TIME

collectively, as Lenders

- and -

IAMGOLD CORPORATION

as Borrower

- and -

THE PERSONS PARTY HERETO AS GUARANTORS

- and -

OAKTREE FUND ADMINISTRATION, LLC

as Agent

May 16, 2023

$400,000,000
TERM LOAN AGREEMENT

(i)

(ii)

(iii)

LOAN AGREEMENT

THIS AGREEMENT is made as of May 16, 2023.

B E T W E N:

[REDACTED]

- and -

SUCH OTHER LENDERS AS MAY BECOME PARTY TO HERETO FROM TIME TO TIME

(together with their permitted successors and assigns, collectively, the "Lenders" and each a "Lender")

- and -

IAMGOLD CORPORATION

(together with its permitted successors and assigns, the "Borrower")

- and -

each of the Guarantors party hereto

- and -

OAKTREE FUND ADMINISTRATION, LLC, in its capacity as Agent for and on behalf of the Lenders

(together with its permitted successors and assigns, the "Agent")

BACKGROUND:

The Borrower has requested and the Lenders have agreed to make to the Borrower, a term loan in an initial aggregate principal amount of $400.0 million subject to and upon the terms and conditions set out herein.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the covenants and agreements herein contained, and other valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

For the purposes of this Agreement:

"ABTL Laws" means any Applicable Laws relating to corruption, bribery, terrorism, money laundering, trading with the enemy, embargoes and economic or financial sanctions.

"Acceptable Commitment" has the meaning given to such term in Section 7.4.3(b).

"Acquired Indebtedness" means, with respect to any specified Person, Indebtedness (a) of any Person or any of its Subsidiaries existing at the time such Person becomes a Recourse Subsidiary of the Borrower, (b) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Recourse Subsidiary of the Borrower or such acquisition, or (c) secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (a) of the preceding sentence, on the date such Person becomes a Recourse Subsidiary of the Borrower and, with respect to clauses (b) and (c) of the preceding sentence, on the date of consummation of such acquisition of assets.

"Additional Advance OID" has the meaning given to such term in Section 2.3.

"Additional Advances" means any additional loans or advances incurred pursuant to this Agreement in accordance with Section 7.4.2(b)(iii).

"Additional Assets" means:

(a) any property, plant, equipment or other asset (excluding working capital or current assets) to be used by the Borrower or any of its Recourse Subsidiaries in a Similar Business;

(b) the Capital Stock of a Person that becomes a Recourse Subsidiary of the Borrower as a result of the acquisition of such Capital Stock by the Borrower or its Recourse Subsidiary; or

(c) Capital Stock constituting a minority interest in any Person that at such time is a Recourse Subsidiary of the Borrower;

provided, however, that, in the case of clauses (b) and (c), such Recourse Subsidiary is primarily engaged in a Similar Business.

"Affected Financial Institution" means (a) any EEA Financial Institution or (b) any UK Financial Institution.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control", as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings; provided that exclusively for purposes of Sections 3.6 and 7.4.2, beneficial ownership of 20% or more of the Voting Stock of a Person shall be deemed to be control.

"Affiliate Transaction" has the meaning given to such term in Section 7.4.4.

"Agent" or "Agent administratif" means Oaktree Fund Administration, LLC, together with its permitted successors and assigns.

"Agreed Currency" has the meaning given to such term in Section 11.13.

"Agreement" means this loan agreement and all appendices, schedules, exhibits attached hereto, as may be amended, modified, supplemented, restated or replaced from time to time; the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Schedule, or other portion hereof or thereof.

"Applicable Law" means (a) any domestic or foreign statute, law (including common and civil law), treaty, code, ordinance, rule, regulation, restriction or by-law (zoning or otherwise); (b) any judgement, order, writ, injunction, decision, ruling, decree or award; (c) any regulatory policy, practice, guideline or directive of any Governmental Authority; or (d) any franchise, licence, qualification, authorization, consent, exemption, waiver, right, permit or other approval of any Governmental Authority, in each case binding on or affecting the Person referred to in the context in which the term is used or binding on or affecting the property of such Person, and in each case whether or not having the force of law, but if not having the force of law, compliance with which is reasonable and customary by those to whom it applies.

"Applicable Premium" means the following amounts with respect to the corresponding periods as set forth in the below table:

Repayment Date	Applicable Premium
Closing Date until May 15, 2025	Make-Whole Premium
May 16, 2025 to May 15, 2026	4.00% of Principal Amount
May 16, 2026 to May 15, 2027	1.00% of Principal Amount
May 16, 2027 to the Maturity Date	0.00%

"Asset Disposition" means (A) any direct or indirect sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, other disposition, or a series of related sales, leases, transfers, or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares and shares issued to foreign nationals as required by law), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Borrower or any of its Subsidiaries, including any disposition by means of a merger, amalgamation, consolidation, arrangement or similar transaction, and (B) any issuance of shares of Capital Stock (other than directors' qualifying shares and shares issued to foreign nationals as required by law) by a Subsidiary of the Borrower.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(a) a disposition of assets by the Borrower's Subsidiary to the Borrower or by the Borrower or any of its Recourse Subsidiaries to a Recourse Subsidiary;

(b) a disposition of Cash Equivalents, gold bullion or Investment Grade Securities;

(c) a disposition of inventory or other assets in the ordinary course of business or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(d) a disposition of obsolete, damaged or worn out property or equipment or property or equipment that are no longer used or useful in the conduct of the business of the Borrower and its Subsidiaries;

(e) the disposition of all or substantially all of the assets of the Borrower in a manner permitted pursuant to Section 7.4.8 or any disposition that constitutes a Change of Control pursuant to this Agreement;

(f) an issuance of Capital Stock by a Subsidiary of the Borrower to the Borrower or to a Subsidiary of the Borrower subject to clause (j) below;

(g) any Permitted Investment or any Restricted Payment that does not violate Section 7.4.1;

(h) dispositions of assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $25.0 million;

(i) the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(j) the issuance by a Subsidiary of the Borrower of Preferred Stock or Disqualified Stock that is permitted by Section 7.4.2;

(k) the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Borrower and its Subsidiaries;

(l) foreclosure on assets;

(m) [reserved];

(n) the unwinding of any Hedging Obligations;

(o) the surrender of contract rights or the settlement or surrender of contract, tort or other claims;

(p) dispositions to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements;

(q) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(r) dispositions in connection with (i) Existing Royalties, (ii) prepaid metals transactions in an amount not to exceed 225,000 ounces per annum, and (iii) additional royalties entered into or granted by the Borrower or any Subsidiary following the Closing Date in an amount not to exceed $250.0 million in the aggregate;

(s) dispositions of any assets of or related to, or Investments in, any mineral property of the Borrower or any of its Subsidiaries that has not attained commercial production, has been placed on care and maintenance for more than 12 months or is subject to a mine closure plan;

(t) any exchange of assets for other assets (which other assets may, in whole or in part, include cash, Cash Equivalents, Capital Stock or any securities convertible into, or exercisable or exchangeable for, Capital Stock, but which assets may not include any Indebtedness) issued by or related to a Similar Business, provided that (i) such other assets related to a Similar Business are of comparable or greater market value or usefulness to the Borrower or Subsidiary exchanging such assets compared with the assets being exchanged, which in the event of an exchange of assets with a Fair Market Value in excess of (a) $25.0 million shall be evidenced by an Officer's Certificate and (b) $50.0 million shall be set forth in a resolution approved by at least a majority of the members of the Board of Directors of the Borrower, (ii) the Borrower shall apply any cash or Cash Equivalents received in any such exchange of assets as described in Section 7.4.3 and (iii) no Borrower or Recourse Subsidiary may exchange assets pursuant to this clause (t) for other assets to be owned or held by a Non-Recourse Subsidiary, unless such exchange of assets complies with Section 7.4.9;

(u) any disposition constituting a Bambouk Sale Transaction provided that all of the proceeds of any such disposition are used for the development of the Côté Project and other general corporate purposes;

(v) dispositions of the Borrower's interests in IAMGOLD Guyane S.A.S. and IAMGOLD Brasil Prospecccao Ltda (and their respective Subsidiaries) to arm's length Persons; and

(w) any disposition of the interests in the Côté Project in accordance with the JV Agreement, as in effect on the date hereof.

"Asset Disposition Offer" means, either an Initial Asset Disposition Offer or a Subsequent Asset Disposition Offer, as the context so requires.

"Asset Disposition Offer Amount" has the meaning given to such term in Section 3.5.2

"Asset Disposition Offer Period" has the meaning given to such term in Section 3.5.2.

"Asset Disposition Payment Date" has the meaning given to such term in Section 3.5.6.

"Assigned Loan" has the meaning given to such term in Section 10.2.2.

"Assignment and Assumption" means an agreement in substantially the form of Exhibit 2 or any other form agreed to by the Borrower.

"Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with IFRS; provided, however, that if such Sale/Leaseback Transaction results in a Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of "Lease Obligations."

"Available Tenor" means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an Interest Period, or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark, in each case as of such date and not including any tenor for such Benchmark that is then-removed from the definition of Interest Period pursuant to Section 3.9.4.

"Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

"Bail-In Legislation" means (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).

"Bambouk Entities" means Societe d'Exploration de Siribaya Sarl, IAMGOLD Mali Corporation Suarl, IAMGOLD Exploration Mali Saurl.

"Bambouk Sale Transactions" means the disposition by the Borrower and/or its Subsidiaries to arm's length Persons of all Capital Stock of the Bambouk Entities and all Indebtedness owing by the Bambouk Entities to the Borrower or any of its Subsidiaries.

"Bankruptcy Law" means any law relating to bankruptcy, insolvency, receivership, winding-up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law, including, without limitation, the Bankruptcy and Insolvency Act of Canada, the United States Bankruptcy Code, and shall also include the arrangement provisions of any applicable Canadian federal or provincial corporate statutes solely to the extent used or purported to be used to arrange or compromise the Secured Obligations.

"Benchmark" means, initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then "Benchmark" means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 3.9.1.

"Benchmark Replacement" means the first alternative set forth in the order below that can be determined by the Agent for the applicable Benchmark Replacement Date:

(a) Daily Simple SOFR; or

(b) The sum of (i) the alternative benchmark rate that has been selected by the Agent and the Borrower giving due consideration to (a) any selection or recommendation of a benchmark rate or mechanism for determining such a rate by the Relevant Governmental Body, and (b) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for credit facilities at such time, and (ii) the related Benchmark Replacement Adjustment;

provided that if such Benchmark Replacement as so determined would be less than two percent, such Benchmark Replacement shall be deemed to be two percent for the purposes of this Agreement and the other Loan Documents.

"Benchmark Replacement Adjustment" means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body, or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated or bilateral credit facilities in Canada at such time.

"Benchmark Replacement Conforming Changes" means, with respect to either the use or adoption of Term SOFR or the use, adoption, administration or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of "Business Day," the definition of "Interest Period" or any similar or analogous definition, timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or rollover notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such rate or to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of such rate exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).

"Benchmark Replacement Date" means the earliest to occur of the following events with respect to the then-current Benchmark:

(a) In the case of clause (a) or clause (b) of the definition of "Benchmark Transition Event", the later of (i) the date of the public statement or publication of information referenced therein, and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b) In the case of clause (c) of the definition of "Benchmark Transition Event", the first date on which all Available Tenors of such Benchmark (or the published component used in the calculation thereof) have been determined and announced by or on behalf of the administrator of such Benchmark (or such component thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative or non-compliant with or non-aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks; provided that such non-representativeness, non-compliance or non-alignment will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the "Benchmark Replacement Date" will be deemed to have occurred in the case of clause (a) or clause (b) of this definition with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

"Benchmark Transition Event" means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component); or

(c) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) or the regulatory supervisor for the administrator of such Benchmark (or such component thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative or in compliance with or aligned with the International Association of Securities Commissions (IOSCO) Principles for Financial Benchmarks.

"beneficial ownership" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, and "beneficial owner" has a corresponding meaning.

"Benefit Plan" means any of (a) an "employee benefit plan" (as defined in ERISA) that is subject to Title I of ERISA, (b) a "plan" as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such "employee benefit plan" or "plan".

"Board of Directors" means:

(a) with respect to a corporation, the Board of Directors of the corporation or (other than for purposes of determining Change of Control) the executive committee of the Board of Directors;

(b) with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(c) with respect to any other Person, the board or committee of such Person serving a similar function.

"Borrower" means IAMGOLD Corporation, together with its permitted successors and assigns.

"Borrower Purchase Period" has the meaning given to such term in Section 10.2.2.

"Business Day" or "Jour ouvrable" means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York or Toronto, Ontario are authorized or required by law to close.

"Canadian Dollars", and "Cdn. $" each means lawful money of Canada.

"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

"Cash Equivalents" means:

(a) Canadian Dollars, U.S. Dollars or, in the case of any Subsidiary, such other local currencies held by it from time to time in the ordinary course of business;

(b) securities issued or directly and fully Guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality of Canada or the United States (provided that the full faith and credit of Canada or the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(c) marketable general obligations issued by any province of Canada or state of the United States or any political subdivision of any such province or state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of "A" or better from either S&P or Moody's, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments;

(d) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by S&P, or "A" or the equivalent thereof by Moody's, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and having combined capital and surplus in excess of $500.0 million;

(e) repurchase obligations with a term of not more than seven (7) days for underlying securities of the types described in clauses (b), (c) and (d) entered into with any bank meeting the qualifications specified in clause (d) above;

(f) commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by S&P or "P-2" or the equivalent thereof by Moody's, or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(g) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (a) through (f) above.

"Cash Management Agreements" means any agreement providing for treasury, depository, purchasing card or cash management services, including in connection with any automated clearing house transfer of funds or any similar transaction entered into in the ordinary course of business.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption, making, issuance or taking effect of any Applicable Law or (b) any change in any Applicable Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority; provided that notwithstanding anything herein to the contrary (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, regulations, guidelines or directives thereunder or issued in connection therewith or in implementation thereof, and (ii) all requests, rules, regulations, guidelines and directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or other Governmental Authority, in each case, pursuant to Basel III, shall in each case be deemed to be a "Change in Law", regardless of the date enacted, adopted, issued or implemented.

"Change of Control" means:

(a) any "person" or "group" of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have "beneficial ownership" of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Borrower (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its assets); or

(b) the sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation, amalgamation or arrangement), in one or a series of related transactions, of all or substantially all of the assets of the Borrower and its Recourse Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(c) the adoption by the shareholders of the Borrower of a plan or proposal for the liquidation or dissolution of the Borrower.

"Change of Control Offer" has the meaning given to such term in Section 3.6.1.

"Change of Control Payment" has the meaning given to such term in Section 3.6.1.

"Change of Control Payment Date" has the meaning given to such term in Section 3.6.1(a).

"Change of Control Triggering Event" means the occurrence of a Change of Control. Notwithstanding the foregoing, for the avoidance of doubt, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

"CI" means, collectively, [redacted].

"Closing Date" means May 16, 2023.

"Code" means the Internal Revenue Code of 1986, as amended.

"Collateral" means all of the Property of the Obligors charged by the Security Documents from time to time.

"Common Stock" means with respect to any Person, any and all shares, interests and other participations in, and other equivalents (however designated and whether voting or nonvoting), of such Person's common stock, whether or not outstanding on the Closing Date, and includes, without limitation, all series and classes of such shares, interests and participations and other equivalents, as applicable.

"Compliance Certificate" means the certificate required to be delivered pursuant to Section 7.3, substantially in the form attached as Exhibit 1 and signed by an Officer of the Borrower.

"Consolidated Coverage Ratio" means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive Fiscal Quarters ending prior to the date of such determination to (y) Consolidated Interest Expense for such four consecutive Fiscal Quarters.

Solely for the purposes of calculating the Consolidated Coverage Ratio for the purposes of any incurrence test required under Section 7.4.2(a) or Section 7.4.8:

(a) if the Borrower or any of its Subsidiaries:

(i) has incurred any Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes an incurrence of Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving Debt Facility outstanding on the date of such calculation will be deemed to be:

(A) the average daily balance of such Indebtedness during such four Fiscal Quarters or such shorter period for which such facility was outstanding; or

(B) if such facility was created after the end of such four Fiscal Quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation), and the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(ii) has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes a repayment, redemption, retirement, defeasance or other discharge of Indebtedness (in each case, other than Indebtedness incurred under any revolving Debt Facility unless such Indebtedness has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such repayment, redemption, retirement, defeasance or other discharge had occurred on the first day of such period;

(b) if since the beginning of such period, the Borrower or any of its Subsidiaries will have made any Asset Disposition or disposed of or accounted for as discontinued operations (as defined under IFRS) any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(i) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(ii) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Borrower or any of its Subsidiaries repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to the Borrower and its continuing Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Subsidiary of the Borrower is sold or in the case of discontinued operations, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Subsidiary or discontinued operations to the extent the Borrower and its continuing Subsidiaries are no longer liable for such Indebtedness after such sale);

(c) if since the beginning of such period the Borrower or any of its Subsidiaries (by merger, consolidation, amalgamation, arrangement or otherwise) will have made an Investment in any Subsidiary of the Borrower (or any Person that becomes a Subsidiary of the Borrower or is merged with or into the Borrower or any of its Subsidiaries) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, or a division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(d) if since the beginning of such period any Person (that subsequently became a Subsidiary of the Borrower or was merged with or into the Borrower or any of its Subsidiaries since the beginning of such period) will have incurred any Indebtedness or repaid, redeemed, retired, defeased or otherwise discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clauses (a), (b) or (c) above if made by the Borrower or its Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

Notwithstanding the foregoing, whenever pro forma effect is to be given to any calculation with respect to a transaction, the date of determination for the pro forma calculation relating to such transaction may be, at the election of the Borrower, (i) the time such transaction is completed or implemented or (ii) the time such transaction is approved by the Board of Directors of the Borrower.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Borrower. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Borrower, the interest rate shall be calculated by applying such optional rate chosen by the Borrower.

For greater certainty, the foregoing pro forma calculations shall not used for calculating the Consolidated Coverage Ratio for the purpose of Section 7.1(b) and the Consolidated Coverage Ratio shall be calculated on the basis of the actual Consolidated EBITDA and Consolidated Interest Expense for the relevant period.

"Consolidated EBITDA" for any period of four consecutive Fiscal Quarters means, with respect to any Person, the Consolidated Net Income of such Person for such period:

(a) increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(i) Consolidated Interest Expense; plus

(ii) Consolidated Income Taxes; plus

(iii) amortization, depletion and depreciation expense; plus

(iv) any non-cash charges reducing Consolidated Net Income, including any restructuring charges, integration costs or costs associated with establishing new facilities, write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment) and non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees; plus

(v) any expenses or charges related to any Equity Offering, Permitted Investment, merger, amalgamation, consolidation, arrangement, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including (i) fees, expenses or charges related to the Loan and (ii) any amendment or other modification of this Agreement; plus

(vi) any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of the Borrower; provided that the aggregate amount of all charges, expenses and costs added back under this clause (vi) shall not exceed the greater of (x) $50.0 million and (y) 15% of Consolidated EBITDA for the applicable period of four consecutive Fiscal Quarters; plus

(vii) accretion of asset retirement obligations, net of cash payments by such Person for such asset retirement obligations;

(b) decreased (without duplication) by non-cash items increasing Consolidated Net Income of such Person for such period (excluding the accrual of revenue in the ordinary course of business and any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period);

(c) increased or decreased (without duplication) to eliminate the following items to the extent reflected in Consolidated Net Income:

(i) any net gain or loss resulting in such period from currency translation gains or losses;

(ii) any non-recurring or unusual gains, losses or expenses; and

(iii) effects of adjustments (including the effects of such adjustments pushed down to the Borrower and its Subsidiaries) in any line item in such Person's consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition; and

(d) increased (without duplication) by an amount equal to the product obtained by multiplying (i) the JV EBITDA (if positive) for such period of any Person that is not, as of the last day of such period, a Subsidiary of the Borrower but in which, as of the last day of such period, the Borrower directly or indirectly owned any Capital Stock by (ii) a percentage equal to the percentage of that Person's outstanding Capital Stock (measured in terms of economic interest rather than number of shares or voting power) that is directly or indirectly owned by the Borrower as of the last day of such period.

Notwithstanding the foregoing, the amounts set forth in clauses (a)(ii) through (vii) above relating to a Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (a)(ii) through (vii) above are in excess of those necessary to offset a net loss of such Subsidiary or if such Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Borrower by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its shareholders.

"Consolidated Income Taxes" means, with respect to any Person for any period, provision of such Person for such period (calculated on a consolidated basis in accordance with IFRS) in respect of taxes for such period imposed upon such Person or for other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, federal, provincial and territorial, state, franchise and similar taxes and foreign taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

"Consolidated Interest Expense" means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Subsidiaries, net of any interest income received by such Person and its consolidated Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(a) interest expense attributable to Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto;

(b) amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(c) non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense;

(d) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

(e) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Subsidiaries or secured by a Lien on assets of such Person or one of its Subsidiaries;

(f) costs associated with entering into Hedging Obligations (including amortization of fees) related to Indebtedness;

(g) interest expense of such Person and its Subsidiaries that was capitalized during such period;

(h) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its non-Guarantor Subsidiaries payable to a party other than the Borrower or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Canadian federal, provincial, territorial, municipal and local and foreign statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis in accordance with IFRS;

(i) Receivables Fees; and

(j) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than the Borrower and its Subsidiaries) in connection with Indebtedness incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (a) through (j) above) relating to any Indebtedness of such Person or any of its Subsidiaries described in the final paragraph of the definition of "Indebtedness." For greater certainty, the Option Fee (as defined in the JV Agreement) payable pursuant to the JV Agreement shall not constitute interest for the purposes of this Agreement, and shall not be included in the calculation of Consolidated Interest Expense.

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, without duplication of clause (i) above, commissions, discounts, yield and other fees and charges incurred in connection with any transaction pursuant to which such Person or its Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

"Consolidated Net Income" means, for any period, the net income (loss) of the Borrower and its consolidated Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(a) any net income (loss) of any Person if such Person is not a Subsidiary of the Borrower or that is accounted for by the equity method of accounting, except that:

(i) subject to the limitations contained in clauses (b) through (h) below, the Borrower's equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Borrower or any of its Subsidiaries as a dividend or other distribution; and

(ii) the Borrower's equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Borrower or its Subsidiaries;

(b) any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Borrower or such Subsidiary, other than in the ordinary course of business, as determined in good faith by Senior Management;

(c) any income or loss from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(d) any extraordinary or non-recurring gain or loss;

(e) impairment charges;

(f) any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(g) any net income or loss included in the consolidated statement of operations with respect to non-controlling interests; and

(h) the cumulative effect of a change in accounting principles.

"Constating Documents" means, with respect to any Person, its articles and/or certificate of incorporation, amendment, amalgamation or continuance, memorandum of association, charter, by-laws, declaration of trust and other constating documents (in the case of a trust), partnership agreement, limited liability company agreement or other similar document, and all unanimous shareholder agreements, other shareholder agreements, voting trust agreements and similar arrangements applicable to the Person's Capital Stock, all as in effect from time to time.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have corresponding meanings.

"Côté Project" means the Côté gold project and related exploration assets located in the Chester and Neville Townships, District of Sudbury, Ontario.

"Daily Simple SOFR" means, for any day (a "SOFR Rate Day"), a rate per annum equal to SOFR for the day that is five (5) Business Days prior to (i) if such SOFR Rate Day is a Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a Business Day, the Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on its website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.

"Debt Facility" means (a) any one or more debt facilities (including, without limitation, the Senior Credit Facility), commercial paper facilities, indentures or debt security issuances providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or issuances of debt securities evidenced by notes, debentures, bonds, indentures or similar instruments, in each case held solely in favour of any one or more of the following: (i) banking institutions registered to carry on banking business in Canada, the United States, Japan, Western Europe or Australia, (ii) government agencies, and (iii) pension funds; and (b) including all amendments, restatements, modifications, renewals, refunds, replacements and refinancings (including by means of sales of debt securities to institutional investors) of any of the foregoing facilities or instruments in whole or in part from time to time (and whether or not with the original administrative agent, lenders, investors or trustees or another administrative agent or agents, other lenders, investors or trustees and whether provided under any credit or other agreement or indenture), subject to continuing compliance at all times with paragraph (a) of this definition.

"Default" means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

"Derivative Transaction" means any transaction of a type commonly considered to be a derivative or hedging transaction, any combination of such transactions or any agreement relating to such transaction or such combination of transactions, in each case whether relating to one or more of interest rates, currencies, commodities, securities or any other matters, including, but not limited to (i) any cap, collar, floor or option, (ii) any forward contract; (iii) any rate swap, basis swap, commodity swap, cross-currency swap or other swap or contract for differences; and (iv) any prepaid metals transactions forming part of the First Lien Obligations.

"Designated Non-Cash Consideration" means the Fair Market Value of non-cash consideration received by the Borrower or any of its Subsidiaries in connection with an Asset Disposition that is designated as "Designated Non-Cash Consideration" pursuant to an Officer's Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Non-Cash Consideration.

"Disqualified Assignee" means any competitor of the Borrower or any of its Subsidiaries, including, for certainty, any Person engaged in gold mining or other precious metals mining in the ordinary course of such Person's business, and any Affiliate thereof; provided that, notwithstanding the foregoing, (i) a "Disqualified Assignee" shall not include any debt or credit fund or similar investment entity, that has invested in, or financed, mining companies, nor any Affiliate thereof unless such Affiliate is itself a competitor of the Borrower or any of its Subsidiaries or directly or indirectly Controls a competitor of the Borrower or any of its Subsidiaries, and (ii) any funds or other investment entities which are, together with their Affiliates, taken as a whole, primarily focused or engaged in investing in or financing companies engaged in the mining industry shall, together with their Affiliates, be deemed to be  "Disqualified Assignees".

"Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(a) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(b) is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Borrower or its Subsidiaries (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(c) is redeemable at the option of the holders of the Capital Stock in whole or in part; in each case on or prior to the date ninety-one (91) days after the earlier of the Maturity Date or the date the Loan is no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holders thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Borrower or any of its Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control Triggering Event or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in this Agreement) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) provide that the Borrower or any of its Subsidiaries, as applicable, are not required to repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) pursuant to such provision prior to compliance by the Borrower with Section 7.4.3 and; such repurchase or redemption complies with Section 7.4.1.

"distribution" may consist of cash, securities or other property, by set-off or otherwise.

"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

"EEA Resolution Authority" means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

"Employee Plan" means a Pension Plan, a Welfare Plan or both.

"Equity Offering" means a public offering or private placement for cash either (1) by the Borrower of its Capital Stock or (2) by a direct or indirect parent entity of the Borrower of such entity's Capital Stock to the extent that the net proceeds therefrom are contributed to the common equity capital of the Borrower, in each case, other than (x) any issuances pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, or (y) an issuance to any Subsidiary of the Borrower.

"Equivalent Amount" means, on any day with respect to any two currencies, the amount obtained in one such currency (the "first currency") when an amount in the other currency is converted into the first currency using the Agent's spot rate for the conversion of the applicable amount of the other currency into the first currency in effect as of 12:00 noon (Toronto time) on such Business Day (or the immediately preceding Business Day if such day is not a Business Day) or, in the absence of such a spot rate on such day, using such other rate as the Agent may reasonably select.

"ERISA" means the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time and any regulations promulgated and the rulings issued thereunder.

"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

"Event of Default" or "Cas de défaut" has the meaning attributed to such term in Section 8.1.

"Excess Acceptance Amount" has the meaning attributed to such term in Section 3.5.3.

"Excess Proceeds" has the meaning given to such term in Section 7.4.3(c).

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

"Exchange Rate" means, on any day, for the purpose of calculations under this Agreement, the amount of one currency into which another currency may be converted at the rate of exchange at which the Agent is able, at the relevant time on that day, to purchase the first currency with the other currency, in accordance with its normal practice.

"Excluded Taxes" means, with respect to the Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of the Borrower hereunder, (a) Taxes imposed on or measured by its net income or profits (however denominated), franchise Taxes imposed on it, and capital or branch profits Taxes or any similar Tax imposed on or measured by its net income or profits (however denominated), in each case, (i) by the jurisdiction (or any political subdivision thereof) under the laws of which such recipient (or, in the case of a recipient which is a pass through entity pursuant to the laws of the jurisdiction of the Governmental Authority imposing such Tax, any of its beneficial owners) is organized or in which its principal office is located or, in the case of any Lender, in which its applicable lending office is located, or (ii) that are Other Connection Taxes, (b) in the case of a Foreign Lender (other than (i) an assignee pursuant to a request by the Borrower under Section 11.11, (ii) an assignee pursuant to an Assignment and Assumption made when an Event of Default has occurred and is continuing or (iii) any other assignee to the extent that the Borrower has expressly agreed that any withholding Tax shall be an Indemnified Tax), (A) any U.S. federal withholding Tax that (i) is imposed or assessed in respect of the Loan that was made on the premise that an exemption from such withholding Tax would be available where the exemption is subsequently determined, or alleged by a taxing authority, not to be available, or (ii) is required by Applicable Law to be withheld or paid in respect of any amount payable hereunder or under any Loan Document to such Foreign Lender at the time such Foreign Lender becomes a party hereto (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts from the Borrower with respect to such withholding Tax pursuant to Section 11.10, (B) any withholding Tax that is attributable to such Foreign Lender's failure to comply with Section 11.10, or (C) any Canadian withholding Tax that is imposed as a result of such Foreign Lender: (i) not dealing at arm's length (within the meaning of the Income Tax Act (Canada)) with an Obligor at the time of payment or (ii) being a "specified shareholder" (within the meaning of subsection 18(5) of the Income Tax Act (Canada)) of an Obligor, or not dealing at arm's length (for the purposes of the Income Tax Act (Canada)) with such a "specified shareholder" of an Obligor, at the time of payment (other than where the non-arm's length relationship arises, or where the Foreign Lender is a "specified shareholder" or does not deal at arm's length with a "specified shareholder", in connection with or as a result of the Foreign Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, or engaged in any other transaction pursuant to or enforced any Loan Document), and (c) Taxes imposed under FATCA. For greater certainty, for purposes of item (b)(C) above, a Canadian withholding Tax includes any Tax that a Foreign Lender is required to pay pursuant to Part XIII of the Income Tax Act (Canada) or any successor provision thereto.

"Existing Notes" means the 5.750% senior notes of the Borrower due 2028 issued pursuant to the Indenture.

"Existing Royalties" means the royalties listed on Schedule B hereto, as the same may be amended, restated, modified, replaced, refinanced or otherwise supplemented in whole or in part from time to time, provided that the terms of any such amendments, restatements, modifications, replacements, refinancings or supplements, taken as a whole are, in the good faith judgment of Senior Management, substantially equivalent or more favourable to the applicable Obligor than the terms of the royalties listed on Schedule B hereto on the date hereof.

"Fair Market Value" means, with respect to any asset or liability, the fair market value of such asset or liability as determined by Senior Management of the Borrower in good faith; acting reasonably; provided that if the fair market value exceeds $50.0 million, such determination shall be made by the Board of Directors of the Borrower in good faith; acting reasonably (including as to the value of all non-cash assets and liabilities).

"FATCA" means Sections 1471 through 1474 of the Code as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(i) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code.

"Federal Funds Rate" means, for any day, the rate calculated by the Federal Reserve Bank of New York based on such day's federal funds transactions by depository institutions (as determined in such manner as the Federal Reserve Bank of New York shall set forth on its public website from time to time) and published on the next succeeding Business Day by the Federal Reserve Bank of New York as the federal funds effective rate; provided, that if the Federal Funds Rate for any day is less than zero, the Federal Funds Rate for such day will be deemed to be zero.

"First Lien Obligations" has the meaning given to such term in the Intercreditor Agreement.

"Fiscal Quarter" means, a fiscal quarter of the Borrower, which shall be a period of three consecutive calendar months, ending on March 31, June 30, September 30 or December 31 in each year, as applicable.

"Fiscal Year" means a fiscal year of the Borrower, which shall be a period of twelve consecutive calendar months ending on December 31 in each year.

"Foreign Lender" means any Lender that is not organized under the laws of the jurisdiction in which the Borrower is resident for tax purposes and that is not otherwise considered or deemed in respect of any amount payable to it hereunder or under any Loan Document to be resident for income tax or withholding tax purposes in the jurisdiction in which the Borrower is resident for tax purposes by application of the laws of that jurisdiction. For purposes of this definition (i) Canada and each province and territory thereof shall be deemed to constitute a single jurisdiction, and (ii) the United States of America, each state thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

"Funding Date" has the meaning given to such term in Section 3.1.

"Governmental Authority" means the government of Canada or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government, including any supra-national bodies such as the European Union or the European Central Bank and including a Minister of the Crown, Superintendent of Financial Institutions or other comparable authority or agency.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(b) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term "Guarantee" will not include (i) endorsements for collection or deposit in the ordinary course of business or (ii) Liens permitted by clause (y) of the definition of "Permitted Liens."

"Guarantor" means each Subsidiary of the Borrower in existence on the Closing Date that provides a Guarantee of the Secured Obligations on the Closing Date and any other Subsidiary of the Borrower that provides a Guarantee of the Secured Obligations after the Closing Date in accordance with this Agreement; provided that upon release or discharge of any Subsidiary of the Borrower from its Guarantee of the Secured Obligations in accordance with this Agreement, such Subsidiary shall cease to be a Guarantor. As at the Closing Date, the Guarantors are IAMGOLD Essakane S.A. (a Burkina Faso corporation) and AGEM Ltd. (a Barbados corporation).

"Guarantor Subordinated Obligation" means any Indebtedness of a Guarantor (whether outstanding on the Closing Date or thereafter incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Guarantee of the Secured Obligations, pursuant to a written agreement, in form and substance satisfactory to the Agent, acting reasonably.

"Hazardous Materials" means any hazardous substance or any pollutant or contaminant, toxic or dangerous waste, substance or material, as defined in or regulated by any Applicable Law or Governmental Authority from time to time, including friable asbestos and poly-chlorinated biphenyls.

"Hedging Obligations" of any Person means the Obligations of such Person pursuant to any Derivative Transaction, commodity spot transaction or currency spot transaction.

"IFRS" means, at any time, International Financial Reporting Standards as issued by the International Accounting Standards Board as in effect at such time. All ratios and computations based on IFRS contained in this Agreement will be computed in conformity with IFRS.

"Immaterial Subsidiary" shall mean any Subsidiary of the Borrower (whether or not wholly-owned) that (a) is not a Material Subsidiary, and (b) as at the end of the most recent Fiscal Quarter, has total assets having an aggregate book value of less than $10.0 million (or the Equivalent Amount in another currency), and (c) does not, directly or indirectly, hold any Capital Stock in a Material Subsidiary.

"incur" means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary of the Borrower (whether by merger, consolidation, amalgamation or arrangement, acquisition or otherwise) will be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary of the Borrower; and the terms "incurred" and "incurrence" have meanings correlative to the foregoing.

"Indebtedness" means, with respect to any Person on any date of determination (without duplication):

(a) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(b) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(c) the principal component of all obligations of such Person in respect of letters of credit, bankers' acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a payable and such obligation is satisfied within thirty (30) days of incurrence);

(d) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities under IFRS, and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS;

(e) Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(f) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, in the case of any Preferred Stock issued by a Non-Recourse Subsidiary, such Preferred Stock (but excluding, in each case, any accrued dividends);

(g) all Indebtedness of any other Person secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the principal component of such Indebtedness of such other Person;

(h) the principal component of Indebtedness of any other Person to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(i) to the extent not otherwise included in this definition, net obligations of any Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time); and

(j) to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction (or series of transactions) were structured as a secured lending transaction rather than as a securitization transaction or series of securitization transactions, the obligations of which are non-recourse to the Borrower or any of its Subsidiaries pursuant to which the Borrower or any of its Subsidiaries sells or grants a security interest in accounts receivable to a Person that is not a Subsidiary.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be "Indebtedness"; provided that such money is held to secure the payment of such interest; (ii) obligations in respect of any royalty or precious metals stream or similar transaction shall not be deemed to be "Indebtedness"; (iii) in connection with the purchase by the Borrower or any of its Subsidiaries of any business, the term "Indebtedness" will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within thirty (30) days thereafter; and (iv) "Indebtedness" shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, Reclamation Obligations are not and will not be deemed to be Indebtedness.

In addition, "Indebtedness" of the Borrower and its Subsidiaries shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of the Borrower and its Subsidiaries if:

(a) such Indebtedness is the obligation of a partnership or joint venture that is not a Subsidiary of the Borrower (a "Joint Venture");

(b) the Borrower or any of its Subsidiaries is a general partner of the Joint Venture (a "General Partner"); and

(c) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Borrower or any of its Subsidiaries; and then such Indebtedness shall be included in an amount not to exceed:

(i) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of the Borrower or any of its Subsidiaries; or

(ii) if less than the amount determined pursuant to clause (i) immediately above, the actual amount of such Indebtedness that is recourse to the Borrower or any of its Subsidiaries, if the Indebtedness is evidenced by a writing and is for a determinable amount.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnitee" has the meaning given to such term in Section 11.8.1.

"Indenture" means the indenture dated as of September 23, 2020, among the Borrower, the guarantors party thereto and Computershare Trust Company, N.A., a national association, as trustee, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including replacing the issuer or increasing the amount borrowed thereunder provided that such additional Indebtedness is incurred in accordance with Section 7.4.2).

"Independent Financial Advisor" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in businesses that are similar to the business conducted by the Borrower at the relevant time of determination, that has nationally recognized standing and that is, in the good faith judgment of the Borrower, qualified to perform the task for which it has been engaged.

"Initial Asset Disposition Offer" has the meaning given to such term in Section 7.4.3(c).

"Initial Loan" means the non-revolving term loan made on the Closing Date in a principal amount of $400.0 million.

"Initial Loan OID" has the meaning given to such term in Section 2.3.

"Intellectual Property" or "Propriété intellectuelle" means patents, trademarks, service marks, trade names, copyrights, trade secrets, industrial designs and other similar rights.

"Intercompany Subordination Agreement" means a subordination agreement substantially in the form of Exhibit 3 hereto, or as may otherwise be agreed by the Agent and the Borrower, each acting reasonably.

"Intercreditor Agreement" or "Convention entre créanciers" means the intercreditor agreement dated as of the date hereof between the Agent on behalf of the Lenders and the agent under the Senior Credit Facility on behalf of the lenders thereunder, and the Obligors party thereto from time to time, as the same may be amended, restated, modified, renewed or replaced in whole or in part from time to time.

"Interest" has the meaning given to such term in Section 3.1.

"Interest Payment Date" means the last day of each Interest Period, including the Maturity Date.

"Interest Period" means with respect to the Loan, the period commencing on the date of the advance of the Initial Loan and ending on the numerically corresponding day that is thirty (30) or ninety (90) days thereafter (in each case, subject to the availability thereof), as selected by the Borrower; provided that, in any case, (i) if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day, (ii) no Interest Period shall extend beyond the Maturity Date and (iii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month.

"Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

"Investment Grade Securities" means:

(a) securities issued or directly and fully Guaranteed or insured by governments and supranational institutions having a "AAA" or higher rating by S&P or the equivalent from another Rating Agency, or any agency or instrumentality thereof (other than Cash Equivalents);

(b) debt securities or debt instruments with a rating of "A" or higher from S&P, or "A3" or higher by Moody's or the equivalent of such rating by such rating organization or, if no rating of Moody's or S&P, then exists, the equivalent of such rating by any other Ratings Agency, but excluding any debt securities or instruments constituting Loan or advances among the Borrower and its Subsidiaries; and

(c) investments in any fund that invests exclusively in investments of the type described in clauses (a) and (b) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

"Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person; provided that none of the following will be deemed to be an Investment:

(a) Hedging Obligations entered into in the ordinary course of business and in compliance with this Agreement;

(b) endorsements of negotiable instruments and documents in the ordinary course of business; and

(c) any acquisition of assets, Capital Stock or other securities by the Borrower or a Subsidiary to the extent the consideration paid for such assets, Capital Stock or securities consists of Capital Stock (other than Disqualified Stock) of the Borrower.

For purposes of Section 7.4, if the Borrower or any of its Subsidiaries sells or otherwise disposes of any Voting Stock of any Subsidiary of the Borrower such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Borrower, the Borrower shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Subsidiary not sold or disposed of.

"Judgment Currency" has the meaning given to such term in Section 11.13.

"JV Agreement" means the amended and restated joint venture agreement dated as of June 28, 2019, as amended on June 28, 2019, July 29, 2019, December 23, 2019, May 8, 2020, April 27, 2022, July 27, 2022 and December 19, 2022 among IMG, SMM Gold Cote Inc. and Sumitomo Metal Mining Co., Ltd. in respect of the Côté Project, as the same may be amended, restated, modified, renewed or replaced from time to time.

"JV EBITDA" of any Person for any period means an amount equal to the consolidated net income for such period of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with IFRS, subject to the adjustments described in clauses (a) through (d) of the definition of "Consolidated EBITDA" and to the final paragraph of such definition.

"Lease" means, at the time any determination is made, a lease of real or personal property that would at that time be required to be classified as a "lease" in accordance with IFRS.

"Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a Lease that would at that time be required to be accounted for as a lease liability on a balance sheet in accordance with IFRS. The amount of Indebtedness represented by such obligation will be the amount of the liability for such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

"Lenders" means Oaktree, CI, Varde and such other lenders as may become party hereto from time to time, together with their permitted successors and assigns.

"Lien" or "Charge" means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Personal Property Security Act (Ontario) (or equivalent statutes of any jurisdiction); provided that in no event shall a lease that would have been classified as an operating lease in accordance with IFRS as in effect on the Closing Date be deemed to constitute a Lien.

"Liquidity" means unrestricted cash (determined in accordance with IFRS) and Cash Equivalents plus undrawn amounts under any revolving credit facility of the Obligors (it being understood that any cash that is subject to a Lien shall not be deemed restricted solely by virtue thereof).

"Loan" means, collectively, (i) the Initial Loan and (ii) Additional Advances incurred and made hereunder in accordance with Section 7.4.2(b)(iii) from time to time.

"Loan Documents" or "Documents de prêt" means, collectively, this Agreement, the Security Documents, the Intercreditor Agreement and all other agreements, instruments and documents from time to time (after the date of this Agreement) delivered to the Lenders and/or the Agent in connection with this Agreement or the other Loan Documents.

"Losses" has the meaning given to such term in Section 9.8.3.

"Make-Whole Premium" means, with respect to any particular voluntary prepayment hereunder, an amount equal to the amount of interest (calculated on a net present value basis using a discount rate equal to the three-month Treasury Rate as of the applicable date of such prepayment plus 0.50%) that would have been paid on the principal amount of such voluntary prepayment during the period from and including the date of such prepayment to but excluding the second anniversary of the Closing Date (the "Make-Whole Calculation Period"), in each case, calculated using the interest rate applicable to the Loan that is in effect on the date of such prepayment and the actual number of days elapsed over a year of three hundred and sixty (360) days (assuming for purposes of such calculation that, on each Interest Payment Date occurring during such Make-Whole Calculation Period, the interest accruing on such prepayment amount during the period commencing on the immediately preceding Interest Payment Date to but excluding the applicable Interest Payment Date with respect to such prepayment amount is capitalized on the applicable Interest Payment Date), plus four percent (4%) of the Principal Amount being so repaid or prepaid; and, for greater certainty, the Make-Whole Premium shall be payable in the event of any repayment of the Loan following the acceleration thereof during the Make-Whole Calculation Period.

"Material Adverse Effect" means any event, fact or circumstance or series of events, facts or circumstances affecting the condition, properties, business or results of operations of the Borrower and the Subsidiaries, taken as a whole, that either individually or in the aggregate materially adversely affects or could materially adversely affect the ability of the Obligors to perform their respective obligations under the Loan Documents in accordance with the respective terms thereof, other than events, changes, effects, conditions or circumstances resulting from or relating to: (a) applicable economic or market conditions of the gold mining industry, (b) any change in prevailing interest rates or market prices or (c) any change in IFRS.

"Material Agreement" means any contract which, if terminated, would, or could reasonably be expected to, impair the ability of the Obligors, as a whole, to carry on business in the ordinary course or would have a Material Adverse Effect.

"Material Dispute" means any dispute between an Obligor and a third party that has impaired, or could reasonably be expected to impair, the ability of any Obligor to carry on business in the ordinary course or has caused, or could reasonably be expected to cause a Material Adverse Effect.

"Material Intellectual Property" means any Intellectual Property rights that, individually or in the aggregate, are material to the operation of the business of the Borrower and its Subsidiaries, taken as a whole.

"Material Permit" means any Permit, the loss or termination of which would, or could reasonably be expected to, materially impair the ability of any Obligor to carry on business in the ordinary course, or result in a Material Adverse Effect.

"Material Subsidiary" or "Filiale importante" means any Subsidiary of the Borrower (whether or not wholly-owned) (a) that, as of the end of any Fiscal Quarter, has total consolidated assets having a book value of $50.0 million (or the Equivalent Amount in another currency) or more, or (b) that, as of the end of any Fiscal Quarter, has total consolidated revenue for the period of four consecutive Fiscal Quarters ending as of the last day of such Fiscal Quarter of $25.0 million (or the Equivalent Amount in another currency) or more, or (c) that directly or indirectly holds Capital Stock of a Material Subsidiary. As at the Closing Date, the Material Subsidiaries are IAMGOLD Essakane S.A. (a Burkina Faso corporation) and AGEM Ltd. (a Barbados corporation).

"Maturity Date" means May 16, 2028.

"Moody's" means Moody's Investors Service, Inc. or any successor to its rating agency business.

"Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(a) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Canadian federal, provincial, territorial, municipal and local taxes, and all foreign taxes, required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(b) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(c) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(d) the deduction of appropriate amounts to be provided by the seller as a provision, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Borrower or any of its Subsidiaries after such Asset Disposition.

"Non-Participating Lender" has the meaning given to such term in Section 9.22.

"Non-Recourse Debt" means Indebtedness of a Person:

(a) as to which neither the Borrower nor any of its Recourse Subsidiaries (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness, but excluding any off-take agreement), other than Indebtedness secured by Liens permitted by clause (y) of the definition of "Permitted Liens" or (b) is directly or indirectly liable (as a guarantor or otherwise), other than as a result of Indebtedness secured by Liens permitted by clause (y) of the definition of "Permitted Liens";

(b) no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Borrower or any of its Recourse Subsidiaries, other than Indebtedness secured by Liens permitted by clause (y) of the definition of "Permitted Liens," to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(c) the explicit terms of which provide there is no recourse against any of the assets of the Borrower or its Recourse Subsidiaries, other than in respect of Liens permitted by clause (y) of the definition of "Permitted Liens."

"Non-Recourse Subsidiary" means each Subsidiary of the Borrower that is not required to provide a Guarantee pursuant to Section 4.1 of this Agreement; provided that, notwithstanding any other provision of this Agreement, IAMGOLD France S.A.S, Euro Ressources S.A., IAMGOLD Guyane S.A.S., and IAMGOLD Brasil Prospecccao Ltda (and its subsidiaries) shall at all times constitute Non-Recourse Subsidiaries for the purposes of this Agreement.

"Notice Period" has the meaning given to such term in Section 9.22.

"Oaktree" means, collectively, [redacted].

"Obligations" means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Canadian or U.S. federal or state law or under any foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

"Obligors" means, collectively, the Borrower and the Guarantors, and "Obligor" means any one of them.

"Officer" means, with respect to any particular Obligor, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of such Obligor or another senior officer or, in the event that such Obligor is a partnership or a limited liability company that has no such officers, a person duly authorized under Applicable Law by the general partner, managers, members or a similar body to act on behalf of such Obligor.

"Officer's Certificate" means a certificate signed by an Officer of the applicable Obligor.

"Opinion of Counsel" means a written opinion from legal counsel to the applicable Obligor, who is licensed to practice in the applicable jurisdiction, including counsel who is an employee of such Obligor, if such Person is reasonably acceptable to the Agent.

"Other Connection Taxes" means, with respect to the Agent, any Lender or any other recipient entitled to any payment to be made by or on account of any obligation of the Borrower hereunder, Taxes imposed as a result of a present or former connection between such person and the jurisdiction imposing such Tax, including as a result of it carrying on a trade or business, having a permanent establishment in or being a resident of for Tax purposes in such jurisdiction (other than connections arising from such Person having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in the Loan or any Loan Document).

"Other Taxes" means all present or future stamp, court or documentary, tangible, recording, filing or similar Taxes or any other excise or property taxes, charges or similar levies that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment after the date of this Agreement (other than an assignment made pursuant to Section 11.11).

"Participant" has the meaning given to such term in Section 10.4.1.

"Participation" has the meaning given to such term in Section 10.4.1.

"Participation Notice" has the meaning given to such term in Section 9.22.

"Pension Plan" means (a) a "pension plan" or "plan" within the meaning of the applicable pension benefits legislation in any jurisdiction of Canada, that is organized and administered to provide pensions, pension benefits or retirement benefits for employees and former employees of any Subsidiary, or (b) any other pension benefit plan or similar arrangement applicable to employees and former employees of any Subsidiary.

"Periodic Term SOFR Determination Day" has the meaning specified therefor in the definition of "Term SOFR".

"Permits" means franchises, licences, qualifications, authorizations, consents, certificates, registrations, exemptions, waivers, filings, grants, notifications, privileges, rights, orders, judgments, rulings, directives, permits and other approvals, obtained from or required by a Governmental Authority.

"Permitted Investments" means any of the following Investments:

(a) an Investment in the Borrower or a Subsidiary of the Borrower, subject to the proviso in the last paragraph of this definition;

(b) subject to the proviso in the last paragraph of this definition, an Investment in a Person if as a result of such Investment:

(i) such Person becomes a Subsidiary of the Borrower; or

(ii) such Person, in one transaction or a series of related transactions, is merged, or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Borrower or any of its Subsidiaries, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation, amalgamation, arrangement or transfer;

(c) an Investment in Cash Equivalents or Investment Grade Securities;

(d) (a) endorsements for collection or deposit in the ordinary course of business and (b) receivables owing to the Borrower or any of its Subsidiaries created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Borrower or any such Subsidiary deems reasonable under the circumstances;

(e) payroll, travel, commission, entertainment, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f) loans or advances to employees, Officers or directors of the Borrower or any of its Subsidiaries in the ordinary course of business in an aggregate amount not in excess of $2.0 million with respect to all loans or advances made since the Closing Date (giving effect to the repayment of any such loan, but without giving effect to the forgiveness of any such loan);

(g) any Investment acquired by the Borrower or any of any of its Subsidiaries:

(i) in exchange for any other Investment or accounts receivable held by the Borrower or any such Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or in satisfaction of judgments or otherwise in resolution or compromise of litigation, arbitration or disputes; or

(ii) as a result of a foreclosure by the Borrower or any of its Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(h) Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with Section 7.4.3 or any other disposition of assets not constituting an Asset Disposition;

(i) Investments in existence on the Closing Date, or made pursuant to contractual obligations in existence on the Closing Date, or an Investment consisting of any extension, modification or renewal of any such Investment existing on, or made pursuant to a contractual obligation existing on, the Closing Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (a) subject to compliance with the proviso in the last paragraph of this definition, as required by the terms of such existing Investment or (b) as otherwise permitted under this definition;

(j) Investments consisting of Hedging Obligations incurred in compliance with Section 7.4.2;

(k) Guarantees issued in accordance with Section 7.4.2;

(l) Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Borrower and its Subsidiaries in connection with such plans;

(m) Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(n) Similar Business Investments, subject to the proviso in the last paragraph of this definition; and

(o) Investments by the Borrower or any of its Subsidiaries, together with all other Investments pursuant to this clause (o), in an aggregate amount at the time of such Investment not to exceed the greater of (x) $200.0 million and (y) 6.0% of Total Assets, at any one time outstanding (in each case, with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value), subject to the proviso in the last paragraph of this definition, provided that notwithstanding clauses (a), (b), (i), (n) and (o) of this definition of "Permitted Investments", following the Closing Date, Investments by the Borrower or Recourse Subsidiaries in Non-Recourse Subsidiaries shall not exceed (a) $150.0 million in aggregate, for all such Non-Recourse Subsidiaries; and (b) $10.0 million per Fiscal Year, for any Non-Recourse Subsidiary, individually; and provided that notwithstanding anything else herein, the Borrower shall, in addition to the foregoing, be permitted to (X) [redacted]; and (Y) exercise its repurchase option under the JV Agreement in accordance with the terms thereof as in effect on the date hereof.

"Permitted Liens" or "Charges permises" means, with respect to any Person:

(a) Liens securing Indebtedness and other obligations permitted to be incurred under clause (i) of Section 7.4.2(b), including interest, fees and other obligations relating thereto or for related banking services, and Liens on assets of Recourse Subsidiaries of the Borrower securing Guarantees of such Indebtedness and such other obligations of the Borrower;

(b) pledges or deposits by such Person under workers' compensation laws, unemployment insurance laws, pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(c) Liens imposed by law, including carriers', warehousemen's, mechanics', materialmen's and repairmen's Liens, incurred in the ordinary course of business;

(d) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate provisions required pursuant to IFRS have been made in respect thereof;

(e) Liens in favour of issuers of surety or performance bonds or letters of credit or bankers' acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(f) minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, and all reservations in the original grant of mineral rights in any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(g) Liens securing Hedging Obligations that are not incurred for speculative purposes (including Hedging Obligations to the lenders and their respective Affiliates under the Senior Credit Facility which shall be subject to the Intercreditor Agreement);

(h) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Borrower or any of its Subsidiaries;

(i) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment are being diligently pursued and have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(j) Liens securing Indebtedness permitted to be incurred pursuant to clause (x) of Section 7.4.2(b); provided that such Liens are created within three hundred and sixty-five (365) days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Borrower or any of its Subsidiaries other than such assets or property and assets affixed or appurtenant thereto;

(k) Liens arising solely by virtue of any statutory or common law provisions relating to Liens in favour of trustees and escrow agents, banker's Liens, margin Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; provided that:

(i) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Borrower in excess of those set forth by regulations promulgated by the U.S. Federal Reserve Board; and

(ii) such deposit account is not intended by the Borrower or any of its Subsidiaries to provide collateral to the depository institution;

(l) Liens arising from Uniform Commercial Code or the Personal Property Security Act (Ontario) (or similar statutes in other jurisdictions) financing statement filings regarding operating leases entered into by the Borrower and any of its Subsidiaries in the ordinary course of business;

(m) Liens existing on the Closing Date (other than Liens permitted under clause (a) of this definition);

(n) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary of the Borrower; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary of the Borrower; provided, further, however, that any such Lien may not extend to any other property owned by the Borrower or any of its Subsidiaries;

(o) Liens on property at the time the Borrower or a Subsidiary of the Borrower acquired the property, including any acquisition by means of a merger, amalgamation, arrangement or consolidation with or into the Borrower or any of its Subsidiaries; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by the Borrower or any of its Subsidiaries;

(p) Liens securing Indebtedness or other obligations of a Subsidiary of the Borrower owing to the Borrower or a Recourse Subsidiary;

(q) Liens securing the Loan and the Guarantees of the Secured Obligations, including any Additional Advances incurred pursuant to Section 7.4.2(b)(iii);

(r) Liens securing Refinancing Indebtedness incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (j), (m), (n), (o), (q) and this clause (r) of this definition; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(s) any interest or title of a lessor under any Lease Obligation;

(t) Liens in favour of the Borrower or any of its Subsidiaries;

(u) Liens under industrial revenue, municipal or similar bonds;

(v) (a) Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties of the Borrower and its Subsidiaries or the use of such properties in the operation of their businesses and (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(w) Liens on specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(x) deposits made in the ordinary course of business to secure liability to insurance carriers;

(y) Liens on the Capital Stock or Indebtedness of a Non-Recourse Subsidiary (or any other right, title or interest relating thereto, including any right to receive interest on such Indebtedness or dividends or other distributions on Capital Stock, or any right, title or interest in or to any agreements or instruments relating thereto, including under any related shareholders, limited partnership, loan or security agreements) or on any assets of a Non-Recourse Subsidiary; and Liens on the Capital Stock or Indebtedness of a joint venture securing Indebtedness of such joint venture to the extent such Liens secure Indebtedness or other obligations of such Non-Recourse Subsidiary that are permitted to be incurred under Section 7.4.2 and Section 7.4.9(b), and such Liens are permitted pursuant to Section 7.4.5;

(z) Liens on assets pursuant to merger, amalgamation or arrangement agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(aa) Liens granted in connection (i) Existing Royalties, (ii) prepaid metals transactions in an amount not to exceed 225,000 ounces per annum, and (iii) additional royalties entered into or granted by the Borrower or any Subsidiary following the Closing Date in an amount not to exceed $250.0 million in the aggregate; and

(bb) Liens securing obligations in respect of Cash Management Agreements in the ordinary course of business.

"Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Potential Assignment Notice" has the meaning given to such term in Section 10.2.2.

"Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up.

"Premium Effective Date" has the meaning given to such term in Section 8.4.2.

"Principal Amount" means the principal amount of the Loan outstanding under this Agreement from time to time, including (i) the amount of the Initial Loan OID; (ii) if applicable, the Additional Advance OID; and (iii) if Section 8.4.4 is applicable, the Applicable Premium.

"Pro Rata Share" means at any particular date of determination, with respect to any Lender, the percentage of the total outstanding Principal Amount that is represented by such Lender's outstanding Principal Amount at such time.

"Property" means, with respect to any Person, all of its present and future undertaking, property and assets.

"PTE" means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

"Purchase Option" has the meaning given to such term in Section 9.22.

"Rating Agency" means each of S&P and Moody's.

"Receivable" means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an "account," "chattel paper," "intangible" or "instrument" under the Personal Property Security Act as in effect in the Province of Ontario.

"Receivables Fees" means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Subsidiary of the Borrower.

"Reclamation Obligations" means statutory, contractual, constructive or legal obligations, including the principal component of any obligations in respect of letters of credit, bank guarantees, performance or surety bonds or other similar instruments, associated with decommissioning of mining operations and reclamation and rehabilitation costs, including the cost of complying with applicable environmental regulation.

"Recourse Subsidiary" means any Subsidiary of the Borrower that is not a Non-Recourse Subsidiary.

"Refinancing Indebtedness" means Indebtedness that is incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance," "refinances" and "refinanced" shall each have a correlative meaning) any Indebtedness existing on the Closing Date or incurred in compliance with this Agreement (including Indebtedness of the Borrower that refinances Indebtedness of any of its Subsidiaries and Indebtedness of any of its Subsidiaries that refinances Indebtedness of another Subsidiary of the Borrower) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(a) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Maturity Date, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Maturity Date, the Refinancing Indebtedness has a Stated Maturity at least ninety one (91) days later than the Maturity Date;

(b) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(c) such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees and expenses (including any costs of defeasance) incurred in connection therewith);

(d) if the Indebtedness being refinanced is subordinated in right of payment to the Secured Obligations, such Refinancing Indebtedness is subordinated in right of payment to the Secured Obligations on terms at least as favourable to the Lenders as those contained in the documentation governing the Indebtedness being refinanced; and

(e) Refinancing Indebtedness shall not include Indebtedness of a Non-Recourse Subsidiary that refinances Indebtedness of the Borrower or a Guarantor.

"Register" has the meaning given to such term in Section 10.3.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the directors, officers, employees, agents and advisors of such Person and of such Person's Affiliates.

"Relevant Governmental Body" means the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto.

"Required Lenders" means, at any relevant time, Lenders holding, in the aggregate, a minimum of 66-2/3% of the outstanding Principal Amount.

"Resolution Authority" means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.

"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Payment" has the meaning given to such term in Section 7.4.1(a).

"S&P" means Standard & Poor's Ratings Group, Inc. and any successor to its rating agency business.

"Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Borrower or its Subsidiary transfers such property to a Person (other than the Borrower or any of its Subsidiaries) and the Borrower or its Subsidiary leases it from such Person.

"SEC" means the U.S. Securities and Exchange Commission.

"Secured Indebtedness" means any Indebtedness of the Borrower or any of its Subsidiaries secured by a Lien on assets of the Borrower or such Subsidiary.

"Secured Obligations" or "Obligations garanties" means all Obligations of the Obligors to the Agent, the Lenders, or any of them, under or in connection with this Agreement and the other Loan Documents, including all Indebtedness, present or future, direct or indirect, absolute or contingent, matured or not, and obligations of performance, at any time owing by the Obligors to the Agent or the Lenders, or any of them, in any currency or remaining unpaid by the Obligors to the Agent or the Lenders, or any of them, in each case incurred or owing under or pursuant to this Agreement or the other Loan Documents whether arising from dealings between the Agent or the Lenders, or any of them, on the one hand, and the Obligors, on the other hand, by which the Agent or the Lenders, or any of them, may be or become in any manner whatever a creditor or obligee of the Obligors, in each case pursuant to this Agreement and the other Loan Documents, and wherever incurred, and whether incurred by any Obligor alone or with another or others and whether as principal or surety, and all interest, fees, legal and other costs, charges and expenses relating thereto, including the Make-Whole Premium, if applicable.

"Security" means security provided to or for the benefit of the Lenders and the Agent pursuant to Section 4.2.

"Security Documents" means any document or agreement evidencing or relating to the Security.

"Senior Credit Facility" means the Credit Agreement, dated as of December 14, 2017, and amended on November 15, 2018, February 25, 2020, September 4, 2020, September 30, 2020, February 12, 2021, October 17, 2022 and December 22, 2022, among the Borrower, as borrower, National Bank of Canada, as administrative agent, National Bank Financial Inc. and Deutsche Bank AG, Canada Branch, as co-lead arrangers and joint bookrunners, the other lenders thereto, and the other parties thereto from time to time, as the same may be amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including replacing the borrowers or increasing the amount loaned thereunder; provided that such additional Indebtedness is incurred in accordance with Section 7.4.2).

"Senior Management" means the chief executive officer or the chief financial officer of the Borrower.

"Similar Business" means any business conducted or proposed to be conducted by the Borrower or any of its Recourse Subsidiaries on the Closing Date and any other business conducted or proposed to be conducted after the Closing Date by the Borrower or any of its Recourse Subsidiaries that is similar, reasonably related, complementary, incidental or ancillary thereto.

"Similar Business Investments" means Investments made in (A) the ordinary course of, or of a nature that are customary in, the mining business as a means of exploiting, exploring for, acquiring, developing, processing, gathering, producing, transporting or marketing gold, copper, niobium, rare earth elements or other precious or base metals used, useful or created in the mining business, including through agreements, acquisitions, transactions, interests or arrangements which permit one to share (or have the effect of sharing) risks or costs, comply with regulatory requirements regarding ownership or satisfy other customary objectives in the mining business, and in any event including, without limitation, Investments made in connection with or in the form of (i) direct or indirect ownership interests in mining properties, gathering or upgrading systems or facilities and (ii) operating agreements, development agreements, area of mutual interest agreements, pooling agreements, service contracts, joint venture agreements, partnership or limited liability company agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto; and (B) Persons engaged in a Similar Business.

"SOFR" means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

"SOFR Administrator" means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

"Stated Maturity" means, with respect to any security or Indebtedness, the date specified in the agreement governing or certificate relating to such security or Indebtedness as the fixed date on which the final payment of principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

"Statutory Plan" means any benefit plan that a Subsidiary is required by statute to participate in or contribute to in respect of any current or former employee, director, officer, shareholder, consultant or independent contractor of that Subsidiary, or any dependent of any of them, including the Canada Pension Plan, the Quebec Pension Plan and plans administered pursuant to applicable legislation regarding health, tax, workers' compensation insurance and employment insurance.

"Subordinated Obligation" means any Indebtedness of the Borrower or any of its Subsidiaries (whether outstanding on the Closing Date or thereafter incurred) that is subordinated or junior in right of payment to the Loan pursuant to a written agreement, in form and substance acceptable to the Agent, acting reasonably.

"Subsequent Asset Disposition Offer" has the meaning given to such term in Section 7.4.3(d).

"Subsidiary" or "Filiale" of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (2) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (1) and (2), at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Borrower.

"Successor Company" has the meaning given to such term in Section 7.4.8(a)(i).

"Successor Guarantor" has the meaning given to such term in Section 7.4.8(c)(ii)(A).

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto, and "Tax" has a corresponding meaning.

"Term SOFR" means, for any calculation with respect to the Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the "Periodic Term SOFR Determination Day") that is two (2) Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding Business Day is not more than three (3) Business Days prior to such Periodic Term SOFR Determination Day, provided that, if Term SOFR determined as provided above shall ever be less than 2.00% for any Interest Period, then Term SOFR shall be deemed to be 2.00% for such Interest Period.

"Term SOFR Administrator" means CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Agent in its reasonable discretion).

"Term SOFR Reference Rate" means the forward-looking term rate based on SOFR.

"Total Assets" means the total consolidated assets of the Borrower and its Subsidiaries on a consolidated basis determined in accordance with IFRS, as shown on the most recent consolidated balance sheet of the Borrower; provided that, for purposes of calculating "Total Assets" for purposes of testing the covenants under this Agreement in connection with any transaction, the total consolidated assets of the Borrower and its Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination.

"Treasury Rate" means, as of any date of repayment of the Loan, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release HAS (519) that has become publicly available at least two (2) Business Days prior to the repayment date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the repayment date to May 16, 2025 provided, however, that if the period from the repayment date to May 16, 2025 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the repayment date to May 16, 2025 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

"UK Financial Institution" means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.

"UK Resolution Authority" means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.

"Unadjusted Benchmark Replacement" means the applicable Benchmark Replacement (other than Daily Simple SOFR) excluding the related Benchmark Replacement Adjustment.

"U.S. Dollars" and "U.S. $" means lawful money of the United States of America.

"Varde" means, collectively, [redacted].

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Welfare Plan" means any deferred compensation, bonus, share option or purchase, savings, retirement savings, retirement benefit, profit sharing, medical, health, hospitalization, insurance or any other benefit, program, agreement or arrangement, funded or unfunded, formal or informal, written or unwritten, that is applicable to any current or former employee, director, officer, shareholder, consultant or independent contractor of any Subsidiary, or any dependent of any of them, except a Pension Plan or a Statutory Plan.

"Wholly Owned Subsidiary" means a Subsidiary of the Borrower, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Borrower or another Wholly Owned Subsidiary.

"Widely Held" means, with respect to any Indebtedness, that no single investor or commonly controlled group of investors (together with any affiliates thereof) Controls more than 25% of the aggregate principal amount of such Indebtedness issue, and there are at least 5 investors and for determining such number, any investor or commonly controlled group of investors (together with the Affiliates thereof) will be considered to be one investor.

"Write-Down and Conversion Powers" means (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.

1.2 Construction

The Loan Documents have been negotiated by each Party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Loan Documents.

1.3 Certain Rules of Interpretation

In this Agreement:

(a) the division into articles and sections and the insertion of headings and a table of contents in any Loan Document are for convenience of reference only and shall not affect the construction or interpretation of the Loan Document;

(b) unless specified otherwise or the context otherwise requires, in any Loan Document:

(i) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of"; and

(ii) all references to specific times are references to Toronto, Ontario time.

1.4 Interpretation Clause (Québec)

For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (a) "personal property" shall be deemed to include "movable property", (b) "real property" shall be deemed to include "immovable property", (c) "tangible property" shall be deemed to include "corporeal property", (d) "intangible property" shall be deemed to include "incorporeal property", (e) "security interest", "mortgage" and "lien" shall be deemed to include a "hypothec", "prior claim", "reservation of ownership" and a resolutory clause, (f) all references to filing, registering or recording under the Personal Property Security Act or Uniform Commercial Code shall be deemed to include publication under the Civil Code of Québec, (g) all references to "perfection" of or "perfected" liens or security interest shall be deemed to include a reference to an "opposable" or "set up" hypothec as against third parties, (h) any "right of offset", "right of setoff" or similar expression shall be deemed to include a "right of compensation", (i) "goods" shall be deemed to include "corporeal movable property" other than chattel paper, documents of title, instruments, money and securities, (j) an "agent" shall be deemed to include a "mandatary", (k) "construction liens" or "mechanics, materialmen, repairmen, construction contractors or other like Liens" shall be deemed to include "legal hypothecs" and "legal hypothecs" in favour of persons having taken part in the construction or renovation of an immovable; (l) "joint and several" shall be deemed to include "solidary"; (m) "gross negligence or wilful misconduct" shall be deemed to be "intentional or gross fault"; (n) "beneficial ownership" shall be deemed to include "ownership"; (o) "legal title" shall be deemed to include "holding title on behalf of an owner as mandatary or prete-nom"; (p) "easement" shall be deemed to include "servitude"; (q) "priority" shall be deemed to include "rank" or "prior claim", as applicable; (r) "survey" shall be deemed to include "certificate of location and plan"; (s) "state" shall be deemed to include "province"; (t) "fee simple title" shall be deemed to include "absolute ownership" and "ownership" (including ownership under a right of superficies); (u) "ground lease" shall be deemed to include "emphyteusis" or a "lease with a right of superficies", as applicable; (v) "leasehold interest" shall be deemed to include "a valid lease"; (w) "lease" shall be deemed to include a "leasing contract"; (x) "accounts" shall include "claims"; and (y) "guarantee", "guarantor" shall include "suretyship" and "surety", respectively.

1.5 Terms Generally

The definitions of terms in any Loan Document shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation". The word "will" shall be construed to have the same meaning and effect as the word "shall". Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document in any Loan Document (including any reference to this Agreement) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, restated or otherwise modified (subject to any restrictions on such amendments, supplements, restatements or modifications in any Loan Document), (b) any reference in any Loan Document to any Person shall be construed to include such Person's successors and permitted assigns, (c) the words "herein", "hereof" and "hereunder", and words of similar import, shall be construed to refer to this Agreement (or the other Loan Document in which the words appear) in its entirety and not to any particular provision hereof or thereof, (d) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which the references appear, (e) any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as amended, modified, replaced or supplemented from time to time (f) the words "asset" and "property" shall be construed to have the same meaning and effect and to refer to any and all Property, including cash, securities, accounts and contract rights, (g) an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS, and (h) "or" is not exclusive.

1.6 Knowledge

In any Loan Document, any reference to the knowledge of any Party means to the best of the knowledge, information and belief of an Officer of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter.

1.7 Performance on Banking Days or Business Days

If any action is required to be taken pursuant to any Loan Document on or by a specified date that is not a Business Day, the action is valid if taken on or by the next Business Day, other than as specifically set out in the definition of "Interest Period".

1.8 Accounting Terms

1.8.1 In any Loan Document, unless specified otherwise, each accounting term has the meaning assigned to it under IFRS.

1.8.2 If any business is acquired, discontinued or disposed of during any period in respect of which financial covenants or tests have to be calculated, the historical financial results of such business will be included or excluded (as applicable) in the calculations relating to that period as if the acquisition, disposition or discontinuance had occurred on the first day of said calculation period, but with such adjustments to said historical results as may be acceptable to the Required Lenders.

1.9 Appendices, Exhibits, Schedules

The following are the appendices, exhibits and schedules attached to this Agreement:

Appendix A	-	Pro Rata Share as of Closing Date
Exhibit 1	-	Form of Compliance Certificate
Exhibit 2	-	Form of Assignment and Assumption
Exhibit 3	-	Intercompany Subordination Agreement
Schedule A	-	Closing Date Recourse Subsidiaries and Non-Recourse Subsidiaries
Schedule B	-	Existing Royalties
Schedule C	-	Organizational Chart

ARTICLE 2
THE LOAN

2.1 The Loan

The Lenders, in reliance on each of the representations and warranties set out in Section 6.1 and upon and subject to the provisions of this Agreement, including the satisfaction of the conditions set out in Section 5.1, hereby agree to make the Loan available to the Borrower.

2.2 Availment

The Initial Loan will be made available to the Borrower in a single draw on the Closing Date, upon satisfaction of the conditions set out in Section 5.1, to be used solely in accordance with Section 2.4. Each Additional Advance permitted under this Agreement shall be made pursuant to an amendment hereto on the terms and conditions set out therein as agreed between the Borrower, the Agent and the Lenders making such Additional Advances. The Loan will be made in U.S. Dollars. Amounts repaid under the Loan may not be reborrowed.

2.3 Original Issue Discount

The Borrower agrees that: (a) in consideration of the Lenders having provided the Initial Loan, the Initial Loan shall be advanced by the Lenders subject to a pro rata original issue discount equal to 3.0% (the "Initial Loan OID") of the aggregate principal amount of the Initial Loan so advanced, and (b) in consideration of any Lenders providing any Additional Advance, the Borrower and such Lenders may agree that such Additional Advance shall be advanced by such Lenders subject to a pro rata original issue discount which, if applicable, may be in such amount as determined by the Borrower and such Lenders in connection with such Additional Advance, if any (each, an "Additional Advance OID"). The Principal Amount shall include the amount of the Initial Loan OID and, if applicable, any Additional Advance OID. Neither the Initial Loan OID nor, if applicable, any Additional Advance OID, shall be a credit against interest payable pursuant to Section 3.1.

2.4 Use of Proceeds

All proceeds of the Loan shall be used for general corporate purposes, including to (i) refinance existing secured Indebtedness of the Obligors; (ii) fund the development of the Côté Project; and (iii) fund the IMG Repurchase Option (as defined in the JV Agreement) under the JV Agreement.

ARTICLE 3
PAYMENT

3.1 Interest Rate

Interest on the Loan shall accrue on the Principal Amount thereof outstanding from time to time, and on any overdue interest, starting on the date on which wire transfer payment of the Loan is sent by the Lenders (as evidenced by a wire transfer confirmation or similar documentation) (such date being, the "Funding Date"), at a rate per annum, in respect of the Initial Loan, equal to Term SOFR for the applicable Interest Period plus 8.25% per annum payable in cash (the "Interest").

3.2 Calculation and Payment of Interest

3.2.1 Interest on the Principal Amount, and on any overdue interest, shall accrue from day to day, starting on the Funding Date, both before and after default, demand, maturity and judgment and shall be calculated in accordance with Section 3.1.

3.2.2 The Interest shall be paid in cash to the Agent, on behalf of the Lenders, in arrears on each Interest Payment Date commencing on the first of such dates to occur after the Closing Date, and on the date on which the Principal Amount, together with all accrued and unpaid interest and other amounts payable hereunder, is repaid in full.

3.2.3 All computations of interest under this Agreement or any other Loan Document shall be made on the basis of a calendar year of three hundred and sixty (360) days, taking into account the actual number of days occurring in the period for which such interest is payable.

3.3 Repayment on Maturity

The Principal Amount, together with any accrued and unpaid interest and any other amounts payable hereunder, shall be due and payable in full in cash on the Maturity Date.

3.4 Optional Prepayment

3.4.1 At any time and from time to time, the Borrower may, at its option, prepay the Loan in whole or in part, together with accrued and unpaid interest thereon, plus the Applicable Premium, if any.

3.4.2 Any prepayment made pursuant to Section 3.4.1 shall only be made on a Business Day and shall only be effected on at least five (5)  Business Days' prior written notice to the Agent which notice, once given, shall be irrevocable and binding upon the Borrower. Each optional prepayment shall be in a minimum principal amount of $20.0 million.

3.5 Mandatory Repayment from Asset Dispositions

3.5.1 In the event that the Borrower is required to, or opts to, make an Asset Disposition Offer from Excess Proceeds pursuant to Section 7.4.3, the Borrower will follow the procedures specified below.

3.5.2 The Asset Disposition Offer will be delivered to the Agent, on behalf of the Lenders, and will remain open for acceptance for a period of fifteen (15) Business Days following receipt thereof by the Agent (the "Asset Disposition Offer Period").

The Asset Disposition Offer shall be made to all Lenders on a pro rata basis in accordance with their Pro Rata Shares. The notice shall state:

(a) that the Asset Disposition Offer is being made pursuant Section 7.4.3 and the length of time the Asset Disposition Offer shall remain open;

(b) the aggregate amount of the Asset Disposition Offer (the "Asset Disposition Offer Amount"), including the portion thereof representing the Principal Amount to be repaid and any accrued and unpaid interest (together with supporting documentation setting out the calculation thereof), and the Asset Disposition Payment Date;

(c) that, unless the Borrower defaults in making such payment in full no later than the Asset Disposition Payment Date, any portion of the Loan accepted for repayment pursuant to the Asset Disposition Offer will cease to accrue interest on and after the Asset Disposition Payment Date.

The notice, if sent in a manner herein provided, shall be conclusively presumed to have been given if given to the Agent, whether or not the Lenders receive such notice.

3.5.3 Prior to the expiry of the Asset Disposition Offer Period, each Lender shall advise the Agent of the maximum Principal Amount of its Pro Rata Share of the Loan that it shall accept for repayment pursuant to the Asset Disposition Offer, which may be in excess of its proportionate share of the Asset Disposition Offer Amount, provided that, in no event shall any Lender receive repayment of its Pro Rata Share of the Loan in excess of its proportionate share of the Asset Disposition Offer Amount (such excess amount being the "Excess Acceptance Amount"), unless each other Lender that has accepted all or any part of its proportionate share of the Asset Disposition Offer Amount shall have received such repayment. Any Lender that has not so advised the Agent prior to the end of the Asset Disposition Offer Period shall be deemed to have elected not to accept the Asset Disposition Offer.

3.5.4 On the last day of the Asset Disposition Offer Period, the Agent shall advise the Borrower of the maximum Asset Disposition Offer Amount accepted by each Lender for application to repayment of the Loan.

3.5.5 If any Lender has accepted less than its full proportionate share of the Asset Disposition Offer Amount in accordance with its Pro Rata Share of the Loan, the Borrower may, at its option, apply any remaining portion of the Asset Disposition Offer Amount to the repayment of any Excess Acceptance Amount(s), on a pro rata basis in accordance with the percentage that each applicable Lender's Excess Acceptance Amount represents of the total of all Excess Acceptance Amounts. For greater certainty, in no event shall any Lender receive any amount on account of an Asset Disposition Offer Amount that is in excess of its Pro Rata Share of the Loan (together with accrued and unpaid interest thereon).

3.5.6 The Borrower shall, no later than five (5) Business Days after the termination of the Asset Disposition Offer Period (the "Asset Disposition Payment Date"), pay to the Agent, on behalf of the Lenders, the portion of the Asset Disposition Offer Amount that has been accepted by the Lenders pursuant to the Asset Disposition Offer, and, if applicable, any additional amount elected by the Borrower to be applied to Excess Acceptance Amounts.

3.6 Mandatory Repayment Upon Change of Control

3.6.1 If a Change of Control Triggering Event occurs, unless the Borrower has given notice to the Agent pursuant to Section 3.4 to prepay all of the Principal Amount, together with all accrued and unpaid interest thereon, the Borrower shall, within thirty (30) days following such Change of Control Triggering Event, make an offer to repay all of the outstanding Principal Amount plus accrued and unpaid interest thereon, in cash (a "Change of Control Offer") plus a premium of 1% of such Principal Amount plus accrued and unpaid interest thereon, to (but excluding) the date of repayment (the "Change of Control Payment") (subject to the right of the Lenders to receive interest due on any Interest Payment Date falling on or prior to the Change of Control Payment Date). The Change of Control Offer will remain open for a period of fifteen (15) Business Days following receipt of notice thereof by the Agent on behalf of the Lenders. The Change of Control Offer shall include the following:

(a) Notice that a Change of Control Offer is being made pursuant to this Section 3.6 and that all amounts repaid pursuant to such Change of Control Offer will be repaid in cash in an amount equal to 101% of the Principal Amount plus accrued and unpaid interest thereon to the date of repayment, which shall be no later than sixty (60) days from the date such notice is sent (the "Change of Control Payment Date"), subject to the right of the Lenders to receive interest due on any Interest Payment Date falling on or prior to the Change of Control Payment Date and the period that the Change of Control Offer shall remain open;

(b) that any portion of the Loan not repaid will remain outstanding and continue to accrue interest in accordance with the terms hereof; and

(c) that, unless the Borrower defaults in the payment of the Change of Control Payment, any portion of the Loan repaid pursuant to the Change of Control Offer will cease to accrue interest on and after the Change of Control Payment Date.

The notice, if sent to the Agent in the manner herein provided, shall be conclusively presumed to have been given, whether or not the Lenders receive such notice. On and after the Change of Control Payment Date, interest ceases to accrue on such Loan amounts that have been repaid.

(d) On the Change of Control Payment Date, the Borrower shall:

(i) repay all or a portion of the Principal Amount accepted for repayment by the Lenders pursuant to the Change of Control Offer; and

(ii) pay to the Agent, on behalf of the Lenders, an amount equal to the Change of Control Payment in respect of the amount of the Loan so accepted for repayment.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made at any time following a Change of Control or Change of Control Triggering Event within the 30 day period following the Change of Control Triggering Event, and may be conditioned upon the occurrence or consummation of such Change of Control or Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

3.7 Payment of Fees, Costs and Expenses

The Borrower shall pay all reasonable and documented out-of-pocket expenses incurred by the Agent, including the reasonable and documented fees, charges and disbursements of one set of counsel for the Agent (including any sub-agents or other designees permitted hereunder) and the Lenders, as a whole, in connection with (i) the preparation, negotiation, execution and delivery and ongoing administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby are consummated), and (ii) the enforcement or protection of the rights of the Agent and the Lenders in connection with this Agreement and the other Loan Documents, including their rights under this Section, and in connection with the Loan made hereunder and all such out-of-pockets expenses incurred during any workout, restructuring or negotiations in respect of such Loan.

3.8 Maximum Rate of Interest

Notwithstanding anything herein or in any of the other Loan Documents to the contrary in the event that any provision of this Agreement or any other Loan Documents would oblige the Borrower to make any payment of interest or other amount payable to the Lenders in an amount or calculated at a rate which would be prohibited by law or would result in a receipt by the Lenders of interest at a criminal or prohibited rate (as such terms are construed under the Criminal Code (Canada) or any other Applicable Law), then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with the same effect as if adjusted at the Closing Date to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in a receipt by the Lenders of interest at a criminal or prohibited rate, such adjustment to be effected to the extent necessary in each case, as follows:

(a) by reducing any premiums, penalties or fees and other amounts which would constitute interest for the purposes of Section 347 of the Criminal Code (Canada) or any other Applicable Law; and

(b) by reducing the amount or rate of interest payable under Article 3 of this Agreement; and

any amount or rate of interest referred to in this Section 3.8 shall be determined in accordance with generally accepted actuarial practices and principles over the maximum term of this Agreement (or over such shorter term as may be required by Section 347 of the Criminal Code (Canada) or any other Applicable Law) and, in the event of a dispute, a certificate of a Fellow of the Canadian Institute of Actuaries appointed by the Lenders shall be conclusive for the purposes of such determination, absent manifest error.

3.9 Benchmark Replacement Setting

3.9.1 Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to any setting of the then-current Benchmark, then (x) if the Benchmark Replacement is Daily Simple SOFR, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of "Benchmark Replacement" for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (Toronto time) on the tenth (10th) Business Day after the date the Agent has provided such proposed amendment to the Lenders and the Borrower, so long as the Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders or the Borrower. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a quarterly basis.

3.9.2 Benchmark Replacement Conforming Changes. In connection with the implementation, use, adoption and administration of a Benchmark Replacement, the Agent and the Borrower will have the right to make Benchmark Replacement Conforming Changes, acting reasonably, from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.

3.9.3 Notices; Standards for Decisions and Determinations. The Agent and the Borrower will promptly notify the Lenders of (i) the implementation of any Benchmark Replacement; (ii) the effectiveness of any Benchmark Replacement Conforming Changes; and (iii) the removal or reinstatement of any tenor of a Benchmark pursuant to Subsection 3.9.4. Any determination, decision or election that may be made by the Agent and the Borrower or, if applicable, any Lender or group of Lenders pursuant to this Section, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section.

3.9.4 Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement):

(a) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate), and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Agent and the Borrower, in their reasonable discretion, or (B) the administrator of such Benchmark or the regulatory supervisor for the administrator of this Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks, then the Agent and the Borrower may modify the definition of "Interest Period" (or any similar or analogous definition) for any Benchmark settings at or after such time, to remove such unavailable, non-representative, non-compliant or non-aligned tenor, and

(b) if a tenor that was removed pursuant to clause (a) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement), or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative or in compliance with or aligned with the International Organization of Securities Commissions (IOSCO) Principles for Financial Benchmarks (including a Benchmark Replacement), then the Agent and the Borrower may modify the definition of "Interest Period" (or any similar or analogous definition) for all Benchmark settings at or after such time, to reinstate such previously removed tenor.

ARTICLE 4
SECURITY

4.1 Guarantees

4.1.1 The Borrower shall deliver or cause the delivery of unconditional Guarantees of the Secured Obligations:

(a) pursuant to an Ontario law Guarantee by (i) each Material Subsidiary; and (ii) each Subsidiary formed or acquired after the Closing Date (x) that, as of the end of any Fiscal Quarter, has total consolidated assets having a book value of $10.0 million (or the Equivalent Amount in another currency) or more, or (y) that, as of the end of any Fiscal Quarter, has total consolidated revenue for the period of four consecutive Fiscal Quarters ending as of the last day of such Fiscal Quarter of $10.0 million (or the Equivalent Amount in another currency) or more, and

(b) pursuant to a local law guarantee by each Subsidiary formed or acquired after the Closing Date and required to provide an Ontario law guarantee, if permitted by local laws and requested by the Agent, acting reasonably; provided that no local law Guarantee will be required in any jurisdiction outside of Canada and the United States where the Borrower and the Agent reasonably determine that the cost (including any adverse tax consequences) of obtaining such local law Guarantee would be excessive in light of the benefit to the Agent and Lenders afforded thereby.

4.1.2 The Guarantees of the Secured Obligations required hereunder shall be in form and substance satisfactory to the Agent, acting reasonably, and each such Guarantee shall be unlimited except, with respect to any particular Guarantee, to the extent of any limits imposed under Applicable Law with respect to such Guarantee.

4.2 Security over Assets

4.2.1 To secure the performance of the Secured Obligations, on the Closing Date, each Obligor organized in Canada or the United States or which has assets located in Canada or the United States shall provide, in favour of the Agent and the Lenders, security over all of its material personal and real property, tangible and intangible, present and future, provided that, such Security shall rank subordinate in priority only to the extent required pursuant to the Intercreditor Agreement, and subject to Permitted Liens. The Security Documents shall be governed by the laws of Canada and the United States (or any province, territory or state thereof, as applicable) and shall only be required to be created and perfected under the laws in effect in Canada and the United States (or any province, territory or state thereof, as applicable), as applicable. The Capital Stock of each of the Borrower's Material Subsidiaries shall also be pledged to the Agent and the Lenders pursuant to the Security Documents. The Borrower shall ensure, to the extent permitted by Applicable Law that such Capital Stock is evidenced by certificates and shall, subject to the Intercreditor Agreement, deliver to the Agent all such certificates (along with stock powers duly executed in blank).

4.2.2 Following the Closing Date, subject to Section 4.2.3, the Borrower shall cause each Material Subsidiary to provide perfected second-lien Security (i) in respect of Security over Property located in Canada or the United States, within thirty (30) days (A) of becoming a Material Subsidiary or (B) if already a Material Subsidiary, of acquiring Property after the Closing Date which is not already covered by the Security provided by such Material Subsidiary; and (ii) in respect of Security over Property located in any jurisdiction other than Canada or the United States, as soon as reasonably practicable and in any event within ninety (90) days (A) of becoming a Material Subsidiary; or (B) if already a Material Subsidiary, of acquiring Property after the Closing Date which is not already covered by the Security provided by such Material Subsidiary.

4.2.3 The Borrower shall not be required to deliver or cause the delivery of Security by a Material Subsidiary or a pledge of the Capital Stock of a Material Subsidiary if doing so is prohibited by or exceeds the amount permitted by Applicable Law (in which case the Security of such Material Subsidiary will be limited to such maximum amount) or if the Agent and the Borrower reasonably determine that the cost (including any adverse Tax consequences) of obtaining any such Security or pledge is excessive in light of the benefit to the Agent and Lenders afforded thereby. The Agent confirms that, in accordance with the foregoing, the Agent has determined that no pledge shall be required in respect of the Capital Stock of any Subsidiary incorporated under the laws of Burkina Faso.

4.2.4 Notwithstanding Section 4.2.1, until the occurrence and during the continuance of an Event of Default, the Security to be provided by any Obligor shall not be required to be perfected on mining rights other than those associated with the Côté Project and the mine located in Westwood, Québec (as such mines are further described in the Security Documents). For greater certainty, any Obligor may sell or otherwise dispose of, or deal with, any mining rights in respect of which the Security is not required to be perfected, unless an Event of Default has occurred and is continuing or unless such sale, disposition or other dealing would be prohibited by Section 7.4.3. The Agent and the Lenders agree that, at the request and expense of the Borrower, the Agent and the Lenders will promptly provide any further assurances that may be reasonably necessary in connection with any sale, disposition or other dealing with any mining rights permitted under Section 7.4.3, unless an Event of Default has occurred and is continuing.

4.2.5 The Security provided under this Section 4.2 shall be, in all material respects, substantially the same in form and substance as the security provided by the Obligors in connection with the Senior Credit Facility, unless otherwise agreed by the Borrower, the agent under the Senior Credit Facility and the Agent, and in each case subject to the Intercreditor Agreement.

4.3 Insurance

Subject to and in accordance with the Intercreditor Agreement and Section 7.2.6, the Borrower will cause the Agent (or its representative) to be named as loss payee and additional insured on all insurance policies relating to the assets covered by the Security. Each policy covering real property and equipment shall contain a "mortgage clause". The Borrower shall promptly give the Agent notice of any material loss.

4.4 Obligations Secured by the Security

4.4.1 Unless otherwise agreed by the Lenders among themselves, the Security Documents shall secure the Secured Obligations on a pari passu basis.

4.4.2 All decisions concerning the Security (including the enforcement and release thereof) shall be made by the Lenders or Required Lenders, as applicable, in accordance with Section 9.7 of this Agreement.

4.4.3 The Agent will also act as secured party (or, in Québec, hypothecary representative) to hold the Security granted pursuant to the Security Documents for the benefit of the Lenders and, by accepting the benefit of the Security, the Lenders will accept such appointment under the terms and conditions of this Agreement.

4.5 Future Guarantees and Security

If at any time, a Material Subsidiary or another Subsidiary of the Borrower becomes obligated to provide the Guarantees or Security pursuant to Sections 4.1 and 4.2, the Borrower shall promptly cause that Subsidiary to become an Obligor and deliver the Guarantees and/or Security as required by Section 4.1 and 4.2 and otherwise comply with the terms of this Agreement and the other Loan Documents.

4.6 Validity of the Security and Contents of Security Documents

The Security shall at all times be perfected, and rank subordinate only to the First Lien Obligations to the extent required pursuant to the Intercreditor Agreement, with respect to all Property intended to be covered thereby, and subject to Permitted Liens. Each Security Document shall be in form and substance satisfactory to the Agent, acting reasonably, and remain valid and in force at all times. The Security Documents will be accompanied by such legal opinions, search results and certificates as the Agent may reasonably require. The Liens securing the Secured Obligations shall only rank subordinate in priority relative to the Liens securing the First Lien Obligations in accordance with the terms of the Intercreditor Agreement, and to Permitted Liens.

4.7 Release of Security and Guarantees

4.7.1 The Agent will, at the request, cost and expense of the Borrower, release and discharge the Guarantees of the Secured Obligations and the right and interest of the Agent in the Collateral subject to Security Documents and the Liens created thereby: (i) following indefeasible payment and performance in full of all Secured Obligations (other than unasserted contingent indemnification obligations) under this Agreement and the other Loan Documents; and (ii) in accordance with the terms of the Intercreditor Agreement.

4.7.2 If any Collateral is the subject of an Asset Disposition completed in accordance with the provisions of this Agreement, or is otherwise released from the Security Documents and the Liens created thereby in accordance with this Agreement or with the prior written consent of the Required Lenders, the Agent shall discharge such Collateral from the Security Documents and the Liens created thereby and deliver and re-assign to the applicable Obligor (without any representation or warranty but free and clear of any Liens created in favour of the Agent) any of such Collateral as is then in the possession of the Agent.

4.8 Repayment of Senior Credit Facility

In accordance with the Intercreditor Agreement, the Liens securing the Secured Obligations shall continue notwithstanding the repayment in full of the obligations under the Senior Credit Facility.

4.9 JV Agreement Acknowledgement

Pursuant to the JV Agreement, the Lenders agree and hereby direct and authorize the Agent, on behalf of the Lenders, to, on or prior to the Closing Date, enter into an acknowledgement in favour of Sumitomo Metal Mining Co., Ltd. and SMM Gold Cote Inc., confirming that the Liens shall not extend to or encumber Sumitomo Metal Mining Co., Ltd. or SMM Gold Cote Inc.'s interest in the Côté Project, on the terms set forth in the JV Agreement.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Conditions Precedent to Loan

Unless waived by the Required Lenders, this Agreement will become effective on the date on which the Agent confirms to the Borrower and the Lenders that the Agent has received each of the following documents. Where delivery of documents is referred to, the documents shall be delivered to the Agent, for and on behalf of the Lenders, and shall be, where applicable, duly executed by all parties thereto and otherwise in full force and effect and in form and substance satisfactory to the Lenders.

5.1.1 Loan Documents. Each of this Agreement, the Security Documents set out in Section 4.1, the Intercreditor Agreement and all other required Loan Documents shall have been executed and delivered by all parties thereto in each case in form and substance acceptable to the Borrower and the Agent.

5.1.2 Corporate and Other Information. The Agent shall have received:

(a) a certificate of the Borrower, certifying as to its Constating Documents (copies of which are attached to that certificate), a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf and confirming that all necessary corporate proceedings have been taken to authorize it to execute, deliver and perform its obligations under the Loan Documents (and attaching copies thereof);

(b) a certificate of each Obligor (other than the Borrower), certifying as to its Constating Documents (copies of which are attached to that certificate), a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf, and confirming that all necessary corporate proceedings have been taken to authorize it to execute, deliver and perform its obligations under the Loan Documents (and attaching copies thereof);

(c) a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Obligor; and

(d) a Compliance Certificate in respect of the Fiscal Quarter ended March 31, 2023.

5.1.3 Security.

(a) Perfection. The filings and registrations shall have been made by or on behalf of the Obligors to perfect the Security Documents and the Liens created thereby in all jurisdictions reasonably required by the Lenders, and the Security Documents and the Liens created thereby shall constitute valid and perfected Liens on, and security interests in, all right, title and interest of the Obligors thereunder in the Collateral charged thereby, ranking only behind the Permitted Liens.

(b) No Other Liens. The Agent shall have received evidence, satisfactory to the Agent and Lenders, acting reasonably, that there are no Liens other than Permitted Liens.

5.1.4 Opinions. The Agent shall have received the customary legal opinions of counsel to the Obligors, addressed to the Agent and the Lenders in form and substance satisfactory to counsel to the Agent, acting reasonably.

5.1.5 Consents. The Agent shall have received (i) copies of all required consents under the Senior Credit Facility, and any other third party consents and approvals that are necessary for the incurrence of the Secured Obligations and the entry into the Loan Documents, if any, and such consents shall not be subject to any conditions which are not met prior to or concurrently with the incurrence of the Secured Obligations and the entry into the Loan Documents, and (ii) satisfactory evidence or confirmation that no consents or approvals are required under the Indenture or the JV Agreement (subject to execution and delivery by the Agent of the acknowledgment referenced in Section 4.9).

5.1.6 Other Agreements.

(a) The Agent shall have received true and complete copies of the Senior Credit Facility, Indenture and the JV Agreement.

(b) The gold sale prepay agreements of the Borrower that have been uploaded on or before the date that is five (5) Business Days prior to the Closing Date into the virtual data room maintained by the Borrower (collectively, the "Gold Prepay Agreements") are (i) all of the Gold Prepay Agreements in effect on the Closing Date and (ii) true, correct and complete in all material respects as of the respective dates of such Gold Prepay Agreements and as at the Closing Date.

5.1.7 No Default. No Default or Event of Default shall have occurred and be continuing.

5.1.8 No Material Adverse Effect. No Material Adverse Effect shall have occurred.

5.1.9 Fees. The Agent shall have received payment of fees and expenses (in the case of expenses, to the extent invoiced at least two (2) Business Days prior to the Closing Date).

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1 Representations and Warranties

The Borrower hereby represents and warrants to the Lenders as follows as of the Closing Date and as of the date of any Additional Advance, if applicable:

6.1.1 Organization. Each Obligor is a duly incorporated or amalgamated and organized and validly subsisting under the laws of its jurisdiction of formation and has the corporate power and authority to enter into and perform its obligations under any Loan Documents to which it is or will be a party, to own or dispose or lease its Property and to carry on the business in which it is engaged.

6.1.2 Authorization. All necessary corporate action has been taken by each Obligor or on its part to authorize its execution and delivery of the Loan Documents to which it is or will be a party and the fulfilment of its obligations thereunder.

6.1.3 Absence of Conflict. The execution, delivery and performance by each Obligor of the Loan Documents to which it is or will be a party, and the incurrence by it of Secured Obligations, will not result in:

(a) the breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of its obligation under:

(i) any Material Agreement to which it is a party or by which any of its Property is bound or affected;

(ii) any Material Permit by which it or any of its Property is bound or affected;

(iii) any provision of its Constating Documents or resolutions of its board of directors (or any committee thereof) or shareholders;

(iv) any judgment, decree, order or award of any Governmental Authority having jurisdiction over it;

(v) any approval issued to it, held by it, for its benefit or necessary to the ownership of its Capital Stock; or

(vi) any Applicable Law;

(b) the creation or imposition of any Lien on any Property of any Subsidiary or the requirement to create any Lien on any Property of any Subsidiary, other than Permitted Liens; or

(c) the forfeiture of any Property of any Subsidiary.

6.1.4 No Restrictions in Constating Documents. Neither its Constating Documents nor any joint venture or similar document or agreement to which each Obligor is a party restricts the power of its directors to borrow money, give financial assistance by way of loan, guarantee or otherwise, or create any Lien on any or all of its present and future Property to secure the Secured Obligations.

6.1.5 Loan Documents.

(a) Enforceability. The Loan Documents to which each Obligor is or will be a party have been or will be duly executed and delivered by it and when so executed and delivered (assuming due execution and delivery by the other parties thereto), shall constitute legal, valid and binding obligations of it enforceable against it in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency and other Applicable Laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(b) Absence of Default. No Default or Event of Default has occurred and is continuing.

6.1.6 Compliance with Laws. The Borrower and each of its Subsidiaries is in compliance with all Applicable Laws, the non-compliance with which could reasonably be expected to have a Material Adverse Effect. To the knowledge of the Borrower, it and each of its Subsidiaries is in compliance with all ABTL Laws. The Borrower and its Subsidiaries have instituted and maintain policies and procedures designed to prevent violation of such ABTL Laws.

6.1.7 Litigation. As of the date of this Agreement, there are no suits, actions, disputes, investigations, claims, arbitration, legal or other proceedings, appeals or applications for review, at law, in equity or before any Governmental Authority, or industrial or labour disputes, in each case pending or outstanding, or, to its knowledge threatened, against the Borrower or any of its Subsidiaries that, in each case, has a reasonable prospect of a determination which is adverse to the Borrower or any Subsidiary and that, if so determined adversely, could reasonably be expected to have a Material Adverse Effect.

6.1.8 Financial Statements. All of the financial statements which have been furnished to the Agent on behalf of the Lenders in connection with this Agreement, or publicly filed, are complete and present fairly the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position of the Borrower on a consolidated basis as of the dates referred to therein and the sales, earnings and results of operation of the Borrower on a consolidated basis for the periods covered thereby and have been prepared in accordance with IFRS except (a) in the case of quarterly financial statements, notes to the statements and normal year-end audit adjustments required by IFRS are not included and (b) in accordance with IFRS, adjustments to financial statements may be made within one year of completion of an acquisition to reflect purchase price allocation.

6.1.9 Business Plans, Etc. All projections, including forecasts, budgets, pro formas and business plans provided to the Agent on behalf of the Lenders were prepared in good faith based on assumptions which were believed to be reasonable and are believed to be reasonable estimates of the prospects of the businesses referred to therein.

6.1.10 Disclosed Liabilities. The Borrower and its Subsidiaries have no liabilities (whether absolute, accrued, contingent or other) or obligations of the type required to be included in the consolidated financial statements of the Borrower in accordance with IFRS that are not fully included on the Borrower's audited consolidated financial statements provided to the Agent on behalf of the Lenders for its most recently completed Fiscal Year or the Borrower's consolidated unaudited financial statements for its most recently completed Fiscal Quarter, other than liabilities and obligations incurred after such Fiscal Year end or Fiscal Quarter end in the ordinary course, none of which materially and adversely affects the financial position of the Borrower on a consolidated basis.

6.1.11 Permitted Liens. Neither the Borrower nor any of its Subsidiaries are in default under any of the Permitted Liens to an extent that would have a Material Adverse Effect.

6.1.12 Full Disclosure. None of the representations or warranties made by any Obligor in the Loan Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in any exhibit, report, statement or certificate furnished by or on behalf of any Obligor in connection with the Loan Documents, contains any untrue statement of a material fact or omits any material fact necessary to be stated therein to make the statements made therein, in light of the circumstances under which they are made, not misleading as of the time when made or delivered.

6.1.13 Property, Capital Stock, Etc.

(a) Schedule C is a complete and accurate organizational chart for the Borrower, its Subsidiaries and other Persons in which the Borrower directly or indirectly owns Capital Stock as of the Closing Date and indicates, for each Obligor (i) its jurisdiction of organization, (ii) each Person holding Capital Stock in such Obligor (provided that this shall not apply to the Borrower), (iii) the nature of the Capital Stock held by it and the percentage of ownership represented by such ownership interests, (iv) the jurisdiction of the location of its registered and chief executive offices, (v) the jurisdictions of the location of its material assets, and (vi) its current name and any prior names.

(b) The Borrower and each of its Subsidiaries owns or is licensed or otherwise has the right to use all Intellectual Property that is necessary for the operation of its business without conflict with the rights of any other Person.

(c) All Material Permits required to carry on the business of the Borrower and each of its Subsidiaries as currently conducted are in full force and effect.

6.1.14 Environmental Matters.

(a) Having made due inquiry, except to the extent that Applicable Laws are complied with or no Material Adverse Effect would be caused individually or in the aggregate, (i) there are no active or abandoned underground storage tanks located on any land which the Borrower or any of its Subsidiaries occupies or controls, (ii) there are no Hazardous Materials located on, above or below the surface of any land that the Borrower or any of its Subsidiaries occupies or controls or contained in the soil or water constituting such land, (iii) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such land and (iv) no land that the Borrower or any of its Subsidiaries occupies or controls has been used as a landfill or waste disposal site.

(b) The business and Property of the Borrower and each of its Subsidiaries have been and are being owned, occupied and operated in substantial compliance with Applicable Laws intended to protect the environment (including, without limitation, Applicable Laws respecting the disposal or emission of Hazardous Materials), there are no breaches thereof and no enforcement actions in respect thereof are threatened or pending which, in any such case, could have a Material Adverse Effect.

6.1.15 Taxes and Withholdings.

(a) The Borrower and each of its Subsidiaries has (i) duly filed on a timely basis all material income Tax returns and all other material Tax returns, elections and reports required to be filed by it and has paid, collected and remitted all material Taxes due and payable, collectible or remittable by it, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with IFRS, and (ii) made adequate provision for material Taxes payable by it for the current period and any previous period for which Tax returns are not yet required to be filed, except for such Taxes as are being contested in good faith and for which adequate reserves have been made on its books in accordance with IFRS and, except as disclosed in writing to the Agent from time to time, there are no actions, proceedings or claims pending or, to its knowledge, threatened, against it in respect of Taxes that would have a Material Adverse Effect or that would be required to be reflected in the financial statements of the Borrower and its Subsidiaries in accordance with IFRS.

(b) The Borrower and each of its Subsidiaries has (i) withheld from each payment made to any of its past or present employees, officers or directors, and to any non-resident of the country in which it is resident, the amount of all material Taxes and other deductions required to be withheld therefrom and has paid the same to the proper Tax or other receiving officers within the time required under any Applicable Laws, and (ii) collected and remitted to the appropriate Tax authority when required by Applicable Law to do so all material amounts collectible and remittable in respect of goods and services Tax and similar provincial or state Taxes, and has paid all such material amounts payable by it on account of sales Taxes including goods and services and value-added Taxes.

6.1.16 Pension and Other Plans.

(a) Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (i) each Employee Plan is, and has been, established, registered, qualified, administered and invested in compliance in all respects with its terms and all Applicable Law, (ii) all employer and employee payments, contributions and premiums required to be remitted or paid to or in respect of any Employee Plan or Statutory Plan have been remitted or paid in a timely fashion to or in respect of the Employee Plan or the Statutory Plan in accordance with their respective terms and all Applicable Law, (iii) all obligations of the Borrower and its Subsidiaries that are due under each applicable Employee Plan and Statutory Plan have been satisfied, (iv) there is no claim by any Governmental Authority or by any Person pending or, to its knowledge, threatened in respect of any Employee Plan (except routine claims for payment of benefits), (v) no event has occurred that has given rise to or could reasonably be expected to give rise to any liability on the part of the Borrower or any of its Subsidiaries under any Employee Plan except those disclosed in the financial statements required to be provided pursuant to this Agreement, (vi) with respect to any Employee Plan that is registered under any Applicable Law, no event has occurred and no condition exists that has resulted or could reasonably be expected to result in that Employee Plan having its registration revoked, or entitle any Person (except the Borrower or one of its Subsidiaries) to terminate or wind up that Employee Plan (in whole or in part), or result in that Employee Plan being placed under the administration of any Governmental Authority, or result in the Borrower or one of its Subsidiaries being required to pay any Taxes or penalties under any Applicable Law; (vii) no change has occurred in respect of the funding or financial condition of any Pension Plan since the date of the most recent financial statements, accounting statements, actuarial reports and other materials required to be provided pursuant to this Agreement, and (viii) each Pension Plan is fully funded, on a going concern basis and a solvency basis, in accordance with the terms of the Pension Plan and the requirements of Applicable Law.

(b) Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, during the last twelve consecutive months, (i) no steps have been taken by the Borrower or any of its Subsidiaries or by a Governmental Authority to terminate or wind up an Employee Plan (wholly or in part) that could result in the Borrower or any of its Subsidiaries being required to make any additional contributions to the Employee Plan, and (ii) no condition exists and no event has occurred with respect to any Employee Plan or Statutory Plan that could reasonably be expected to result in an increase in the amount of a Subsidiary's liability over, or the incurrence by it of any liability in addition to, its liability before the existence of the condition or the occurrence of the event, or that could reasonably be expected to result in it incurring any fine or penalty.

(c) None of the Borrower or any of its Subsidiaries has any defined benefit Pension Plan.

6.1.17 Solvency.

(a) The aggregate of the Property of each Obligor is, at a fair valuation, sufficient, and, if disposed of at a fairly conducted sale under legal process, would be sufficient, to enable payment of all of its obligations and liabilities, due and accruing due.

(b) Each Obligor is able to meet its obligations as they generally become due and it has not ceased paying its current obligations in the ordinary course as they generally become due.

6.1.18 Third Party Consents and Approvals. All governmental, regulatory and other third party consents and approvals, including the consent of lenders under the Senior Credit Facility, necessary for entering into this Agreement have been obtained and are in full force and effect and a true and complete copy of each consent and approval has been delivered to the Agent; and, for certainty, no consents or approvals are required under the Indenture or the JV Agreement.

6.1.19 Identification of Guarantors, Recourse Subsidiaries and Non-Recourse Subsidiaries. The Guarantors, the Recourse Subsidiaries and Non-Recourse Subsidiaries are listed on Schedule A hereto.

6.1.20 Labour Matters. Each Obligor is in compliance in all material respects with all Applicable Law pertaining to child labour and anti-slave labour in the jurisdictions in which the Obligors operate. Except for matters that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect, there are no existing or, to the knowledge of the Borrower, threatened strikes, lock-outs or other disputes relating to any collective bargaining agreement to which the Borrower or any Subsidiary is a party.

6.1.21 Material Subsidiaries. As of the Closing Date (and for certainty, not the date of any Additional Advance), the only Material Subsidiaries are IAMGOLD Essakane S.A. and AGEM Ltd.

6.1.22 Material Adverse Effect. No Material Adverse Effect has occurred.

6.2 Survival of Representations and Warranties

The representations and warranties made in this Agreement on the Closing Date and, if applicable, as repeated on the date of any Additional Advance, shall survive the execution of this Agreement and all other Loan Documents. The Lenders shall be deemed to have relied upon such representations and warranties as a condition of making the Loan under this Agreement on the Closing Date and, for any Lender making an Additional Advance, on the date of such Additional Advance, as applicable.

ARTICLE 7
COVENANTS

7.1 Financial Covenants

So long as any Secured Obligations remain outstanding and except as otherwise consented to by the Required Lenders, the Borrower shall:

(a) Minimum Liquidity. Maintain minimum Liquidity of $150.0 million as at the end of each Fiscal Quarter, tested at the end of each Fiscal Quarter ending after the Closing Date, concurrently with the delivery of the financial information required to be delivered pursuant to Section 7.3, beginning with the Fiscal Quarter ending on June 30, 2023.

(b) Consolidated Coverage. Maintain a Consolidated Coverage Ratio of at least 1.50:1.00 as at the end of each Fiscal Quarter, tested as at the end of each Fiscal Quarter ending after the Closing Date, beginning with the Fiscal Quarter ending on June 30, 2023.

7.2 Affirmative Covenants

So long as any Secured Obligations remain outstanding and except as otherwise consented to by the Required Lenders, the Borrower shall:

7.2.1 Payment of Secured Obligations. Duly and punctually pay or cause to be paid the Secured Obligations at the times and places and in the manner required by the terms of this Agreement and the other Loan Documents.

7.2.2 Use of Proceeds. Use the proceeds of the Loan in accordance with Section 2.4.

7.2.3 Existence and Books and Records. Keep and cause each other Subsidiary to keep proper books of account and records, maintain its corporate status in all jurisdictions where it carries on business, operate its business in accordance with sound business practices and comply in all material respects with all Applicable Laws (including those regarding ownership of Persons carrying on the type of business that it carries on) and to comply in all respects with ABTL Laws.

7.2.4 Taxes. Pay and cause each other Subsidiary to pay all Taxes as they become due, except to the extent that the validity or amount thereof is being contested by appropriate proceedings and it has made adequate provision for payment of the contested amount.

7.2.5 Guarantees and Security.

(a) Cause (i) each Subsidiary that is not a Guarantor that is or becomes a guarantor of indebtedness outstanding under the Senior Credit Facility to become a Guarantor; and (ii) each Subsidiary that is not a Guarantor on the Closing Date to become a Guarantor within thirty (30) days of becoming a Recourse Subsidiary in accordance with Section 4.1.

(b) Cause each Material Subsidiary to provide perfected Security in accordance with Section 4.2.

7.2.6 Insurance.

(a) Maintain and cause each other Subsidiary to, maintain insurance on all its Property with financially sound and reputable insurance companies or associations including all-risk property insurance, comprehensive general liability insurance and business interruption insurance, in amounts, with deductibles or retentions and against risks, that is customarily maintained by Persons operating businesses and owning Property of a similar size and type in the same or similar locations, and shall furnish to the Agent, on written request, satisfactory evidence of the insurance carried, and of each applicable Obligor's compliance with Section 4.3.

(b) Whenever reasonably requested in writing by the Agent, it shall cause certified copies of the policies of insurance carried pursuant to this Section to be delivered to the Agent.

7.2.7 Maintenance of Liens. Take all such actions as may be required such that the Liens securing the Secured Obligations and intended to be created by the Security Documents shall, rank in priority to all Liens in respect of other present and future Indebtedness of the Obligor (other than Liens securing the First Lien Obligations), subject only to Permitted Liens.

7.2.8 Material Properties and Assets. Except to the extent that any failure to do so would not reasonably be expected to have a Material Adverse Effect, it shall maintain, and shall cause each other Subsidiary to maintain, all of its material Properties, and ensure that all such Properties necessary for the proper conduct of its business are maintained in good condition (ordinary wear and tear excepted) and make all necessary repairs, renewals, replacements and improvements thereof.

7.2.9 Compliance with Laws. Observe and comply, and cause each Subsidiary to observe and comply, in all material respects at all times with the provisions of all Applicable Laws relating to:

(a) Hazardous Materials and shall provide such evidence of compliance with such Applicable Laws as the Required Lenders may reasonably require from time to time including, if requested by the Required Lenders acting reasonably upon reasonable cause not known to the Lenders on the date of this Agreement, having conducted one or more environmental site assessment and/or compliance audits (each consisting of a non-intrusive phase I audit and recommendations with respect to the findings described therein and such other audits or investigations recommended in each such phase I audit, including, without limitation, an intrusive phase II audit) and reports thereon by an independent consultant engaged by the Obligors and acceptable to the Required Lenders, acting reasonably;

(b) each Employee Plan and Statutory Plan, and remit or pay all payments, contributions and premiums that it is required to remit or pay to or in respect of each Employee Plan and Statutory Plan, all in a timely way in accordance with the terms of the terms of the applicable plan and all Applicable Law, except to the extent that its failure to do so would not have a Material Adverse Effect; and

(c) the USA Patriot Act of 2001 (as amended, supplemented or replaced from time to time) and all ABTL Laws, and promptly provide all such information, including information concerning its directors, officers, direct and indirect holders of Capital Stock and other Persons exercising control over it and including supporting documentation and other evidence, as may be reasonably requested by the Agent, any Lender, or any prospective assignee or participant of a Lender, in order to comply with policies and procedures relating to USA Patriot Act of 2001 (as amended, supplemented or replaced from time to time) and ABTL Laws.

7.3 Reporting Covenants

So long as any Secured Obligations remain outstanding and except as otherwise consented to by the Required Lenders, the Borrower shall deliver or cause the delivery of the information and reports listed below. Any such information or report shall be considered to have been given when the Borrower has posted such information or report on the website generally used in Canada for public filings by reporting issuers.

7.3.1 Quarterly Statements. The Borrower shall, within forty-five (45) days of the end of each Fiscal Quarter (excluding the fourth Fiscal Quarter), cause to be prepared and delivered to the Agent, its interim unaudited consolidated financial statements as at the end of such quarter, in each case including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position and management's discussion and analysis;

7.3.2 Annual Statements. The Borrower shall, within ninety (90) days after the end of each Fiscal Year, cause its consolidated annual financial statements to be prepared and delivered to the Agent including, without limitation, balance sheet, statement of income and retained earnings, statement of changes in financial position for such Fiscal Year and management's discussion and analysis, which shall, in the case of the Borrower, be audited by an internationally recognized accounting firm and shall otherwise be prepared by an internationally recognized accounting firm based on a review engagement;

7.3.3 Compliance Certificate. The Borrower shall, concurrently with the delivery of the financial reporting required to be delivered under Section 7.3.1 and Section 7.3.2, deliver to the Agent a Compliance Certificate; and

7.3.4 Other Reports. The Borrower shall promptly notify the Agent of (i) any Default or Event of Default; (ii) any material labour dispute, any breach of any Material Agreement and any Material Dispute with a Governmental Authority; and (iii) any other matter that could reasonably be expected to have a Material Adverse Effect.

7.4 Negative Covenants.

So long as any Secured Obligations remain outstanding and except as otherwise consented to by the Required Lenders, the Borrower shall and, where applicable, shall cause its Subsidiaries to, comply with the following limitations.

7.4.1 Limitation on Restricted Payments.

(a) The Borrower shall not, and shall not permit any of its Subsidiaries, directly or indirectly, to:

(i) declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any of its Subsidiaries' Capital Stock (including any payment in connection with any merger, amalgamation, arrangement or consolidation involving the Borrower or any of its Subsidiaries) other than:

(A) dividends or distributions payable solely in Capital Stock of the Borrower (other than Disqualified Stock); and

(B) dividends or distributions by a Subsidiary of the Borrower, so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock issued by a Subsidiary of the Borrower that is not a Wholly Owned Subsidiary, the Borrower or any of its Subsidiaries holding such Capital Stock receives at least its pro rata share of such dividend or distribution;

(ii) purchase, redeem, retire or otherwise acquire for value, including in connection with any merger, amalgamation, arrangement or consolidation, any Capital Stock of the Borrower held by Persons other than the Borrower or any of its Subsidiaries (other than in exchange for Capital Stock of the Borrower (other than Disqualified Stock));

(iii) make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations, Guarantor Subordinated Obligations or the Existing Notes other than:

(A) Indebtedness of the Borrower owing to and held by any Subsidiary or Indebtedness of a Subsidiary owing to and held by the Borrower or any Subsidiary permitted under clause (vii) of Section 7.4.2(b); or

(B) the making of any principal payment on, or the purchase, repurchase, redemption, defeasance or other acquisition or retirement of, Subordinated Obligations or Guarantor Subordinated Obligations in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(iv) make any Restricted Investment;

(all such payments and other actions referred to in clauses (i) through (iv) (other than any exception thereto) shall be referred to as a "Restricted Payment").

(b) Section 7.4.1(a) shall not prohibit:

(i) any Restricted Investment made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Borrower (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Borrower or any of its Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination);

(ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Subordinated Obligations or Guarantor Subordinated Obligations, so long as such refinancing Subordinated Obligations or Guarantor Subordinated Obligations are permitted to be incurred pursuant to Section 7.4.2 and constitute Refinancing Indebtedness;

(iii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock or Disqualified Stock of the Borrower or any of its Subsidiaries made by exchange for or out of the proceeds of the substantially concurrent issuance or sale of Preferred Stock or Disqualified Stock of the Borrower or a Subsidiary, as the case may be, so long as such refinancing Preferred Stock or Disqualified Stock is permitted to be incurred pursuant to Section 7.4.2 and constitutes Refinancing Indebtedness;

(iv) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (A) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to Section 3.6 or (B) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to Section 7.4.3; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Borrower has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Loan and has completed the applicable repayment in connection with such Change of Control Offer or Asset Disposition Offer;

(v) the declaration and payment of dividends to holders of any class or series of Disqualified Stock or Preferred Stock issued in accordance with the terms of this Agreement to the extent such dividends are included in the definition of "Consolidated Interest Expense";

(vi) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants, other rights to purchase Capital Stock or other convertible securities or similar securities if such Capital Stock represents a portion of the exercise price thereof (or withholding of Capital Stock to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities);

(vii) payments in lieu of the issuance of fractional shares of Capital Stock in connection with any transaction otherwise permitted under this Agreement;

(viii) payments or distributions to holders of the Capital Stock of the Borrower or any of its Subsidiaries pursuant to appraisal or dissenter rights required under Applicable Law or pursuant to a court order in connection with any merger, amalgamation, arrangement, consolidation or sale, assignment, conveyance, transfer, lease or other disposition of assets;

(ix) the declaration and payment of any dividend with respect to Capital Stock by a Subsidiary of the Borrower to the Borrower or any other Subsidiary, and in the case of any Subsidiary that is not a Wholly Owned Subsidiary to the holders of such Capital Stock on a pro rata basis; and

(x) the purchase, repurchase, retirement, defeasance or other acquisition or retirement for value of Existing Notes, in an aggregate face amount not to exceed $150.0 million.

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under this Section 7.4.1(b) above, (A) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and (B) no Restricted Payments will be permitted in respect of unsecured or subordinate Indebtedness, other than pursuant to clauses 7.4.1(b)(ii), 7.4.1(b)(iv) or 7.4.1(b)(x).

(c) The amount of all Restricted Payments (other than cash) shall be the Fair Market Value on the date of such Restricted Payment of the Property proposed to be transferred or issued by the Borrower or any of its Subsidiaries, as the case may be, pursuant to such Restricted Payment. The amount of each Restricted Payment paid in cash shall be its face amount. For purposes of determining compliance with any U.S. Dollar-denominated restriction on Restricted Payments, the U.S. Dollar-equivalent of a Restricted Payment denominated in a foreign currency shall be calculated based on the Exchange Rate in effect on the date the Borrower or the Subsidiary, as the case may be, first commits to such Restricted Payment.

7.4.2 Limitation on Indebtedness.

(a) The Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Borrower and its Recourse Subsidiaries may incur Indebtedness if on the date thereof and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio for the Borrower and its Recourse Subsidiaries is at least 2.00 to 1.00.

(b) Section 7.4.2(a) shall not prohibit the incurrence of the following Indebtedness, subject at all times to compliance with Section 7.4.9(b):

(i) Indebtedness of the Borrower or any Recourse Subsidiary incurred under Debt Facilities (including the Senior Credit Facility) in an aggregate amount not to exceed $650.0 million (including all Refinancing Indebtedness but excluding Indebtedness under this Agreement);

(ii) Indebtedness represented by this Agreement and the other Loan Documents (including any Guarantee of the Secured Obligations);

(iii) Additional Advances incurred under this Agreement as one or more advances in an aggregate amount not to exceed $50.0 million, which may be provided by the Lenders party hereto or any other Person that joins as a Lender hereunder in connection with such Additional Advance, provided that the pricing thereunder (including fees, interest and original issue discount) shall not be more favourable to the Lender(s) thereunder than the pricing set out herein, and, for certainty, the Lender(s) thereunder shall be, or shall become concurrently therewith, Lenders under this Agreement and shall be entitled to the benefit of the Loan Documents, including the Security Documents, Guarantees of the Secured Obligations and the Intercreditor Agreement, but shall not have any separate or distinct rights except as a Lender under this Agreement;

(iv) Indebtedness represented by the Existing Notes (including any Guarantee issued thereunder by Recourse Subsidiaries);

(v) Indebtedness of the Borrower and any of its Subsidiaries in existence on the Closing Date (other than Indebtedness described in clauses (i), (ii), (iv) (vi), (vii), (ix), (xi), (xii) and (xiii) of this 7.4.2(b));

(vi) Guarantees by the Borrower or any Subsidiary of Indebtedness permitted to be incurred by the Borrower or such Subsidiary in accordance with the provisions of this Agreement and for certainty, subject to compliance with Section 7.4.9(b) and Section 7.4.9(d);

(vii) Indebtedness of the Borrower owing to and held by any of its Subsidiaries or Indebtedness of a Subsidiary of the Borrower owing to and held by the Borrower or any other Subsidiary of the Borrower; provided, however, that:

(A) if the Borrower is the obligor on Indebtedness owing to a Non-Recourse Subsidiary, such Indebtedness is expressly subordinated in right of payment to all Secured Obligations pursuant to an Intercompany Subordination Agreement;

(B) if a Guarantor is the obligor on such Indebtedness and a Non-Recourse Subsidiary is the obligee, such Indebtedness is expressly subordinated in right of payment to the Secured Obligations of such Guarantor pursuant to an Intercompany Subordination Agreement; and

(C) (i) any subsequent issuance or transfer (other than Permitted Liens until the assets subject thereto have been foreclosed upon) of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Borrower or any of its Subsidiaries; and (ii) any sale or other transfer (other than Permitted Liens until the assets subject thereto have been foreclosed upon) of any such Indebtedness to a Person other than the Borrower or any of its Subsidiaries, shall be deemed, in each case under this clause (vii)(C), to constitute an incurrence of such Indebtedness by the Borrower or such Subsidiary, as the case may be;

(viii) Indebtedness of (x) any Person incurred and outstanding on the date on which such Person became a Subsidiary of the Borrower or was acquired by, or merged into or amalgamated, arranged or consolidated with, the Borrower or any of its Subsidiaries or (y) such Persons or the Borrower or any of its Subsidiaries incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Subsidiary of the Borrower or was otherwise acquired by, or merged into or amalgamated, arranged or consolidated with the Borrower or any of its Subsidiaries or (B) otherwise in connection with, or in contemplation of, such acquisition, merger, amalgamation, arrangement or consolidation (i) in an aggregate principal amount under this clause (viii) at any one time outstanding (together with any Refinancing Indebtedness thereof) not to exceed $100.0 million and (ii) in addition to Indebtedness permitted under clause (viii), in each case set forth in clause (xii) or (y), to the extent that at the time such Person is acquired, merged, amalgamated, arranged or consolidated or such Indebtedness was incurred, either:

(A) the Borrower would have been able to incur $1.00 of additional Indebtedness pursuant to Section 7.4.2(a) after giving effect to such transaction or series of related transactions and the incurrence of such Indebtedness pursuant to this clause (viii); or

(B) the Consolidated Coverage Ratio of the Borrower and its Recourse Subsidiaries would have been equal to or higher than such ratio immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation, after giving effect to such transaction or series of related transactions and the incurrence of such Indebtedness pursuant to this clause (viii);

(ix) Indebtedness under Hedging Obligations that are not incurred for speculative purposes (including, for greater certainty, the Hedging Obligations constituting First Lien Obligations from time to time);

(x) Indebtedness (including Lease Obligations) of the Borrower or any of its Subsidiaries incurred to finance the purchase, design, lease, construction repair, replacement or improvement of any property (real or personal), plant or equipment used or to be used in a Similar Business through the direct or indirect purchase of such property, plant or equipment, and any Indebtedness of the Borrower or any of its Subsidiaries that serves to refund or refinance any Indebtedness incurred pursuant to this clause (x), in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (x) then outstanding, shall not exceed the greater of (A) $300.0 million and (B) 7.5% of Total Assets, at any time outstanding;

(xi) Indebtedness incurred by the Borrower or any of its Subsidiaries in respect of (A) workers' compensation claims, health, disability or other employee benefits; (B) self-insurance obligations or property, casualty, liability or other insurance; and (C) statutory, appeal, completion, export, import, customs, revenue, performance, bid, surety, reclamation, remediation and similar bonds and completion Guarantees (not for borrowed money) provided in the ordinary course of business;

(xii) Indebtedness arising from agreements of the Borrower or any of its Subsidiaries providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of the Borrower or any business, assets or Capital Stock of any of its Subsidiaries, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition; provided that:

(A) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value) actually received by the Borrower and its Subsidiaries in connection with such disposition; and

(B) such Indebtedness is not reflected as indebtedness on the balance sheet of the Borrower or any of its Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (xii));

(xiii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five (5) Business Days of incurrence;

(xiv) Indebtedness in the form of letters of credit, and reimbursement obligations relating to letters of credit that are satisfied within thirty (30) days of being drawn;

(xv) the incurrence or issuance by the Borrower or any of its Subsidiaries of Refinancing Indebtedness that serves (or will serve) to extend, renew, replace, defease, discharge, retire for value, refund or refinance any Indebtedness incurred as permitted under Section 7.4.2(a) and clauses (ii), (iv), (v), (viii), (xxi) and (xxii) of this Section 7.4.2(b), or any additional Refinancing Indebtedness issued to so extend, renew, replace, defease, discharge, retire for value, refund or refinance such Refinancing Indebtedness, including additional Indebtedness incurred to pay premiums (including reasonable, as determined in good faith by Senior Management, tender premiums), defeasance costs, accrued interest and fees and expenses in connection therewith; provided that for any Refinancing Indebtedness that serves (or will serve) to extend, renew, replace, defease, discharge, retire for value, refund or refinance any Indebtedness incurred as permitted under clause (iv) of this Section 7.4.2(b), (A) the terms and conditions (including any pricing, fees, rate floors, discounts, premiums and optional prepayment or redemption terms) of any such Refinancing Indebtedness, taken as a whole, shall not be materially less favourable to the Obligors than such existing Indebtedness being modified, refinanced, refunded, renewed, extended, replaced, defeased, discharged or retired for value, and (B) for certainty, such Refinancing Indebtedness shall be unsecured and shall be subject to the limitations set forth in Section 7.4.1(b)(x);

(xvi) Indebtedness of the Borrower or any of its Subsidiaries consisting of the financing of insurance premiums incurred in the ordinary course of business;

(xvii) Indebtedness of the Borrower or any of its Subsidiaries consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

(xviii) Non-Recourse Debt;

(xix) Indebtedness of the Borrower, to the extent the net proceeds thereof are promptly (A) used to prepay the Loan in connection with a Change of Control Offer or (B) deposited to repay in full all Secured Obligations;

(xx) Indebtedness of the Borrower or any of its Subsidiaries in respect of Cash Management Agreements entered into in the ordinary course of business;

(xxi) Indebtedness of the Borrower or any of its Subsidiaries with respect to Guarantees of Indebtedness of joint ventures, or Indebtedness of any joint venture of which the Borrower or any of its Subsidiaries is a general partner, (other than pursuant to the JV Agreement) in an aggregate principal amount at any one time outstanding not to exceed $50.0 million;

(xxii) Indebtedness incurred in connection with any Sale/Leaseback Transaction (excluding, for certainty, equipment financing arrangements consistent in nature with the Borrower's financing arrangements as of the Closing Date, which shall be incurred pursuant to clause (x) above) shall be limited to an amount not to exceed $100 million, in aggregate;

(xxiii) Subordinated Obligations; and

(xxiv) in addition to the items referred to in clauses (i) through (xxiii) above, other unsecured Indebtedness of the Borrower and its Subsidiaries in an aggregate principal amount under this clause (xxiv) at any one time outstanding not to exceed the greater of (A) $150.0 million and (B) 3.75% of Total Assets; provided that the maturity of all such unsecured Indebtedness is not less than 6 months after the Maturity Date and either (i) the Indebtedness is Widely Held or (ii) the total rate of return on such unsecured Indebtedness (including all interest, fees and equity incentives) does not exceed 10% per annum.

(c) For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this Section 7.4.2:

(i) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in Section 7.4.2(b) or can be incurred pursuant to Section 7.4.2(a), the Borrower, in its sole discretion, shall classify such item of Indebtedness on the date of incurrence and may later classify such item of Indebtedness in any manner that complies with Section 7.4.2(a) or Section 7.4.2(b) and only be required to include the amount and type of such Indebtedness under Section 7.4.2(a) or any of the clauses under Section 7.4.2(b) provided that (A) all Indebtedness outstanding under the Senior Credit Facility on the Closing Date will be treated as incurred on the Closing Date under Section 7.4.2(b)(i) and (B) all Existing Notes outstanding as of the Closing Date will only be treated as Indebtedness incurred under Section 7.4.2(b)(iv) (it being understood that any Refinancing Indebtedness in respect thereof may be incurred pursuant to Section 7.4.2(b)(xv));

(ii) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(iii) if obligations in respect of letters of credit are incurred pursuant to a Debt Facility and are being treated as incurred pursuant to clause (i) of Section 7.4.2(b) and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(iv) the principal amount associated with any Disqualified Stock of the Borrower or any of its Subsidiaries, or Preferred Stock of a Non-Recourse Subsidiary, shall be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(v) Indebtedness permitted by this Section 7.4.2 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 7.4.2 permitting such Indebtedness;

(vi) the principal amount of any Indebtedness outstanding in connection with a securitization transaction or series of securitization transactions is the amount of obligations outstanding under the legal documents entered into as part of such transaction that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to such transaction; and

(vii) the amount of Indebtedness issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

(d) Accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount, the payment of interest in the form of additional Indebtedness, the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock, and unrealized losses or charges in respect of Hedging Obligations shall not be deemed to be an incurrence of Indebtedness for purposes of this Section 7.4.2. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable in kind and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than thirty (30) days past due, in the case of any other Indebtedness.

(e) For purposes of determining compliance with any U.S. Dollar-denominated restriction on the incurrence of Indebtedness, the U.S. Dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the Exchange Rate in effect on the date such indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. Dollar-denominated restriction to be exceeded if calculated at the Exchange Rate in effect on the date of such refinancing, such U.S. Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Borrower may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the Exchange Rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the Exchange Rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

7.4.3 Asset Dispositions.

(a) The Borrower shall not, and shall not permit any of its Subsidiaries to, consummate any Asset Disposition unless:

(i) the Borrower or such Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value of the Capital Stock or other Property subject to such Asset Disposition; and

(ii) at least 75% of the consideration from such Asset Disposition is in the form of cash or Cash Equivalents; and for the purposes of this clause (ii) and for no other purpose, the following will be deemed to be cash:

(A) any liabilities (as shown on the Borrower's or such Subsidiary's most recent balance sheet) of the Borrower or any of its Subsidiaries (other than Subordinated Obligations or Guarantor Subordinated Obligations) that are assumed by the transferee of any such assets and from which the Borrower and all such Subsidiaries have been validly released by all creditors in writing;

(B) any Designated Non-Cash Consideration received by the Borrower or any of its Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (B) that is at that time outstanding, not to exceed the greater of (x) $50.0 million and (y) 1.50% of Total Assets at the time of the receipt of such Designated Non-Cash Consideration (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(C) any securities, notes or other obligations received by the Borrower or any of its Subsidiaries from the transferee that are converted by the Borrower or such Subsidiary into cash (to the extent of the cash received) within one hundred and eighty (180) days (or two hundred and ten (210) days, if the Borrower or such Subsidiary is prevented by a lock-up or similar agreement from converting such securities, notes or other obligations into cash during such 180 day period) following the closing of such Asset Disposition; and

(D) any Additional Assets.

(b) Within three hundred and sixty-five (365) days from the later of the date of such Asset Disposition or the receipt by the Borrower or such Subsidiary, as the case may be, of Net Available Cash from such Asset Disposition, the Borrower or such Subsidiary, as the case may be, may apply an amount equal to 100% of the Net Available Cash from such Asset Disposition as follows:

(i) to repay Secured Indebtedness of the Borrower (other than any Disqualified Stock or Subordinated Obligations) or Secured Indebtedness of a Recourse Subsidiary of the Borrower (other than any Disqualified Stock or Subordinated Obligations) (and in each case if such Secured Indebtedness is revolving credit facility Indebtedness, to permanently reduce such commitments);

(ii) to invest in Additional Assets or make capital expenditures that are used or useful in a Similar Business; or

(iii) any combination of the foregoing clauses (i) and (ii);

provided that pending the final application of any such Net Available Cash in accordance with clause (i) or (ii) above, the Borrower and its Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by this Agreement; provided, further, that in the case of clause 7.4.3(a)(ii)(D) above, a binding commitment to invest in Additional Assets or to make capital expenditures that are used or useful in a Similar Business shall be treated as a permitted application of the Net Available Cash on the date of such commitment so long as the Borrower or such Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash shall be applied to satisfy such commitment within one hundred and eighty (180) days of such commitment (an "Acceptable Commitment"); provided, however, that if such Acceptable Commitment is later canceled or terminated for any reason before such Net Available Cash is applied pursuant thereto, then such Net Available Cash shall constitute Excess Proceeds until such Net Available Cash is applied or invested as provided in this paragraph.

(c) Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in Section 7.4.3(b) shall be deemed to constitute "Excess Proceeds." On the 366th day after an Asset Disposition, if the aggregate amount of Excess Proceeds as of such date exceeds $50.0 million, the Borrower shall make an offer ("Initial Asset Disposition Offer") to all Lenders to repay the maximum aggregate Principal Amount at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of repayment, in accordance with the procedures set forth in Section 3.5. Notwithstanding the foregoing, the Borrower may, at its option, commence an Initial Asset Disposition Offer prior to the completion of the 365-day period specified in Section 7.4.3(b) and/or prior to the aggregate amount of Excess Proceeds exceeding $50.0 million. The Borrower shall commence an Initial Asset Disposition Offer with respect to Excess Proceeds by notifying the Agent in accordance with Section 3.5.

(d) In addition to any Initial Asset Disposition Offer, not more than five (5) Business Days after any Acceptable Commitment is cancelled or terminated, if the Excess Proceeds attributable to such cancelled or terminated Acceptable Commitment, together with all other Excess Proceeds that have not been applied or invested as provided above, exceed $50.0 million, the Borrower shall make an offer (a "Subsequent Asset Disposition Offer") to all Lenders to repay the maximum aggregate Principal Amount at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of repayment, that may be repaid out of such Excess Proceeds that have not been previously applied to the repayment of the Loan (including, but not limited to, the Excess Proceeds attributable to such cancelled or terminated Acceptable Commitment), in accordance with the procedures set forth in Section 3.5.

(e) To the extent that the amount of the Loan to be repaid pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Borrower may use any remaining Excess Proceeds for general corporate purposes. Upon completion of such Asset Disposition Offer, regardless of the amount of Excess Proceeds used to repay Loan amounts pursuant to such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

(f) With respect to any Asset Disposition, the determination of compliance with clauses (a)(i) and (a)(ii) of this Section 7.4.3 may be made, at the Borrower's option, on either (x) the date on which such Asset Disposition is completed or (y) the date on which a definitive agreement for such Asset Disposition is entered into.

(g) Notwithstanding the foregoing, proceeds of Asset Dispositions in excess of $250.0 million on a cumulative basis, shall, unless otherwise required to be used to repay obligations under the Senior Credit Facility pursuant to the terms thereof, first be offered to the Lenders to repay the Loan on a pro rata basis in accordance with Section 3.5, without premium or penalty, before otherwise reinvesting or applying such proceeds in accordance with this Section 7.4.3.

7.4.4 Transactions with Affiliates.

(a) The Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or asset or the rendering of any service) with any Affiliate of the Borrower (an "Affiliate Transaction") involving aggregate consideration in excess of $5.0 million, unless:

(i) the terms of such Affiliate Transaction are no less favourable to the Borrower or such Subsidiary, as the case may be, than those that could have been obtained by the Borrower or such Subsidiary in a comparable transaction at the time of such transaction in arm's-length dealings with a Person that is not an Affiliate; and

(ii) in the event such Affiliate Transaction involves an aggregate consideration in excess of $10.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Borrower and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (i) above); and

(iii) (A) if such Affiliate Transaction is an Investment by an Obligor in a Non-Recourse Subsidiary, such transaction is a Permitted Investment; or  (B) if such Affiliate Transaction is an incurrence of Indebtedness by the Borrower or a Recourse Subsidiary owing to a Non-Recourse Subsidiary, such Indebtedness is incurred in compliance with Section 7.4.2(b)(vii).

(b) Section 7.4.4(a) shall not apply to:

(i) any transaction between the Borrower and any of its Subsidiaries or between any Subsidiaries of the Borrower and any Guarantees issued by the Borrower or a Subsidiary of the Borrower for the benefit of the Borrower or any of its Subsidiaries, as the case may be, in accordance with Section 7.4.2 and Section 7.4.9;

(ii) any Restricted Payment that does not violate Section 7.4 and any Permitted Investments;

(iii) any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or as the funding of, employment, consulting or similar agreements and severance and other compensation arrangements, options to purchase Capital Stock of the Borrower, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers, directors, employees and consultants approved by the Board of Directors of the Borrower;

(iv) the payment of reasonable and customary fees and reimbursements or employee benefits paid to, and indemnity provided on behalf of, directors, officers, employees or consultants of the Borrower or any of its Subsidiaries;

(v) loans or advances (or cancellations of loans or advances) to employees, officers or directors of the Borrower or any of its Subsidiaries in the ordinary course of business, in an aggregate amount not in excess of $2.0 million at any one time outstanding;

(vi) any agreement as in effect as of the Closing Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time, so long as any such amendment, modification, supplement, extension or renewal is not more disadvantageous to the Lenders in any material respect in the good faith judgment of Senior Management, when taken as a whole, than the terms of the applicable agreement in effect on the Closing Date;

(vii) (i) any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, merged into or amalgamated, arranged or consolidated with the Borrower or any of its Subsidiaries; provided that such agreement was not entered into in contemplation of such acquisition, merger, amalgamation, arrangement or consolidation, and (ii) any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Lenders in the good faith judgment of Senior Management, when taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger, amalgamation, arrangement or consolidation);

(viii) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services or any management services or support agreements, in each case in the ordinary course of the business of the Borrower and its Subsidiaries and otherwise in compliance with the terms of this Agreement; provided that in the good faith determination of the members of the Board of Directors or Senior Management of the Borrower, such transactions or agreements are on terms that are not materially less favourable, when taken as a whole, to the Borrower or the relevant Subsidiary than those that could have been obtained at the time of such transactions or agreements in a comparable transaction or agreement by the Borrower or such Subsidiary with an unrelated Person;

(ix) any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Borrower and any agreement that grants registration and other customary rights in connection therewith or otherwise to the direct or indirect securityholders of the Borrower (and the performance of such agreements), and any contribution to the common equity capital of the Borrower;

(x) any transaction with a Person that would not constitute an Affiliate Transaction if the Borrower or any of its Subsidiaries did not own any equity interest in or otherwise control such Person;

(xi) transactions between the Borrower or any of its Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Borrower or any of its Subsidiaries; provided that such director abstains from voting as a director of the Borrower or such Subsidiary, as the case may be, on any matter involving such other Person;

(xii) (A) any merger, amalgamation, arrangement, consolidation or other reorganization of the Borrower with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Borrower in a new jurisdiction and (B) any transaction or series of related transactions between or among the Borrower and any of its Subsidiaries implemented in connection with any corporate restructuring, to the extent that the terms of any such transaction or series of related transactions under this clause (B), taken as a whole, are not disadvantageous to the Lenders in any material respect;

(xiii) the entering into of a tax sharing agreement, or payments pursuant thereto, between the Borrower and one or more Subsidiaries or between Subsidiaries;

(xiv) any employment, deferred compensation, consulting, non-competition, confidentiality or similar agreement entered into by the Borrower or any of its Subsidiaries with its employees, directors or consultants in the ordinary course of business and payments and other benefits (including bonus, retirement, severance, health, stock option and other benefit plans) pursuant thereto;

(xv) [reserved];

(xvi) any arrangement or agreement with, or contribution to, a charitable or similar organization related to social responsibility programs conducted in the jurisdiction in which the Borrower, its Subsidiaries or joint ventures operate; and

(xvii) transactions in which the Borrower or any of its Subsidiaries delivers to the Agent a letter from an Independent Financial Advisor stating that such transaction is fair to the Borrower or such Subsidiary from a financial point of view or stating that the terms are not materially less favourable, when taken as a whole, than those that might reasonably have been obtained by the Borrower or such Subsidiary in a comparable transaction at such time on an arms' length basis from a Person that is not an Affiliate.

7.4.5 Limitation on Liens.

(a) The Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of Subsidiaries), whether owned on the Closing Date or acquired after that date, which Lien secures any Indebtedness, unless prior to the incurrence of such Liens, the Loan and related Guarantees of the Secured Obligations are secured by a Lien on such Property that is senior in priority to such Liens except as otherwise required pursuant to the terms of the Intercreditor Agreement.

(b) Notwithstanding Section 7.4.5(a), in no event shall Non-Recourse Subsidiaries grant any Liens securing Indebtedness (including pursuant to Guarantees) having a principal amount in excess of $50.0 million in the aggregate for all such Indebtedness.

7.4.6 Limitation on Restrictions on Distribution From Subsidiaries.

(a) The Borrower shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Subsidiary of the Borrower to:

(i) pay dividends or make any other distributions on its Capital Stock to the Borrower or any of its Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness or other obligations owed to the Borrower or any of its Subsidiaries (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock, and the subordination of loans or advances made to the Borrower or any of its Subsidiaries to other Indebtedness incurred by the Borrower or any of its Subsidiaries shall not be deemed a restriction on the ability to pay any Indebtedness or other obligation);

(ii) make any loans or advances to the Borrower or any of its Subsidiaries (it being understood that the subordination of loans or advances made to the Borrower or any of its Subsidiaries to other Indebtedness incurred by the Borrower or any of its Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

(iii) sell, lease or transfer any of its property or assets to the Borrower or any of its Subsidiaries (it being understood that such transfers shall not include any type of transfer described in clause (i) or (ii) above).

(b) The preceding provisions shall not prohibit encumbrances or restrictions existing under or by reason of:

(i) this Agreement, the Loan and the Guarantees of the Secured Obligations;

(ii) any agreement or instrument existing on the Maturity Date (except for this Agreement, the Loan or the Guarantees of the Secured Obligations);

(iii) (A) any agreement or other instrument of a Person acquired by the Borrower or any of its Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof) provided that such encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than such acquired Person and its Subsidiaries, or the property or assets of such Person and its Subsidiaries, so acquired (including after-acquired property);

(iv) any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement or instrument referred to in clauses (i), (ii) or (iii) of this Section 7.4.6(b); provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of Senior Management, not materially more restrictive, when taken as a whole, than the encumbrances and restrictions contained in the agreements referred to in clauses (i), (ii) or (iii) of this Section 7.4.6(b) on the Maturity Date or the acquisition date of such Subsidiary or the date such Person was merged into a Subsidiary of the Borrower, whichever is applicable;

(v) (A) customary non-assignment or subletting provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder and (B) security agreements or mortgages securing Indebtedness of a Subsidiary of the Borrower to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(vi) in the case of clause (iii) of Section 7.4.6(a), Liens permitted to be incurred under Section 7.4.5 that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(vii) purchase money obligations and Lease Obligations permitted under this Agreement, in each case, that impose encumbrances or restrictions of the nature described in clause (iii) of Section 7.4.6(a) on the property so acquired;

(viii) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Borrower pursuant to an agreement that has been entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Subsidiary;

(ix) restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(x) any customary provisions in partnership and limited liability company agreements relating to joint ventures that are not Subsidiaries of the Borrower and other similar agreements entered into in the ordinary course of business;

(xi) any customary provisions (including non-assignment and non-transfer provisions) in leases, subleases or licenses (including licenses of intellectual property) and other agreements entered into by the Borrower or any of its Subsidiaries in the ordinary course of business;

(xii) encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, order or permit;

(xiii) (A) other Indebtedness incurred or Preferred Stock issued by a Guarantor in accordance with Section 7.4.2 that, in the good faith judgment of Senior Management, are not materially more restrictive, taken as a whole, than those applicable to the Borrower in this Agreement on the Maturity Date (which results in encumbrances or restrictions at a Subsidiary of the Borrower level comparable to those applicable to the Borrower in this Agreement) or (B) other Indebtedness incurred or Preferred Stock issued by a Non-Recourse Subsidiary, in each case permitted to be incurred subsequent to the Maturity Date pursuant to Section 7.4.2; provided that with respect to clause (B), such encumbrances or restrictions shall not materially affect the Borrower's ability to make anticipated principal and interest payments on the Loan (in the good faith judgment of Senior Management);

(xiv) any agreement with a governmental entity providing for developmental financing;

(xv) agreements relating to Hedging Obligations permitted under clause (ix) of Section 7.4.2(b); and

(xvi) reciprocal easements entered into in the ordinary course of business.

7.4.7 No Layering of Debt or Liens. No Obligor will (i) incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually subordinate or junior in right of payment to the First Lien Obligations and senior in right of payment to such Obligor's Secured Obligations under this Agreement, any Guarantee of the Secured Obligations or any Security Document or (ii) grant any Lien that ranks senior in priority (other than priority that arises pursuant to operation of law) to the Liens securing the Secured Obligations, other than Liens securing the First Lien Obligations.

7.4.8 Merger, Amalgamation, Arrangement, Consolidation or Sale of All or Substantially All Assets.

(a) The Borrower shall not merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement, (whether or not the Borrower is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person unless:

(i) the continuing, resulting, surviving or transferee Person (the "Successor Company") is a Person (other than an individual) organized and existing under the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia;

(ii) the Successor Company (if other than the Borrower) expressly assumes all of the obligations of the Borrower under this Agreement pursuant to documents or instruments in form reasonably satisfactory to the Agent;

(iii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(iv) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(A) the Successor Company would be able to incur at least $1.00 of additional Indebtedness pursuant to Section 7.4.2(a), or

(B) the Consolidated Coverage Ratio for the Successor Company and its Recourse Subsidiaries would be greater than such ratio for the Borrower and its Recourse Subsidiaries immediately prior to such transaction;

(v) if the Borrower is not the surviving corporation, each Guarantor (unless it is the other party to the transactions above, in which case clause (i) of Section 7.4.8(b) shall apply) shall have confirmed that its Guarantee of the Secured Obligations shall apply to such Successor Company's obligations under this Agreement; and

(vi) the Borrower shall have delivered to the Agent an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, arrangement, winding up or disposition, and any confirmation of Guarantee of the Secured Obligations, comply with this Agreement.

(b) Notwithstanding clauses (iii) and (iv) of Section 7.4.8(a):

(i) any Subsidiary of the Borrower may consolidate with, amalgamate with, merge with or into, wind up into or transfer all or part of its properties and assets to (in each case including by way of an arrangement) the Borrower so long as no Capital Stock of the Subsidiary of the Borrower is distributed to any Person other than the Borrower; and

(ii) the Borrower may consolidate with, amalgamate with, merge with or into or wind up into (in each case including by way of an arrangement) an Affiliate of the Borrower for the purpose of reincorporating the Borrower in a province or territory of Canada or in a state or territory of the United States or the District of Columbia.

(c) No Guarantor shall, and the Borrower shall not permit any Guarantor to, merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Borrower or another Guarantor) unless:

(i) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(ii) either:

(A) the resulting, surviving or transferee Person (the "Successor Guarantor") is a Person (other than an individual) organized and existing under the same laws as the Guarantor was organized under immediately prior to such transaction, the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia; the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under this Agreement and its Guarantee of the Secured Obligations pursuant to a joinder agreement or other documents or instruments in form reasonably satisfactory to the Agent; and the Borrower will have delivered to the Agent an Officer's Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, arrangement, merger, winding up or disposition comply with this Agreement; or

(B) such transaction does not violate Section 7.4.3 (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of this Agreement needs to be applied in accordance therewith at such time).

(d) Notwithstanding the foregoing, any Guarantor may (i) merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), or transfer all or part of its properties and assets to any other Guarantor or the Borrower or (ii) merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), a Subsidiary of the Borrower for the purpose of reincorporating the Guarantor in Canada or any province or territory of Canada, any state or territory of the United States or the District of Columbia, so long as the amount of Indebtedness of such Guarantor and its Subsidiaries is not increased thereby.

(e) For purposes of this Section 7.4.8, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Borrower, which properties and assets, if held by the Borrower instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Borrower on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the properties and assets of the Borrower.

7.4.9 Limitations on Non-Recourse Subsidiaries.

The Borrower shall ensure that:

(a) Non-Recourse Subsidiaries formed or acquired after the Closing Date shall not, at any time, have, in the aggregate, as of the end of any Fiscal Quarter, either (i) consolidated assets having a book value of $50 million (or the Equivalent Amount in another currency) or more, or (ii) total consolidated revenue for a period of four consecutive Fiscal Quarter of $25 million (or the Equivalent Amount in another currency) or more, determined as of the last day of each such Fiscal Quarter;

(b) notwithstanding any other provision of Section 7.4.2, in no event shall Non-Recourse Subsidiaries incur or Guarantee Indebtedness in a principal amount in excess of $50 million outstanding from time to time, in aggregate following the Closing Date;

(c) notwithstanding clauses (a), (b), 1.1(n) and 1.1(o) of the definition of "Permitted Investments", following the Closing Date, Investments by Obligors in Non-Recourse Subsidiaries shall not exceed (i) $150.0 million in aggregate, for all such Non-Recourse Subsidiaries; and (ii) $10.0 million per Fiscal Year, for each Non-Recourse Subsidiary, individually;

(d) each Non-Recourse Subsidiary shall comply with Section 7.4.5(b) and Section 7.4.4(a)(iii); and

(e) notwithstanding any provision in this Agreement to the contrary, the Obligors shall not, directly or indirectly, contribute, invest, dispose of, or otherwise transfer to a Non-Recourse Subsidiary any Material Intellectual Property owned or controlled by (or licensed to) the Borrower or any Recourse Subsidiary.

ARTICLE 8
EVENTS OF DEFAULT AND REMEDIES

8.1 Events of Default

Each of the following shall constitute an "Event of Default" or "Cas de défaut":

(a) default in any payment of interest on the Loan when due, continued for three (3) Business Days;

(b) default in the payment of any Principal Amount when due, upon declaration or otherwise;

(c) failure by the Borrower or any Guarantor to comply with its obligations under Section 7.4.8;

(d) failure by the Borrower or any Guarantor to comply with its obligations to provide Guarantees of the Secured Obligations and Security under Section 7.2.5; provided that, to the extent such breach is capable of being cured within ten (10) Business Days, such breach has continued for ten (10) Business Days after the date on which the applicable Guarantees and Security were required to be delivered;

(e) any representation, warranty or certification made by any Obligor is determined to be incorrect or incomplete in any material respect when made; provided that, to the extent such breach is capable of being cured within thirty (30) days, such breach has continued for thirty (30) days after the earlier of (i) actual knowledge of such breach by the Borrower or any Guarantor and (ii) written notice of such breach from the Agent has been delivered to the Borrower;

(f) breach of any covenant under Section 7.3, provided that such breach has continued for five (5) Business Days after the date on which the applicable information or report was required to be delivered;

(g) breach of any covenant under Sections 7.2.2, 7.2.3, 7.2.4, 7.2.6, 7.2.7, 7.2.8, 7.2.9 and 7.4 provided that, if such breach is capable of being cured within ten (10) Business Days, such breach has continued for ten (10) Business Days after the earlier of (i) actual knowledge of such breach by the Borrower or any Guarantor and (ii) written notice of such breach from the Agent has been delivered to the Borrower;

(h) breach of any of the covenants under Section 7.1;

(i) failure by the Borrower or any Guarantor to comply with any covenant (other than as set out in any of the foregoing clauses under this Section 8.1) in any Loan Document; provided that, to the extent such breach is capable of being cured within sixty (60) days, such breach has continued for sixty (60) days after the earlier of (i) actual knowledge of such breach by the Borrower or any Guarantor and (ii) written notice of such breach from the Agent has been delivered to the Borrower;

(j) default under the Senior Credit Facility, the Indenture, or any other mortgage, indenture or instrument (other than this Agreement and the other Loan Documents) under which there is issued or by which there is secured or evidenced any indebtedness for money borrowed by the Borrower or any of its Subsidiaries (or the payment of which is Guaranteed by the Borrower or any of its Subsidiaries), other than indebtedness owed to the Borrower or its Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Closing Date, which default:

(i) is caused by a failure to pay principal of such Indebtedness at its stated maturity or due date (after giving effect to any applicable grace period provided in such Indebtedness) ("payment default"); or

(ii) results in the acceleration of such Indebtedness prior to its maturity; and, in each such case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated and remains unpaid, aggregates $50.0 million or more (the Equivalent Amount in another currency);

(k) failure by the Borrower or any Guarantor or any other Subsidiaries of the Borrower (other than an Immaterial Subsidiary) to pay final judgments aggregating in excess of $50.0 million (or the Equivalent Amount in another currency) (net of any amounts for which an insurance company is liable), which judgments are not paid, discharged or stayed for a period of sixty (60) days or more after such judgment becomes final and non-appealable;

(l) the Borrower, any Guarantor or any Subsidiary (other than an Immaterial Subsidiary), pursuant to or within the meaning of any Bankruptcy Law:

(i) commences proceedings to be adjudicated bankrupt or insolvent;

(ii) consents to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking an arrangement of debt, reorganization, dissolution, winding up or relief under applicable Bankruptcy Law;

(iii) consents to the appointment of a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of it or for all or substantially all of its property;

(iv) makes a general assignment for the benefit of its creditors; or

(v) admits in writing its inability to pay its debts as they become due;

(m) a court of competent jurisdiction enters an order or decree or the Borrower, any Guarantor or any other Subsidiary (other than an Immaterial Subsidiary) becomes subject to a proceeding, under any Bankruptcy Law that:

(i) is for relief against the Borrower, any Guarantor or any other Subsidiary (other than an Immaterial Subsidiary) in a proceeding in which the Borrower, any Guarantor or any other Subsidiary (other than an Immaterial Subsidiary) is to be adjudicated bankrupt or insolvent;

(ii) appoints a custodian, receiver, interim receiver, receiver and manager, liquidator, assignee, trustees, sequestrator or other similar official of the Borrower, any Guarantor, any Subsidiary (other than an Immaterial Subsidiary) for all or substantially all of the property of the Borrower, any Guarantor or any other Subsidiary (other than an Immaterial Subsidiary); or

(iii) orders the liquidation, dissolution, readjustment of debt, reorganization or winding up of the Borrower, any Guarantor, or any Subsidiary (other than an Immaterial Subsidiary);

and such order or decree or proceeding is not contested diligently, in good faith and on a timely basis and remains unstayed and in effect for sixty (60) consecutive days after its issuance or commencement, as applicable;

(n) any Loan Document ceases to be in full force and effect (except as contemplated by the terms of this Agreement) or is declared null and void in a judicial proceeding or the Borrower, any Guarantor or any other Subsidiary (other than an Immaterial Subsidiary) denies or disaffirms its obligations under this Agreement or its Guarantee of the Secured Obligations; or

(o) the permanent wind-up or cessation of construction or operation of all or any material part of the Côté Project, excluding any suspension considered necessary by the Borrower, acting reasonably and in good faith, to: (i) comply with applicable law; (ii) address a health, safety or environmental issue; or (iii) in an emergency, maintain and preserve all or any material part the Côté Project or preserve or protect life, limb, property or the environment in respect of all or any material part of the Côté Project.

8.2 Remedies Upon Default

8.2.1 If any Event of Default occurs, the Required Lenders may instruct the Agent to give notice to the Borrower declaring the Secured Obligations or any of them to be forthwith due and payable, whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

8.2.2 Notwithstanding the foregoing Section 8.2.1, if an Event of Default set out in Section 8.1(l) or Section 8.1(m) occurs, then without prejudice to the other rights of the Lenders as a result of any such event, without any notice or action of any kind by the Agent or the Lenders, and without presentment, demand or protest, the Secured Obligations shall immediately become due and payable.

8.3 Set-Off

Subject to compliance with Section 9.6, upon the occurrence and during the continuance of an Event of Default, a Lender may, without notice to the Obligors or to any other Person, combine, consolidate and merge all or any of the Obligors' liabilities to such Lender and set off any other indebtedness and liability of such Lender to the Obligors, matured or unmatured, against and on account of the Secured Obligations when due. Each Lender shall notify the Agent and the Borrower of any such set off promptly after taking such set off, however, the failure to provide such notice shall not invalidate the set off by the Lender.

8.4 Payment of Applicable Premium.

8.4.1 If the Loan is accelerated or otherwise becomes due prior to the Maturity Date in each case as a result of an Event of Default, then the amount that shall then be due and payable on the Premium Effective Date (as defined below) shall be equal to:

(a) 100% of the Principal Amount then outstanding plus the Applicable Premium in effect on the Premium Effective Date, if any, plus

(b) accrued and unpaid interest on such Principal Amount to, but excluding, the Premium Effective Date, in each case as if such acceleration gave rise to an optional repayment of the Loan so accelerated on the Premium Effective Date.

8.4.2 Notwithstanding anything in this Agreement to the contrary, if the Loan is accelerated or otherwise becomes due prior to the Maturity Date as a result of an Event of Default, the Applicable Premium shall automatically be due and payable as though the Loan had been optionally repaid on the Premium Effective Date and shall constitute part of the Secured Obligations owing with respect to the Loan, whether due to acceleration pursuant to the terms of this Agreement (in which case it shall be due immediately, upon the giving of notice to the Borrower in accordance with Section 8.2.1, or automatically in accordance with Section 8.2.2) or by operation of Applicable Law (including on account of any filing under Bankruptcy Law), in view of the impracticability and extreme difficulty of ascertaining the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such acceleration, and by mutual agreement of the parties as to the reasonable estimation and calculation of each Lender's lost profits or damages as a result thereof.

8.4.3 The Applicable Premium shall be presumed to be liquidated damages sustained by each Lender as the result of the early termination, acceleration or repayment of the Loan arising out of the acceleration of the Loan, and each Obligor agrees that such Applicable Premium is reasonable in the circumstances currently existing. The Applicable Premium shall also be payable in the event the Loan or this Agreement is satisfied, released or discharged through foreclosure, whether by judicial proceeding, deed in lieu of foreclosure or by any other means. In this Agreement, the date of any acceleration of the Loan, the date of any settlement, satisfaction, release or discharge through foreclosure, as applicable, is referred to as the "Premium Effective Date".

8.4.4 If the Applicable Premium becomes due and payable pursuant to this Agreement (including as a result of any optional prepayment pursuant to Section 3.4), such Applicable Premium shall be deemed to be part of the Principal Amount and interest shall accrue on the outstanding Principal Amount (including the Applicable Premium) from and after the Premium Effective Date or the date on which such optional prepayment is due, as applicable. In the event the Applicable Premium is determined not to be due and payable by order of any court of competent jurisdiction, including by operation of any Bankruptcy Law, despite the occurrence of the applicable Event of Default, such Applicable Premium shall nonetheless constitute a Secured Obligation for all purposes hereunder.

8.4.5 Each Obligor hereby waives the provisions of any present or future statute or law that prohibits or may prohibit the collection of the Applicable Premium and any defence to payment, whether such defence may be based in public policy, ambiguity, or otherwise. The Obligors, the Agent and the Lenders acknowledge and agree that any Applicable Premium due and payable in accordance with this Agreement shall not constitute unmatured interest. Each Obligor further acknowledges and agrees, and waives any argument to the contrary, that payment of the Applicable Premium does not constitute a penalty or an otherwise unenforceable or invalid obligation. Each Obligor expressly agrees that (i) the Applicable Premium is reasonable and is the product of an arm's-length transaction between sophisticated business people, ably represented by counsel, (ii) the Applicable Premium shall be payable notwithstanding the then prevailing market rates at the time payment is made, (iii) there has been a course of conduct between the Lenders and the Obligors giving specific consideration in this transaction for such agreement to pay the Applicable Premium, (iv) the Obligors shall be estopped hereafter from claiming differently than as agreed to in this Section 8.4, (v) their agreement to pay the Applicable Premium is a material inducement to the Lenders to make the Loan, and (vi) the Applicable Premium represents a good faith, reasonable estimate and calculation of the lost profits, losses or other damages of the Lenders and that it would be impractical and extremely difficult to ascertain the actual amount of damages to the Lenders or profits lost by the Lenders as a result of such event.

ARTICLE 9
AGENCY PROVISIONS

9.1 Authorization of Agent

Each of the Lenders hereby irrevocably designates and appoints Oaktree Fund Administration, LLC as the Agent to act on its behalf as the administrative agent and collateral agent hereunder and under the other Loan Documents and hereby irrevocably authorizes the Agent to take such actions on its behalf and to exercise such powers and perform such duties as are expressly delegated to the Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The Agent agrees to act as such on the express conditions contained in this Article 9.

9.2 [Reserved]

9.3 Exculpatory Provisions

9.3.1 Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Loan Document, the Agent shall not have any duties or obligations except those expressly specified herein. Without limiting the generality of the foregoing, the Agent:

(a) shall not have, be subject to, or be deemed to have or be subject to any fiduciary relationship with any Lender, regardless of whether a Default has occurred and is continuing, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Agent (and without limiting the generality of the foregoing sentence, the use of the term "agent" in this Agreement with reference to the Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any Applicable Law; instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties); and

(b) as expressly otherwise provided in this Agreement (including any required consent or direction from the Required Lenders or such other number or percentage of the Lenders as shall be expressly provided for in this Agreement), shall have and may use its sole discretion with respect to exercising or refraining from exercising any discretionary rights and powers or taking or refraining from taking any actions which the Agent is expressly entitled to take or assert under this Agreement and the other Loan Documents, including the exercise of remedies pursuant to Section 8.2, and any action so taken or not taken shall be deemed consented to by the Lenders.

9.3.2 Neither the Agent nor any of its Related Parties shall be liable for any action taken or not taken by any of them under or in connection with this Agreement, except for its own gross negligence, bad faith or wilful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision). The Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Agent shall have received written notice from the Borrower or a Lender referring to this Agreement, describing such Default or Event of Default and stating that such notice is a "notice of default". The Agent will notify the Lenders of its receipt of any such notice. The Agent shall take such action with respect to such Default or Event of Default as may be requested by the Required Lenders in accordance with Article 8.

9.3.3 Neither the Agent nor any of its Related Parties shall be responsible in any manner to any of the Lenders for or have any duty to ascertain or inquire into (i) any recital, statement, warranty or representation made by any Obligor, or any officer thereof, contained in this Agreement or any other Loan Document, (ii) the contents of any certificate, report, statement or other document referred to or provided for in, or received by the Agent in connection with, this Agreement or any other Loan Document (or to inspect the properties, books or records of any Obligor or any of their Subsidiaries or Affiliates), (iii) the performance or observance of any of the covenants, agreements or other terms or conditions herein or therein (or the failure of any Obligor or any other party to any Loan Document to perform its obligations hereunder or thereunder) or the occurrence of any Default, (iv) the validity, enforceability, effectiveness, genuineness or sufficiency of this Agreement, any other Loan Document or any other agreement, instrument or document, (v) the perfection or priority of any Lien or security interest created or purported to be created under the Security Documents, or (vi) the satisfaction of any condition specified in this Agreement, other than to confirm receipt of items expressly required to be delivered to the Agent.

9.4 Reliance by Agent

The Agent shall be entitled to rely upon, and shall be fully protected in relying upon, any writing, resolution, notice, request, certificate, consent, affidavit, statement, letter, instrument, telegram, facsimile, telex or telephone message or other document or conversation (including any electronic message, Internet or intranet posting or other distribution) believed by it to be genuine and correct and to have been signed, sent or made by the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to any Obligor), independent accountants and other experts selected by the Agent. The Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Loan Document in accordance with a request or consent of the Required Lenders (or all Lenders or all affected Lenders, as applicable) and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Lenders.

9.5 Delegation of Duties

The Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents, employees or attorneys-in-fact appointed by the Agent and shall be entitled to advice of counsel concerning all matters pertaining to such duties. The Agent and any such sub-agent, employee or attorney-in-fact may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The provisions of this Article and other provisions of this Agreement for the benefit of the Agent shall apply to any such sub-agent, employee or attorney-in-fact and to the Related Parties of the Agent and any such sub-agent, employee or attorney-in-fact, and shall apply to their respective activities in connection with the syndication of the Loan as well as activities as Agent. The Agent shall not be responsible for the negligence or misconduct of any agent, employee or attorney-in-fact that it selects as long as such selection was made without gross negligence, bad faith or willful misconduct.

9.6 Restrictions on Actions by Lenders; Sharing of Payments

9.6.1 Each of the Lenders agrees that it shall not, without the express consent of the Required Lenders, and that it shall, to the extent it is lawfully and contractually entitled to do so, upon the request of the Required Lenders, set off against the Secured Obligations, any amounts owing by such Lender to any Obligor or any accounts of any Obligor now or hereafter maintained with such Lender. Each of the Lenders further agrees that it shall not, unless specifically requested to do so by the Agent, take or cause to be taken any action to enforce its rights under this Agreement or against any Obligor, including the commencement of any legal or equitable proceedings, to foreclose any Lien on, or otherwise enforce any security interest in, any of the applicable Collateral.

9.6.2 Except as may be expressly permitted by this Agreement, if at any time or times any Lender shall receive (i) by payment, foreclosure, setoff or otherwise, any proceeds of Collateral or any payments with respect to the Secured Obligations of any Obligor to such Lender arising under, or relating to, this Agreement or the other Loan Documents, except for any such proceeds or payments received by such Lender from the Agent pursuant to the terms of this Agreement or to which such Lender is otherwise entitled to receive directly pursuant to the terms of this Agreement, or (ii) payments from the Agent in excess of such Lender's ratable portion of all such distributions by the Agent, such Lender shall promptly (A) turn the same over to the Agent, in kind, and with such endorsements as may be required to negotiate the same to the Agent, or in same day funds, as applicable, for the account of all of the Lenders and for application to the Secured Obligations in accordance with the applicable provisions of this Agreement, or (B) purchase, without recourse or warranty, an undivided interest and participation in the Secured Obligations owed to the other Lenders so that such excess payment received shall be applied ratably as among the Lenders in accordance with their Pro Rata Share; provided, however, that (A) if all or part of such excess payment received by the purchasing party is thereafter recovered from it, those purchases of participations shall be rescinded in whole or in part, as applicable, and the applicable portion of the purchase price paid therefor shall be returned to such purchasing party, but without interest except to the extent that such purchasing party is required to pay interest in connection with the recovery of the excess payment and (B) the provisions of this paragraph shall not be construed to apply to (x) any payment made by the Borrower or any other Obligor pursuant to and in accordance with the express terms of this Agreement and the other Loan Documents or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its rights and/or obligations under this Agreement (including all or a portion of its Pro Rata Share) to any eligible assignee or Participant.

9.7 Administration of the Loan

9.7.1 Except as otherwise specifically set forth in this Agreement, no amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent with respect to any departure by the Borrower or other Obligor therefrom, shall be effective unless the same shall be in writing and signed by the Required Lenders (with a fully executed copy thereof delivered to the Agent) (or by the Agent with the consent of the Required Lenders) and the Obligors party thereto (except in the case of a consent with respect to any departure by the Borrower or other Obligor from any Loan Document, which does not require the signature of any Obligor) and then any such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

9.7.2 Notwithstanding the foregoing, no such waiver, amendment, or consent shall be effective with respect to the following, unless consented to in writing by all Lenders (or the Agent with the consent of all Lenders):

(a) release or subordinate any portion of the Security or subordinate the Secured Obligations in right of payment, in each case except as provided for in the Intercreditor Agreement as in effect on the Closing Date or as contemplated by Section 9.13 as in effect on the Closing Date, amend Section 9.13.1 and the defined terms used therein as in effect on the Closing Date, or amend, waive or otherwise modify any Loan Document that would have the effect of subordinating any portion of the Security or subordinating the Secured Obligations;

(b) amend the definition of "Required Lenders", this Section 9.7.2 or Section 9.7.3; or

(c) amend any provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder.

9.7.3 Notwithstanding the foregoing, no such waiver, amendment, or consent shall be effective with respect to the following, unless consented to in writing by all affected Lenders (or the Agent with the consent of all affected Lenders):

(a) increase or extend any Pro Rata Share or the Loan;

(b) postpone or delay any date fixed by this Agreement or any other Loan Document for any (i) scheduled payment of principal, interest or fees or (ii) payment of other amounts due to the Lenders (or any of them) hereunder or under any other Loan Document;

(c) reduce or forgive the principal of, or the rate of interest specified herein on the Loan, or any fees or other amounts payable hereunder or under any other Loan Document;

(d) impose any greater restrictions on the ability of a Lender to assign any of its rights or obligations hereunder;

(e) amend, waive or otherwise modify the definition of "Pro Rata Share" or Sections 9.6, 9.11 or 9.20 (or any similar provisions) in a manner that would alter the pro rata sharing of payments or the order of payment required thereby;

(f) amend, waive or otherwise modify the definition of "Net Cash Proceeds" or Sections 3.5 or such that proceeds payable pursuant to such Section (or any similar provision) would not be offered on a pro rata basis to the Lenders as constituted immediately prior to such amendment;

(g) amend this Agreement to permit the purchase, repurchase or buyback of the Loan on a less than pro rata basis, including in the "open market" (it being understood that the foregoing shall not restrict the Obligors from consummating any purchase, repurchase, buyback or repayment of the Loan with any Lender in an amount and on such terms offered to all Lenders on a pro rata basis); or

(h) amend Sections 10.2 or 10.4.

It is understood that (i) a waiver of any condition precedent or the waiver of any Default, Event of Default or mandatory prepayment under this Agreement and the other Loan Documents (in each case, other than any payment default in respect of the Secured Obligations) shall not give rise to an all affected Lender vote pursuant to this Section 9.7.3; and (ii) no Lender's Pro Rata Share may be amended without the consent of that Lender.

9.7.4 Notwithstanding the foregoing, no such waiver, amendment, or consent shall be effective to increase the obligations or adversely affect the rights of the Agent without the consent of the Agent.

9.7.5 Notwithstanding the foregoing, (A) Appendix A hereto (Pro Rata Share as of Closing Date) may be amended from time to time by the Agent alone to reflect assignments of any Pro Rata Share in accordance herewith, and (B) if the Agent and the Borrower shall have jointly identified an obvious error or any error or omission of a technical or immaterial nature, in each case, in any provision of the Loan Documents, then the Agent and the Borrower shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Loan Document if the same is not objected to in writing by the Required Lenders within five (5) Business Days following receipt of notice thereof.

9.7.6 If, in connection with any proposed amendment, waiver or consent requiring the consent of all Lenders or all affected Lenders, the consent of Required Lenders is obtained, but the consent of other Lenders is not obtained (any such Lender whose consent is not obtained being referred to as a "Non-Consenting Lender"), then, at the Borrower's request (and if applicable, payment by the Borrower of any fees required by this Agreement), any other Lender (so long as such Lender is not a Non-Consenting Lender) or an eligible assignee shall have the right (but not the obligation), to purchase from the Non-Consenting Lenders, and the Non-Consenting Lenders agree that they shall sell, all of the Non-Consenting Lenders' interests, rights and obligations under the Loan Documents, in accordance with the procedures set forth in Section 10.2.3, as if each such Non-Consenting Lender is an assignor Lender thereunder.

9.7.7 For the purposes of the grant of security under the laws of the Province of Quebec which may now or in the future be required to be provided by any Obligor, the Agent is hereby irrevocably authorized and appointed by each of the Lenders hereto to act as hypothecary representative (within the meaning of Article 2692 of the Civil Code of Quebec) for all present and future Lenders (in such capacity, the "Hypothecary Representative") in order to hold any hypothec granted under the laws of the Province of Quebec and to exercise such rights and duties as are conferred upon the Hypothecary Representative under the relevant deed of hypothec and Applicable Laws (with the power to delegate any such rights or duties). The execution prior to the date hereof by the Agent in its capacity as the Hypothecary Representative of any deed of hypothec or other Security Documents made pursuant to the laws of the Province of Quebec, is hereby ratified and confirmed. Any Person who becomes a Lender or successor Agent shall be deemed to have consented to and ratified the foregoing appointment of the Agent as the Hypothecary Representative on behalf of all Lenders, including such Person and any Affiliate of such Person designated above as a Lender. For greater certainty, the Agent, acting as the Hypothecary Representative, shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favor of the Agent in this Agreement, which shall apply mutatis mutandis. In the event of the resignation of the Agent (which shall include its resignation as the Hypothecary Representative) and appointment of a successor Agent, such successor Agent shall also act as the Hypothecary Representative, as contemplated above.

9.8 Acknowledgements, Representations and Covenants of Lenders

9.8.1 Each Lender acknowledges that neither the Agent nor any of its Related Parties has made any representation or warranty to it, and that no act by the Agent hereinafter taken, including any review of the affairs of the Borrower and its Affiliates, shall be deemed to constitute any representation or warranty by the Agent or any of its Related Parties to any Lender. Each Lender acknowledges and represents to the Agent that it has, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own appraisal of, and investigation into, the business, prospects, operations, property, financial and other condition and creditworthiness of the Obligors and their Affiliates, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the Borrower. Each Lender also acknowledges and represents that it will, independently and without reliance upon the Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the Obligors and their Affiliates. Except for notices, reports and other documents expressly herein required to be furnished to the Lenders by the Agent, the Agent shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the Obligors or any of their Affiliates which may come into the possession of the Agent or any of its Related Parties.

9.8.2 Each Lender represents and warrants that it has the legal capacity to enter into this Agreement pursuant to its Constating Documents and any Applicable Law and has not violated its Constating Documents or any Applicable Law by so doing.

9.8.3 Whether or not the transactions contemplated hereby are consummated, each Lender shall indemnify upon demand the Agent and its Related Parties and hold such Persons harmless (to the extent not reimbursed by or on behalf of the Borrower and without limiting the obligation of the Borrower to do so), rateably according to its Pro Rata Share from and against any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel (collectively, "Losses"), which may be incurred by or asserted against the Agent in any way relating to or arising out of the Loan Documents or the transactions therein contemplated; provided, however, that no Lender shall be liable for the payment to the Agent or its Related Parties of any portion of such Losses to the extent resulting from such Person's gross negligence, bad faith or wilful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision); provided, further, that any action taken by the Agent or any of its Related Parties at the request of the Required Lenders (or all Lenders or all affected Lenders, as applicable) shall not constitute gross negligence, bad faith or wilful misconduct. Without limitation of the foregoing, each Lender shall ratably reimburse the Agent upon demand for its share of any costs or out-of-pocket expenses (including the fees, charges and disbursements of counsel) incurred by the Agent in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Loan Document, or any document contemplated by or referred to herein, to the extent that the Agent is not reimbursed for such expenses by or on behalf of the Borrower. The undertaking in this Section 9.8.3 shall survive payment of all Secured Obligations hereunder and the resignation or replacement of the Agent.

9.9 Relation among Lenders

9.9.1 The Lenders are not partners or co-venturers, and no Lender shall be liable for the acts or omissions of, or (except as otherwise set forth herein in the case of the Agent) authorized to act for, any other Lender.

9.10 Successor Agent

9.10.1 The Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Borrower (not to be unreasonably withheld or delayed) unless a Default has occurred and is continuing, to appoint a successor, which shall be a Lender having an office in Canada or the United States or an Affiliate of any such Lender with an office in Canada or the United States. The Agent may also be removed at any time by the Required Lenders upon 30 days' notice to the Agent and the Borrower as long as the Required Lenders, in consultation with the Borrower, appoint and obtain the acceptance of a successor within such 30 days, which shall be a Lender having an office in Canada or the United States or an Affiliate of any such Lender with an office in Canada or the United States.

9.10.2 If no such successor has been so appointed by the Required Lenders and has accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may appoint (without the need for the consent of the Borrower) a successor Agent meeting the qualifications specified in the immediately preceding paragraph, provided that if the Agent notifies the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that the retiring Agent shall continue to hold the Security held by the Agent on behalf of the Lenders until such time as a successor Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent as provided for in the preceding paragraph.

9.10.3 Upon a successor's appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the former Agent, and the former Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided in the preceding paragraph). The fees payable by the Borrower to a successor Agent shall be as agreed between the Borrower and such successor. After the termination of the service of the former Agent, the provisions of this Article 9 and of Section 11.8 shall continue in effect for the benefit of the former Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the former Agent was acting as Agent.

9.11 Application of Payments

Except as otherwise expressly provided herein, principal and interest payments, including any prepayments made pursuant to Sections 3.4, 3.5 or 3.6, shall be apportioned ratably among the Lenders to which such payment is owed (according to each Lender's Pro Rata Share of the Loan) and payments of the fees shall, as applicable, be apportioned ratably (or other applicable share as provided herein) among the Lenders to which such payment is owed, except for fees payable solely to the Agent. If the Agent receives funds for application to the Secured Obligations of the Obligors under or in respect of the Loan Documents under circumstances for which the Loan Documents do not specify the manner in which such funds are to be applied, the Agent may, but shall not be obligated to, elect to distribute such funds to each of the Lenders in accordance with such Lender's Pro Rata Share of the outstanding Loan at such time, in repayment or prepayment of such of the outstanding Loan or other Secured Obligations then owing to such Lender.

9.12 Payments by Agent to Lenders

9.12.1 All payments to be made by the Agent to the applicable Lenders shall be made by bank wire transfer or internal transfer of immediately available funds to each such Lender pursuant to wire transfer instructions delivered in writing to the Agent on or prior to the Closing Date (or if such Lender is an eligible assignee, the effective date of the applicable Assignment and Assumption), or pursuant to such other wire transfer instructions as each party may designate for itself by written notice to the Agent. Concurrently with each such payment, the Agent shall identify whether such payment (or any portion thereof) represents principal, interest or fees on the Loan or otherwise. Unless the Agent receives notice from the Borrower prior to the date on which any payment is due to the Lenders that the Borrower will not make such payment in full as and when required, the Agent may assume that the Borrower have made such payment in full to the Agent on such date in immediately available funds and the Agent may (but shall not be so required), in reliance upon such assumption, distribute to each such Lender on such due date an amount equal to the amount then due such Lender. If and to the extent the Borrower has not made such payment in full to the Agent, each applicable Lender shall repay to the Agent on demand such amount distributed to such Lender, together with interest thereon at the Federal Funds Rate for each day from the date such amount is distributed to such Lender until the date repaid.

9.13 Collateral Matters

9.13.1 The Lenders hereby irrevocably authorize the Agent (and if applicable, any subagent appointed by the Agent under Section 9.5 or otherwise) to release its Liens on the Collateral, and the Agent's Liens upon any Collateral shall be automatically released upon the occurrence of any of the following events: (i) indefeasible payment and performance in full of all Secured Obligations (other than unasserted contingent indemnification obligations) under this Agreement and the other Loan Documents; or (ii) upon a disposition of Property completed in accordance with the provisions of this Agreement; or (iii) if any such Collateral constitutes Property in which the Obligors owned no interest at the time the Lien was granted or at any time thereafter; or (iv) if any such Collateral constitutes Property leased to an Obligor under a lease which has expired or been terminated in a transaction permitted under this Agreement; or (v) to the extent the Property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its Guarantee of the Secured Obligations (in accordance with the terms of such Guarantee); or (vi) as required by the Agent to effect any sale, transfer or other disposition of Collateral in connection with any exercise of remedies of the Agent pursuant to the Security Documents; or (vii) solely in connection with a bona fide disposition of Property to an unaffiliated third party not otherwise contemplated in this Agreement, if the Required Lenders (and, if there is only one (1) Required Lender, at least two (2) Lenders (including the Required Lender)) consent to the Collateral being released. Upon request by the Agent or the Borrower at any time, subject to the Borrower having certified to the Agent that the Asset Disposition is made in compliance with the terms of this Agreement and for a bona fide business purpose (which the Agent may rely conclusively on any such certificate, without further inquiry), the Lenders will confirm in writing the Agent's authority to release any applicable Agent's Liens upon particular types or items of Collateral pursuant to this Section 9.13.1.  In addition, the Lenders hereby irrevocably authorize (w) the Agent to subordinate any Lien on any property granted to or held by the Agent under any Loan Document to the holder of any Lien securing First Lien Obligations, (x) the Agent to release automatically any Guarantor from its Guarantee of the Secured Obligations if such Person ceases to be a Recourse Subsidiary as a result of a transaction permitted under this Agreement or such Person otherwise becomes a Non-Recourse Subsidiary, in each case, solely to the extent (1) such Subsidiary ceasing to constitute a Recourse Subsidiary or otherwise becoming a Non-Recourse Subsidiary is permitted by this Agreement (2) no Default or Event of Default has occurred or is continuing or would result therefrom and (y) so long as no Default or Event of Default has occurred and is continuing or would result therefrom, then, to the extent that the Agent obtains possession of any Collateral by operation of Section 9.14 of this Agreement that constitutes Collateral that Obligors are not required to deliver to Agent at such time pursuant to the terms hereof, the Security Documents or any other contractual arrangement with any Obligor, following the written request by Borrower, Agent shall (to the extent permitted by Applicable Law or legal process) deliver such Collateral in accordance with the terms of the Intercreditor Agreement or, if the Intercreditor Agreement is not then in effect, to the applicable Obligor. Upon request by the Agent at any time, the Required Lenders will confirm in writing the Agent's authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its Guarantee of the Secured Obligations pursuant to this Section 9.13.1.

9.13.2 Upon receipt by the Agent of any authorization required pursuant to Section 9.13.1 from the Lenders of the Agent's authority to release or subordinate the Agent's Liens upon particular types or items of Collateral, or to release any Guarantor from its Guarantee of the Secured Obligations, and upon at least three (3) Business Days' prior written request by the Borrower, the Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Agent's Liens upon such Collateral or to subordinate its interest therein, or to release such Guarantor from its Guarantee of the Secured Obligations; provided, however, that (i) the Agent shall not be required to execute any such document on terms which, in the Agent's opinion, would expose the Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Secured Obligations or any Liens (other than those expressly being released) upon (or obligations of the Obligors in respect of) all interests retained by the Obligors, including the proceeds of any sale, all of which shall continue to constitute part of such Collateral.

9.13.3 The Agent shall have no obligation whatsoever to any of the Lenders to assure that the Collateral exists or is owned by the Obligors or is cared for, protected or insured or has been encumbered, or that the Agent's Liens have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise at all or in any particular manner or under any duty of care, disclosure or fidelity, or to continue exercising, any of the rights, authorities and powers granted or available to the Agent pursuant to any of the Loan Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Agent may act with the consent or at the direction of the Required Lenders and that the Agent shall have no other duty or liability whatsoever to any Lender as to any of the foregoing.

9.14 Agency for Perfection

Each Lender hereby appoints each other Lender as agent for the purpose of perfecting the Lenders' security interest in assets which, in accordance with the Personal Property Security Act (Ontario) or under other Applicable Law, as applicable may be perfected by possession. Should any Lender (other than the Agent) obtain possession of any such Collateral, such Lender shall notify the Agent thereof and, promptly upon the Agent's request therefor, shall deliver such Collateral to the Agent or in accordance with the Agent's instructions.

9.15 Intercreditor Agreements

The Agent is hereby authorized to enter into the Intercreditor Agreement and any other usual and customary intercreditor or subordination agreements or arrangements approved in writing by the Required Lenders (for purposes of this Section 9.15, the "ICAs") to the extent contemplated by the terms hereof, and the parties hereto acknowledge that each such ICA is binding upon them. Each Lender (a) hereby agrees that it will be bound by and will take no actions contrary to the provisions of each ICA at any time existing and (b) hereby authorizes and instructs the Agent to enter into the ICAs and to subject the Liens on the Collateral securing the Secured Obligations to the provisions thereof, as the case may be. In addition, but in conformance with the terms hereof, each Lender hereby authorizes the Agent to enter into (i) any amendments to the ICAs and (ii) any other intercreditor arrangements, in the case of clauses (i) and (ii) to the extent approved in writing by the Required Lenders and required to give effect to the establishment of intercreditor rights and privileges as contemplated and required by Section 7.4.5 of this Agreement. Each Lender waives any conflict of interest, now contemplated or arising hereafter, in connection therewith and agrees not to assert against the Agent or any of its Affiliates any claims, causes of action, damages or liabilities of whatever kind or nature relating thereto. Each Lender hereby acknowledges and agrees that the provisions of Section 9.4 of this Agreement shall apply with equal effect to any such ICA.

9.16 Concerning the Collateral and the Related Loan Documents

Each Lender authorizes and directs the Agent to enter into the other Loan Documents for the ratable benefit and obligation of the Agent and the Lenders. Each Lender agrees that any action taken by the Agent or the Required Lenders, as applicable, in accordance with the terms of this Agreement or the other Loan Documents, and the exercise by the Agent or the Required Lenders, as applicable, of their respective powers set forth therein or herein, together with such other powers that are reasonably incidental thereto, shall be binding upon all of the Lenders. The Lenders acknowledge that the Loan, and all interest, fees and expenses hereunder constitute one Indebtedness, secured equally by all of the applicable Collateral.

9.17 Withholding Taxes

To the extent required by Applicable Law, the Agent may deduct or withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Each Lender shall severally indemnify the Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that an Obligor has not already indemnified the Agent for such Indemnified Taxes and without limiting the obligation of any Obligor to do so), and (ii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Agent to set-off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due the Agent under this Section 9.17.  The agreements in this Section 9.17 shall survive the resignation and/or replacement of the Agent, any assignment of rights by, or the replacement of, a Lender, the termination of this Agreement and the repayment, satisfaction or discharge of all other obligations. For the avoidance of doubt, this Section 9.17 shall not limit or expand the obligations of the Borrower or any Guarantor under Section 11.10 or any other provision of this Agreement.

9.18 Certain ERISA Matters

9.18.1 Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Obligor, that at least one of the following is and will be true:

(a) such Lender is not using "plan assets" (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loan or its Pro Rata Share;

(b) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender's entrance into, participation in, administration of and performance of the Loan, its Pro Rata Share and this Agreement;

(c) (A) such Lender is an investment fund managed by a "Qualified Professional Asset Manager" (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loan, its Pro Rata Share and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loan, its Pro Rata Share and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender's entrance into, participation in, administration of and performance of the Loan, its Pro Rata Share and this Agreement; or

(d) such other representation, warranty and covenant as may be agreed in writing between the Agent, in its sole discretion, and such Lender.

9.18.2 In addition, unless Section 9.18.1(a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Agent and its Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Obligor, that:

(a) none of the Agent or any of its Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Agent under this Agreement, any Loan Document or any documents related to hereto or thereto);

(b) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loan, its Pro Rata Share and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50,000,000, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E);

(c) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loan, its Pro Rata Share and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Secured Obligations);

(d) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loan, its Pro Rata Share and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loan, its Pro Rata Share and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder; and

(e) no fee or other compensation is being paid directly to the Agent or its Affiliates for investment advice (as opposed to other services) in connection with the Loan, its Pro Rata Share or this Agreement.

9.18.3 The Agent hereby informs the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loan, its Pro Rata Share and this Agreement, (ii) may recognize a gain if it extended the Loan or its Pro Rata Share for an amount less than the amount being paid for an interest in the Loan or its Pro Rata Share by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker's acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

9.19 Erroneous Payments

9.19.1 Each Lender (and each Participant of any of the foregoing, by its acceptance of a Participation) hereby acknowledges and agrees that if the Agent notifies such Lender that the Agent has determined in its sole discretion that any funds (or any portion thereof) received by such Lender (any of the foregoing, a "Recipient") from the Agent (or any of its Affiliates) were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Recipient (whether or not known to such Recipient) (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a "Payment") and demands the return of such Payment, such Recipient shall promptly, but in no event later than one (1) Business Day thereafter, return to the Agent the amount of any such Payment as to which such a demand was made. A notice of the Agent to any Recipient under this Section shall be conclusive, absent manifest error.

9.19.2 Without limitation of Section 9.19.1 above, each Recipient further acknowledges and agrees that if such Recipient receives a Payment from the Agent (or any of its Affiliates) (x) that is in an amount, or on a date different from the amount and/or date specified in a notice of payment sent by the Agent (or any of its Affiliates) with respect to such Payment (a "Payment Notice"), (y) that was not preceded or accompanied by a Payment Notice, or (z) that such Recipient otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part), in each case, it understands and agrees at the time of receipt of such Payment that an error has been made (and that it is deemed to have knowledge of such error) with respect to such Payment. Each Recipient agrees that, in each such case, it shall promptly notify the Agent of such occurrence and, upon demand from the Agent, it shall promptly, but in no event later than one (1) Business Day thereafter, return to the Agent the amount of any such Payment (or portion thereof) as to which such a demand was made.

9.19.3 Any Payment required to be returned by a Recipient under this Section 9.19 shall be made in same day funds in the currency so received, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Recipient to the date such amount is repaid to the Agent at the greater of the Federal Funds Rate and a rate determined by the Agent in accordance with banking industry rules on interbank compensation from time to time in effect. Each Recipient hereby agrees that it shall not assert and, to the fullest extent permitted by applicable law, hereby waives, any right to retain such Payment, and any claim, counterclaim, defence or right of set-off or recoupment or similar right to any demand by the Agent for the return of any Payment received, including without limitation any defence based on "discharge for value" or any similar doctrine.

9.19.4 The Borrower and each other Obligor hereby agrees that (x) in the event an erroneous Payment (or portion thereof) is not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrower or any other Obligor except, in each case, to the extent such erroneous Payment is, and with respect to the amount of such erroneous Payment that is, comprised of funds of the Borrower or any other Obligor.

9.19.5 Each party's obligations, agreements and waivers under this Section 9.19 shall survive the resignation or replacement of the Agent, any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Loan and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Loan Document.

9.20 Payments for Consent

The Lenders and the Borrower agree that the Borrower will not, and will not permit any of its Subsidiaries to, nor shall any Lender request that the Borrower or any of its Subsidiaries, directly or indirectly, pay or cause to be paid, given or granted any consideration to or for the benefit of any Lender for, in connection with, or as an inducement to any consent, waiver or amendment of any of the terms or provisions of this Agreement and the Loan Documents, including, for certainty, any payment-in-kind, exchange transaction or issuance of additional or replacement debt or equity securities or other obligations, unless in each such case such consideration is offered to be paid, given or granted, and is paid, given or granted on a pro rata basis to all Lenders that consent, waive or agree to amend on the terms, and in the time frame, set forth in the request for such consent, waiver or agreement to amend; and for certainty, the Lenders agree that the Borrower and the Agent shall be together solely entitled to determine the nature and terms of any such consideration that may be offered to be paid, given or granted pursuant hereto. For purposes of this Section 9.20, "consideration" shall include any and all monetary and non-monetary item of value, whether consisting of cash, debt, equity, securities, rights, derivatives, any other instruments or agreements for value paid, or caused to be paid, or given or granted by the Borrower or any of its Affiliates.

9.21 Provisions Operative Between Lenders and Agent Only

Except for the provisions of Sections 9.10, 9.13.1, 9.13.2, 9.19.4 and 9.20, the provisions of this Article are solely for the benefit of the Lenders and the Agent, and the Obligors shall not have any obligations or rights as third party beneficiaries of any of the provisions contained herein.

9.22 Purchase of First Lien Obligations

The Agent agrees that, in connection with any exercise of the option to purchase the First Lien Obligations pursuant to Section 2.11 of the Intercreditor Agreement (the "Purchase Option"), it shall provide prompt notice to each of the Lenders following delivery by the Agent of a Purchase Notice (as defined in the Intercreditor Agreement) to the First Lien Agent (as defined in the Intercreditor Agreement). Each Lender that delivers written notice to the Agent of its intention to participate in the Purchase Option (a "Participation Notice") during the period of five (5) Business Days immediately following the date on which such Lender received a Purchase Notice (the "Notice Period") shall be entitled to participate in the Purchase Option as a Purchasing Second Secured Lien Party (as defined in the Intercreditor Agreement), on a proportionate basis in accordance with its Pro Rata Share (with any remainder of the purchase price owing for the exercise of the Purchase Option allocated to the Agent). Each Lender that does not deliver a Participation Notice to the Agent during the Notice Period (a "Non-Participating Lender") shall not be entitled to participate in the Purchase Option and each Purchasing Second Secured Lien Party that does not pay in full its pro rata share of the purchase price payable on the Purchase Date (as defined in the Intercreditor Agreement) in accordance with the terms of the Purchase Option shall cease to be entitled to participate in the Purchase Option and shall be deemed thereafter to be a Non-Participating Lender. The Agent shall deliver to each Purchasing Second Secured Lien Party written notice of the Purchase Date, not less than two (2) Business Days after such date is determined. Each Purchasing Second Secured Lien Party confirms that the Agent shall have the sole and unfettered discretion to negotiate the consideration payable for, and all other terms relating to the purchase of, the First Lien Obligations. No Non-Participating Lender shall be entitled to participate in any manner in any rights or benefits resulting from the exercise of the Purchase Option, including without limitation, any right to receive any proceeds as a first lien lender arising from any enforcement action or liquidation or insolvency proceedings in respect of the First Lien Obligations. The Lenders agree that the Agent does not require any consent from the Lenders in connection with the exercise of the Purchase Option.

ARTICLE 10
ADDITIONAL LENDERS, SUCCESSORS AND ASSIGNS

10.1 Successors and Assigns

The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Agent and each other Lender, and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of Section 10.2, or (ii) by way of participation in accordance with the provisions of Section 10.4, (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, sub-agents contemplated hereby, Participants to the extent provided in Section 10.4 and, to the extent expressly contemplated hereby, the Related Parties of each of the Agent, any sub-agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

10.2 Assignments by Lenders

10.2.1 No Lender may assign its rights and obligations at any time, other than (i) to an Affiliate, (ii) to any Person if an Event of Default has occurred and is continuing, (iii) to any Person with the prior written consent of the Borrower, not to be unreasonably withheld, conditioned or delayed, or (iv) at any time after November 15, 2024, in accordance with Section 10.2.2.

10.2.2 A Lender may, at any time and from time to time, as applicable, provide written notice to the Borrower (a "Potential Assignment Notice") identifying the principal amount of the Loan such Lender proposes to assign (such assigned portion of the Loan, the "Assigned Loan"), and the Borrower shall then have the right to purchase, refinance or repay the Assigned Loan at par, without premium or penalty, within sixty (60) days from receipt of the Potential Assignment Notice from such Lender (the "Borrower Purchase Period"). If the Borrower does not complete the purchase, refinancing or repayment of the Assigned Loan prior to the expiry of the Borrower Purchase Period (subject to any extension of the Borrower Purchase Period requested by the Borrower and agreed by such Lender, in its reasonable discretion), then, such Lender shall be entitled, but not obligated, for a period of one hundred and twenty (120) days following expiry of the Borrower Purchase Period (or such extended period as reasonably agreed by such Lender), to assign the Assigned Loan to any Person that is not a Disqualified Assignee on such terms as are agreed upon by such Lender and such assignee without any further notice to, or consent or other action by, the Borrower, other than delivery to the Borrower of an Assignment and Assumption Agreement, substantially the form of Exhibit 2, duly completed and executed by such assignee and such Lender. For certainty, if the Borrower does not complete the purchase, refinancing or repayment of the Assigned Loan prior to the expiry of the Borrower Purchase Period, such non-completion shall not constitute a Default under this Agreement or result in any obligation to pay any damages to such Lender notwithstanding anything else to the contrary herein.

10.2.3 With respect to each permitted assignment hereunder:

(a) such assignment shall be an assignment of the Principal Amount owing to such assigning Lender, unless the Agent and, so long as no Event of Default has occurred and is continuing, the Borrower, each consent to a lesser amount (each such consent not to be unreasonably withheld, conditioned or delayed);

(b) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under this Agreement; and

(c) the parties to each assignment shall execute and deliver to the Agent an Assignment and Assumption, with a copy to the Borrower.

10.2.4 Subject to compliance with the foregoing Sections 10.2.1, 10.2.2 and 10.2.3, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement and the other Loan Documents, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption of all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 11.8 and 11.10, and shall continue to be liable for any breach of this Agreement by such Lender, in each case with respect to facts and circumstances occurring before the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.4. Any payment by an assignee to an assigning Lender in connection with an assignment or transfer shall not be or be deemed to be a repayment by the Borrower or a new loan to the Borrower.

10.3 Register

10.3.1 The Agent shall maintain a register (each, a "Register"), which shall include a master account and a subsidiary account for each applicable Lender and in which accounts (taken together) shall be recorded (i) the date and amount of each Loan made hereunder, and any Interest Period applicable thereto, (ii) the effective date and amount of each Assignment and Assumption delivered to and accepted by it and the parties thereto, (iii) the amount of any principal or stated interest due and payable or to become due and payable from the Borrower to each Lender hereunder, and (iv) the amount of any sum received by the Agent from the Borrower or any other Obligor and each Lender's ratable share thereof. Each Register shall be available for inspection by the Borrower or any applicable Lender (with respect to its Pro Rata Share only) at the office of the Agent specified beside its signature to this Agreement, at any reasonable time and from time to time upon reasonable prior written notice. Any failure of the Agent to record in the applicable Register, or any error in doing so, shall not limit or otherwise affect the obligation of the Borrower hereunder (or under any Loan Document) to pay any amount owing with respect to the Secured Obligations or provide the basis for any claim against the Agent. The Loan is a registered obligation and the right, title and interest of any Lender and their assignees in and to the Loan as the case may be, shall be transferable only upon notation of such transfer in the applicable Register. Upon the request of any Lender, the Borrower shall execute and deliver to such Lender a promissory note payable to such Lender, in form and substance satisfactory to such Lender, acting reasonably (a "Note"), which shall evidence such Lender's Pro Rata Share in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, amount and maturity of its Pro Rata Share and payments with respect thereto. Solely for purposes of this Section 10.3.1, the Agent shall be the Borrower's agent for purposes of maintaining the applicable Register (but the Agent shall have no liability whatsoever to the Borrower or any other Person on account of any inaccuracies contained in the applicable Register). The Obligors and the Agent intend that the Loan will be treated as at all times maintained in "registered form" within the meaning of Sections 163(f), 871(h)(2) and 881(c)(2) of the Code and any related regulations (and any other relevant or successor provisions of the Code or such regulations).

10.3.2 In the event that any Lender sells participations in the Loan, its Pro Rata Share or other interest of such Lender hereunder or under any other Loan Document, such Lender, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain a Register on which it enters the name of all Participants in the Loans held by it and the principal amount (and related stated interest thereon) of the portion of the Loans or Pro Rata Share which are the subject of the participation (the "Participant Register"). A Loan or Pro Rata Share may be participated in whole or in part only by registration of such participation on the Participant Register (and each Note shall expressly so provide). Any participation of the Loan or a Pro Rata Share may be effected only by the registration of such participation on the Participant Register. No Lender shall have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any Participant or any information relating to a Participant's interest in any Pro Rata Share, the Loan or its other obligations under any Loan Document) except to the extent that such disclosure is necessary to establish that such Pro Rata Share, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations.

10.3.3 Each Register (including, without limitation, the Participant Register) shall be: (i) maintained by the Agent as a non-fiduciary agent of the Borrower; and (ii) conclusive absent manifest error.

10.4 Participations

10.4.1 Any Lender may at any time, with the consent of the Borrower (not to be unreasonably withheld or delayed) unless an Event of Default has occurred and is continuing, but otherwise without the consent of, or notice to, the Borrower or the Agent, sell participations to any Person (other than a natural person, a Subsidiary or any Affiliate of a Subsidiary) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Pro Rata Share) (each, a "Participation") provided that, for certainty, no participant shall have any direct rights or recourse under the Loan Documents, the Obligors shall not be required to indemnify or pay any additional amounts to any participant in excess of amounts otherwise payable to the applicable Lender, and the Obligors shall not be required to deal directly with any participant. However, (i) the Lender's obligations under this Agreement shall remain unchanged, (ii) the Lender shall remain solely responsible to the other parties hereto for the performance of its obligations and (iii) the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any payment by a Participant to a Lender in connection with a sale of a participation shall not be or be deemed to be a repayment by the Borrower or a new loan to the Borrower.

10.4.2 Subject to Section 10.4.3, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 11.9 and 11.10 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.2. To the extent permitted by Applicable Law, each Participant also shall be entitled to the benefits of Section 8.3 as though it were a Lender, provided such Participant agrees to be subject to Section 9.6 as though it were a Lender.

10.4.3 A Participant shall not be entitled to receive any greater payment under Section 11.9 or Section 11.10 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Sections 11.9 and 11.10 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with that Section as though it were a Lender.

ARTICLE 11
MISCELLANEOUS PROVISIONS

11.1 Severability, Etc.

If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

11.2 Amendment, Supplement or Waiver

Subject to Section 9.7, no amendment, supplement or waiver of any provision of any Loan Document, nor any consent to any departure by an Obligor therefrom, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders or the Required Lenders, as the case may be and the other parties to such Loan Document (except in the case of a consent with respect to any departure by an Obligor from any Loan Document, which does not require the signature of any Obligor) and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent Default or breach by an Obligor of any provision of any Loan Document or the rights resulting therefrom. No failure on the part of a Lender or the Agent to exercise, and no delay in exercising, any right under any of the Loan Documents shall operate as a waiver of such right; nor shall any single or partial exercise of any right under any of the Loan Documents preclude any other or further exercise of such right or the exercise of any other right. The closing of this transaction shall not prejudice any right of one party against any other party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

11.3 Governing Law

Each of the Loan Documents, except for those which expressly provide otherwise, shall be conclusively deemed to be a contract made under, and shall for all purposes be governed by and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in Ontario. The Borrower irrevocably and unconditionally submits, for itself and its Property, to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Obligor or its Property in the courts of any jurisdiction. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court of the Province of Ontario. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court. The Borrower irrevocably consents to the service of any and all process in any such action or proceeding to the Borrower at the address beside its signature to this Agreement. Nothing in this Section 11.3 limits the right of the Agent or any Lender to serve process in any other manner permitted by Applicable Law.

11.4 This Agreement to Govern

In the event of any conflict between the terms of this Agreement and the terms of any other Loan Document, the provisions of this Agreement shall govern to the extent necessary to remove the conflict.

11.5 Currency

All payments made hereunder shall be made in the currency in respect of which the obligation requiring such payment arose. Unless the context otherwise requires, all amounts expressed in this Agreement in terms of money shall refer to U.S. Dollars.

11.6 Liability of Lenders

Each of the Lenders agrees with each of the other Lenders that, except as otherwise expressly provided in this Agreement, none of the Lenders has or shall have any duty or obligation, or shall in any way be liable, to any of the other Lenders in respect of the Loan Documents or any action taken or omitted to be taken in connection with them.

11.7 Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of the applicable Resolution Authority.

11.8 Indemnity

11.8.1 The Borrower shall indemnify the Agent (and any sub-agent thereof), each Lender and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including the fees, charges and disbursements of any counsel for any Indemnitee, incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any Subsidiary arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance or non-performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation or non-consummation of the transactions contemplated hereby or thereby, (ii) any Loan or the use or proposed use of the proceeds therefrom, (iii) any actual or alleged presence or release, spill, leakage, emission, deposit, discharge, leaching, migration or disposition of any hazardous substance, pollutant, contaminant or toxic or dangerous waste, substance or material as defined in or regulated by any Applicable Law or Governmental Authority from time to time (including friable asbestos and poly-chlorinated biphenals) on or from any Property owned or operated by the Borrower or any Subsidiary, or any remedial action taken by the Agent or Lender with respect thereto or any breach of Applicable Law with respect thereto that is related in any way to the Borrower or any Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or a Subsidiary and regardless of whether any Indemnitee is a party thereto, provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and non-appealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

11.8.2 All amounts due under this Section 11.8 shall be payable promptly after demand therefor. A certificate of the Agent or a Lender setting forth the amount or amounts owing to the Agent, Lender or a sub-agent or Related Party, as the case may be, as specified in this Section, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error.

11.8.3 To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under Section 3.7 or Section 11.8.1 to be paid by it to the Agent (or any sub-agent thereof) or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender's rateable portion (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Agent (or any such sub-agent) in connection with such capacity.

11.8.4 Without limiting the foregoing, the Borrower shall pay to each Lender on demand any amounts required to compensate such Lender for any loss suffered or incurred by it as a result of (i) any payment being made, any conversion, or any assignment as a result of a request by the Borrower pursuant to 11.11.2 in respect of a Loan, other than on the maturity or expiration or on the last day of an Interest Period applicable to it, or (ii) the failure of the Borrower to effect a Loan in the manner and at the time specified in this Agreement or to make a prepayment in the manner and at the time specified in any notice given by it with respect thereto.

11.8.5 To the extent required by law to give full effect to the rights of the Indemnitees under this Section 11.8, the parties hereto agree and acknowledge that the Agent and each Lender is acting as agent for its respective Related Parties and agrees to hold and enforce such rights on behalf of such Related Parties as they may direct. The Borrower acknowledges that neither its obligation to indemnify nor any actual indemnification by it of the Lenders, the Agent or any other Indemnitee in respect of such Person's losses for legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

11.9 Increased Costs

11.9.1 If any Change in Law shall:

(a) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender;

(b) subject any Lender to any Tax of any kind whatsoever with respect to this Agreement, any Loan made by it, or change the basis of taxation of payments to such Lender in respect thereof, except for Indemnified Taxes or Other Taxes covered by Section 11.10 and the imposition, or any change in the rate, of any Excluded Tax payable by such Lender; or

(c) impose on any Lender or any applicable interbank market any other condition, cost or expense affecting this Agreement, Loans made by such Lender;

and the result of any of the foregoing shall be to increase the cost to such Lender of making, converting to, continuing, maintaining or issuing in any Loan (or of maintaining its obligation to make or issue in any such Loan), or to reduce the amount of any sum received or receivable by such Lender hereunder (whether of principal, interest or any other amount), then upon request of such Lender the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender for such additional costs incurred or reduction suffered.

11.9.2 If any Lender determines that any Change in Law affecting such Lender or any lending office of such Lender or such Lender's holding company, if any, regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender's capital or on the capital of such Lender's holding company, if any, as a consequence of this Agreement, the Loans made or issued by such Lender or the Loans made or issued in, by such Lender, to a level below that which such Lender or its holding company could have achieved but for such Change in Law (taking into consideration such Lender's policies and the policies of its holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender such additional amount or amounts as will compensate such Lender or its holding company for any such reduction suffered.

11.9.3 A certificate of a Lender setting forth the amount or amounts necessary to compensate such Lender or its holding company, as the case may be, as specified in Section 11.9.1 or Section 11.9.2, including reasonable detail of the basis of calculation of the amount or amounts, and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.

11.9.4 Failure or delay on the part of any Lender to demand compensation pursuant to this Section 11.9 shall not constitute a waiver of such Lender's right to demand such compensation, except that the Borrower shall not be required to compensate a Lender pursuant to this Section 11.9 for any increased costs incurred or reductions suffered more than 9 months prior to the date that such Lender notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's intention to claim compensation therefor, unless the Change in Law giving rise to such increased costs or reductions is retroactive, in which case the nine-month period referred to above shall be extended to include the period of retroactive effect thereof.

11.10 Taxes

11.10.1 If the Borrower, the Agent or any Lender is required by Applicable Law to deduct or pay any Indemnified Taxes (including any Other Taxes) in respect of any payment by or on account of any obligation of the Borrower hereunder or under any other Loan Document, then (i) the sum payable shall be increased by the Borrower when payable as necessary so that after making or allowing for all required deductions and payments (including deductions and payments applicable to additional sums payable under this Section) the Agent or Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or payments been required, (ii) the Borrower shall make any such deductions required to be made by it under Applicable Law and (iii) the Borrower shall timely pay the full amount required to be deducted to the relevant Governmental Authority in accordance with Applicable Law.

11.10.2 Without limiting the provisions of the immediately preceding paragraph, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with Applicable Law.

11.10.3 The Borrower shall indemnify the Agent and each Lender, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Agent or such Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Agent), or by the Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

11.10.4 As soon as practicable after any payment of Indemnified Taxes or Other Taxes by the Borrower to a Governmental Authority, the Borrower shall deliver to the Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Agent.

11.10.5 Any Foreign Lender that is entitled to an exemption from or reduction of withholding tax under the law of the jurisdiction in which the Borrower is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall, at the request of the Borrower, deliver to the Borrower (with a copy to the Agent), at the time or times prescribed by Applicable Law or reasonably requested by the Borrower or the Agent, such properly completed and executed documentation prescribed by Applicable Law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, (a) any Lender, if requested by the Borrower or the Agent, shall deliver such other documentation prescribed by Applicable Law or reasonably requested by the Borrower or the Agent as will enable the Borrower or the Agent to determine whether or not such Lender is subject to withholding or information reporting requirements, and (b) any Lender that ceases to be, or to be deemed to be, resident in Canada for purposes of Part XIII of the Income Tax Act (Canada) or any successor provision thereto shall within five (5) days thereof notify the Borrower and the Agent in writing.

11.10.6 If the Agent or a Lender determines, in its sole discretion, that it has received a refund of any Taxes or Other Taxes as to which it has been indemnified by the Borrower or with respect to which the Borrower has paid additional amounts pursuant to this Section or that, because of the payment of such Taxes or Other Taxes, it has benefited from a reduction in Excluded Taxes otherwise payable by it, it shall pay to the Borrower an amount equal to such refund or reduction (but only to the extent of indemnity payments made, or additional amounts paid, by the Borrower under this Section with respect to the Taxes or Other Taxes giving rise to such refund or reduction), net of all out-of-pocket expenses of the Agent or such Lender, as the case may be, and without interest (other than any net after-Tax interest paid by the relevant Governmental Authority with respect to such refund). The Borrower, upon the request of the Agent or such Lender, agrees to repay the amount paid over to the Borrower (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Agent or such Lender if the Agent or such Lender is required to repay such refund or reduction to such Governmental Authority. This paragraph shall not be construed to require the Agent or any Lender to make available its tax returns (or any other information relating to its Taxes that it deems confidential) to the Borrower or any other Person, to arrange its affairs in any particular manner or to claim any available refund or reduction.

11.11 Mitigation Obligations; Replacement of Lenders

11.11.1 If any Lender requires the Borrower to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.9 or Section 11.10, then such Lender shall (at the request of the Borrower) use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Sections 11.9 or Section 11.10 in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment unless the Borrower has repaid or replaced such Lender in accordance with Section 11.11.2.

11.11.2 If the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 11.9 or Section 11.10, and such Lender has declined or is unable to designate a different lending office in accordance with Section 11.11.1, or if any Lender's obligations are suspended pursuant to Section 11.12, then the Borrower may, at its sole expense and effort and provided no Event of Default has occurred and is continuing, upon ten (10) days' notice to such Lender and the Agent, either (i) repay all Obligations due to such Lender (or such portion which has not been assumed pursuant to clause (a) below), without premium or penalty, and reduce the amount of the Loan by an amount equal to the Lender's Pro Rata Share, or (ii) require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.2), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment), provided that:

(a) such Lender receives payment of an amount equal to the outstanding principal of its Pro Rata Share, without premium or penalty, together with accrued interest thereon, from any assignee and/or the Borrower;

(b) in the case of any assignment resulting from a claim for compensation under Section 11.10 or payments required to be made pursuant to Section 11.9, such assignment will result in a reduction in such compensation or payments thereafter; and

(c) any assignment does not conflict with Applicable Law.

11.11.3 A Lender shall not be required to make any such assignment or delegation or accept repayment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation or repayment cease to apply.

11.12 Illegality

If any Lender determines that any Applicable Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make or maintain any Loan, or to determine or charge interest rates based upon any particular rate, then, on notice thereof by such Lender to the Borrower through the Agent, any obligation of such Lender with respect to the activity that is unlawful shall be suspended until such Lender notifies the Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Agent), prepay or, if conversion would avoid the activity that is unlawful, convert any Loan in order to avoid the activity that is unlawful. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted and any amounts payable pursuant to Section 11.8.4. Each Lender agrees to designate a different lending office if such designation will avoid the need for such notice and will not, in the good faith judgment of such Lender, otherwise be materially disadvantageous to such Lender.

11.13 Currency Indemnity

In the event of a judgment or order being rendered by any court or tribunal for the payment of any amounts owing to the Agent or the Lenders or any of them under this Agreement or for the payment of damages in respect of any breach of this Agreement or under or in respect of a judgment or order of another court or tribunal for the payment of such amounts or damages, such judgment or order being expressed in a currency (the "Judgment Currency") other than the currency payable hereunder or thereunder (the "Agreed Currency"), the party against whom the judgment or order is made shall indemnify and hold the Agent and the Lenders harmless against any deficiency in terms of the Agreed Currency in the amounts received by the Agent and the Lenders arising or resulting from any variation as between (a) the Exchange Rate at which the Agreed Currency is converted into the Judgment Currency for the purposes of such judgment or order, and (b) the Exchange Rate at which the Agent or each Lender is able to, in accordance with normal banking procedures, purchase the Agreed Currency with the amount of the Judgment Currency actually received by the Agent or the Lender on the date of such receipt. The indemnity in this Section shall constitute a separate and independent obligation from the other obligations of the Borrower hereunder, shall apply irrespective of any indulgence granted by the Agent and the Lenders, and shall be supported by the Security.

11.14 Notices

11.14.1 Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 11.14.3), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by email to the addresses or email addresses specified beside the respective signatures of the parties to this Agreement or on any Assignment and Assumption.

11.14.2 Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by email shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient). Notices delivered through electronic communications to the extent provided in Section 11.14.3, shall be effective as provided in that Section.

11.14.3 In addition to the right of the Borrower to deliver information to the Agent on behalf of the Lenders in the manner set out in Section 7.3, notices and other communications to the Lenders hereunder may be delivered or furnished by posting to Internet or intranet websites pursuant to procedures approved by the Agent and such notices or other communications shall be deemed received upon the deemed receipt by the intended recipient at its email address as described in Section 11.14.2 of notification that such notice or communication is available and identifying the website address therefor.

11.14.4 Any party to this Agreement may change its address or email address for notices and other communications hereunder by notice to the other parties hereto.

11.15 Time of the Essence

Time is of the essence of this Agreement.

11.16 Further Assurances

The Borrower shall, at its cost and expense, upon the request of the Agent, promptly do, execute, deliver or cause to be done, executed or delivered all such further acts, documents and matters as may, in the reasonable opinion of the Agent, be necessary or desirable in order to fully perform and carry out more effectually the provisions, purpose and intent of the Loan Documents.

11.17 Term of Agreement

The obligations of the Borrower in Sections 11.7,  11.9 and 11.10 and of the Lenders in Section 9.8.3 shall continue for the benefit of those to whom the obligations are owed notwithstanding the repayment of all obligations and the termination of the Loan or the termination of any particular person's role as Borrower, Agent or Lender.

11.18 Counterparts and Electronic Transmission

11.18.1 This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Article 5, this Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by electronic or scanned copy, including by email shall be effective as delivery of a manually executed counterpart of this Agreement.

11.18.2 The words "execution," "signed," "signature," and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

11.19 Waiver of Jury Trial, Consequential Damages Etc.

11.19.1 Each party hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in any legal proceeding directly or indirectly arising out of or relating to this Agreement or any other Loan Document or the transactions contemplated hereby or thereby (whether based on contract, tort or any other theory).

11.19.2 To the fullest extent permitted by Applicable Law, neither the Borrower nor any Subsidiary shall assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for indirect, consequential, punitive, aggravated or exemplary damages (as opposed to direct damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby (or any breach thereof), the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

11.19.3 The Borrower acknowledges and agrees that none of the Agent or the Lenders shall have any liability to them in relation to any due diligence investigations conducted by any of them in connection with the transactions contemplated hereby or be under any obligation whatsoever to disclose to them any information received or facts disclosed by any such investigations. The Borrower further acknowledges and agrees that they are not relying, will not rely, and will not be deemed, in any respect whatsoever, to have relied upon the facts received by and information disclosed to any of the Agent or the Lenders under or in connection with such due diligence investigations.

11.19.4 Each party hereto (a) certifies that no representative, agent or attorney of any other person has represented, expressly or otherwise, that such other person would not, in the event of litigation, seek to enforce the foregoing waivers and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement and the other Loan Documents by, among other things, the mutual waivers and certifications in this Section.

11.20 Treatment of Certain Information: Confidentiality

11.20.1 Each of the Agent and the Lenders agrees to maintain the confidentiality of Information, except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates' respective partners, directors, officers, employees, managers, agents, auditors, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 11.20, to (i) any assignee of or Participant in any of its rights or obligations under this Agreement, (ii) any prospective assignee of, or prospective Participant in, any of its rights or obligations under this Agreement, and their respective directors, officers, employees and advisors, (iii) any actual or prospective party to any swap, derivative, credit-linked note or similar transaction relating to the Borrower and the Secured Obligations, (iv) any insurer or reinsurer of the Lenders or their respective brokers or (v) the general and limited partners, directors, officers, employees, auditors and advisors of the Persons referred to in (i), (iii) and (iv), (g) with the consent of the Borrower, or (h) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section or (y) becomes available to the Agent or any Lender on a non-confidential basis.

11.20.2 For purposes of this Section, "Information" means all information received in connection with the Loan or the Loan Documents from the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Agent or any Lender on a non-confidential basis before such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section 11.20 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agent may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Loan as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

11.21 Entire Agreement

This Agreement and the other Loan Documents constitute the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersede all prior correspondence, agreements, negotiations, discussions and understandings, written or oral. Except as specifically specified in this Agreement or any other Loan Document, there are no representations, warranties, conditions or other agreements or acknowledgments, whether direct or collateral, express or implied, written or oral, statutory or otherwise, that form part of or affect this Agreement or the agreements referred to herein, or which induced any Party to enter into this Agreement or the agreements referred to herein or on which reliance is placed by any Party.

11.22 Language

The Parties have required that this Agreement and all contracts or notices relating to this Agreement be in the English language, but without prejudice to any such documents or instrument which may from time to time be drawn up in French only, or in both French and English. Les parties ont exigé que cette convention et tout contrat, document ou avis y afférent soient rédigés en langue anglaise, mais sans que cette disposition n'affecte toutefois la validité de tout tel document qui pourrait à l'occasion être rédigé en français seulement ou à la fois en français et en anglais.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date stated on the first page above.

IAMGOLD CORPORATION, as Borrower

By:	/S/ Maarten Theunissen
Name: Maarten Theunissen
Title: Authorized Signatory

IAMGOLD ESSAKANE S.A., as a Guarantor

By:	/S/ Oumar Toguyeni
Name: Oumar Toguyeni
Title: Chairman of the Board

By:	/S/ Tidiane Barry
Name: Tidiane Barry
Title: General Manager

AGEM LTD., as a Guarantor

By:	/S/ Tricia Gittens
Name: Tricia Gittens
Title: Corporate Secretary and Director

By:	/S/ Maarten Theunissen
Name: Maarten Theunissen
Title: Director

[Signature Page – Term Loan Agreement]

OAKTREE FUND ADMINISTRATION, LLC, by Oaktree Capital Management, L.P., its Managing Member, as Agent

Per:	/S/ David Nicoll
Name: David Nicoll
Title: Managing Director

Per:	/S/ Jordan Mikes
Name: Jordan Mikes
Title: Managing Director

[LENDER SIGNATURES REDACTED]

[Signature Page – Term Loan Agreement]

APPENDIX A
PRO RATA SHARE AS OF CLOSING DATE

[REDACTED]

EXHIBIT 1
FORM OF COMPLIANCE CERTIFICATE

DATE:	⬤, 20⬤

TO:	THE LENDERS (as defined in the Credit Agreement referred to below)

AND TO:	OAKTREE FUND ADMINISTRATION, LLC, as Agent

We refer to Section [5.1.2(d) / 7.3] of the term loan agreement dated as of May 16, 2023 among, inter alios, IAMGOLD Corporation, as Borrower, Oaktree Fund Administration, LLC, as Agent, and the Lenders named therein, as amended, supplemented, restated or replaced from time to time (the "Credit Agreement"). All capitalized terms used in this certificate and defined in the Credit Agreement have the meanings defined in the Credit Agreement.

The undersigned hereby certifies to the Agent and the Lenders that as at [date] (the "Determination Date") and for the [Fiscal Quarter] [Fiscal Year] ending on the Determination Date:

(1) Financial Covenants:

(a) Minimum Liquidity. At the Determination Date, the Liquidity for the Fiscal Quarter then ended was ⬤;

(b) Consolidated Coverage. At the Determination Date, the Consolidated Coverage Ratio for the four Fiscal Quarters then ended was ⬤:1.0; and

(c) the calculations of the financial covenants set forth in (1)(a) and (1)(b) above, which calculations are attached hereto as Appendix A, are true and correct.

(2) No Default or Event of Default has occurred and is continuing on the date hereof [except ⬤] [specify nature and period of existence of any Default or Event of Default and any action which the Borrower has taken or proposes to take with respect thereto].

[The remainder of this page is intentionally left blank.]

DATED as of the date first written above.

IAMGOLD CORPORATION

Per:
Name:
Title:

Per:
Name:
Title:

EXHIBIT 2
FORM OF ASSIGNMENT AND ASSUMPTION

This Assignment and Assumption (the "Assignment and Assumption") is dated as of the Effective Date set forth below and is entered into by and between [Insert name of Assignor] (the "Assignor") and [Insert name of Assignee] (the "Assignee"). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, the "Credit Agreement"), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex I attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Effective Date inserted by the Agent as contemplated below (i) all of the Assignor's rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the Credit Agreement identified below and (ii) to the extent permitted to be assigned under Applicable Law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan-transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned pursuant to clauses (i) and (ii) above being referred to herein collectively as, the "Assigned Interest"). Such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by the Assignor.

(1) Assignor: ___________________

(2) Assignee: ____________________[, which is an Affiliate of the Assignor]

(3) Borrower: IAMGOLD Corporation

(4) Agent Oaktree Fund Administration, LLC

(5) Credit Agreement: The term loan agreement dated as of May 16, 2023 among, inter alios, IAMGOLD Corporation, as Borrower, the Lenders parties thereto and Oaktree Fund Administration, LLC, as Agent, as amended, supplemented, restated or replaced from time to time

(6) Assigned Interest:

Loan Assigned[1]	Aggregate Amount of Loan for all Lenders[2]	Amount of Loan Assigned	Percentage Assigned of Loan[3]
	$	$	%
	$	$	%
	$	$	%

(7) [Trade Date: ]4

Effective Date: __________________, 20______ [TO BE INSERTED BY AGENT AND WHICH SHALL BE THE EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.]

1 Fill in "Initial Loan" or "Additional Advance", as applicable.

2 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Effective Date.

3 Set forth, to at least 9 decimals, as a percentage of the Loan of all Lenders thereunder.

4 To be completed if the Assignor and the Assignee intend that the minimum assignment amount is to be determined as of the Trade Date.

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR [NAME OF ASSIGNOR]

Per:
Title:

ASSIGNEE [NAME OF ASSIGNEE]

Per:
Title:

[Consented to and]5 Accepted: OAKTREE FUND ADMINISTRATION, LLC, by Oaktree Capital Management, L.P., its Managing Member, as Agent

Per:
Title:

[Consented to:]6 [NAME OF RELEVANT PARTY]
Per:
Title:

5 To be added only if the consent of the Agent is required by the Credit Agreement.

6 To be added for each relevant party only if the consent of the Borrower is required by the Credit Agreement.

ANNEX I
TO ASSIGNMENT AND ASSUMPTION

STANDARD TERMS AND CONDITIONS FOR
ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any Lien and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of the Borrower, any of its Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by the Borrower, any of its Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document.

1.2 Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) from and after the Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (iii) it has received a copy of the Credit Agreement, together with copies of the most recent financial statements delivered pursuant to Section 7.3 thereof, as applicable, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this Assignment and Assumption and to purchase the Assigned Interest on the basis of which it has made such analysis and decision independently and without reliance on the Agent or any other Lender, and (iv) if it is a Foreign Lender, attached to the Assignment and Assumption is any documentation required to be delivered by it pursuant to Section 11.10.5 of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on the Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents, and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender.

2. Payments. From and after the Effective Date, the Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignee whether such amounts have accrued prior to, on or after the Effective Date. The Assignor and the Assignee shall make all appropriate adjustments in payments by the Agent for periods prior to the Effective Date or with respect to the making of this assignment directly between themselves.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law governing the Credit Agreement.

EXHIBIT 3
INTERCOMPANY SUBORDINATION AGREEMENT

THIS AGREEMENT made as of ⬤, 20___,

B E T W E E N:

OAKTREE FUND ADMINISTRATION, LLC

(hereinafter referred to as the "Agent"),

- and -

IAMGOLD CORPORATION

(the "Borrower")

- and -

IAMGOLD ESSAKANE S.A. and AGEM LTD.

(the "Guarantors")

- and -

each of the Subsidiaries of the Borrower party hereto as Subordinated Lenders

- and -

each other Person that becomes an Additional Party hereto from time to time pursuant to Section 9

WHEREAS the Agent, the Borrower, the Guarantors party thereto and the Lenders party thereto are parties to that certain Credit Agreement dated May 16, 2023 (as amended, restated, modified, renewed or replaced from time to time, the "Credit Agreement");

AND WHEREAS the Borrower and the Guarantors may from time to time incur Indebtedness owing to one or more Non-Recourse Subsidiaries (the "Intercompany Debt");

AND WHEREAS in order to permit the incurrence by the Borrower or any Guarantor of any Intercompany Debt to a Non-Recourse Subsidiary, each such party is required to execute and deliver this Intercompany Subordination Agreement (this "Agreement") in favour of the Agent.

NOW THEREFORE, for good and valuable consideration, the undersigned hereby undertake as follows:

1. Interpretation.

(a) The provisions of Article 1 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis.

(b) Capitalized terms which are used herein which are not otherwise defined herein shall have the meaning ascribed thereto in the Credit Agreement.

2. Subordination and Postponement. Each Non-Recourse Subsidiary party hereto (in such capacity, each a "Subordinated Lender") agrees that any and all Intercompany Debt and any liabilities or other obligations, whether direct or indirect, absolute or contingent, of any Obligor now or hereafter owing to such Subordinated Lender, however and whenever created (collectively, the "Subordinated Obligations")  are hereby subordinated and postponed in all respects to the prior indefeasible repayment in full in cash, and the termination, of all Secured Obligations owing to the Agent and the Lenders (the "Senior Obligations"). Notwithstanding the foregoing at any time that no Default or Event of Default, exists or would occur as a result of, or immediately following, such payment, the Obligors may continue to make payments on account of the Subordinated Obligations to the Subordinated Lenders in accordance with the terms of the documents governing such Subordinated Obligations and each Obligor may continue to accept payment of such payments.

3. No Payments upon Default. Following the occurrence of any Default or Event of Default and until such Default or Event of Default has been cured or remedied: (i) no Subordinated Lender shall demand any payment of or on account of any Subordinated Obligations, (ii) no Subordinated Lender shall accept any payment of or on account of any Subordinated Obligations (but rather shall direct such payment be made pursuant to clause (iii) of this sentence), and (iii) any payment of any kind or character (whether in cash, securities or other property) that shall be payable or deliverable upon or with respect to any Subordinated Obligations during such period shall be paid or delivered directly to the Agent for application to the Senior Obligations.

4. Payment Over. Each payment with respect to the Subordinated Obligations received in violation of this Agreement shall be deemed to have been received by the applicable Subordinated Lender as trustee for the Agent and shall promptly be delivered by such Subordinated Lender to the Agent (in the exact form received by such Subordinated Lender, duly endorsed by such Subordinated Lender to the Agent, if required), and until so delivered shall be held in trust by such Subordinated Lender for the Agent on behalf of the Lenders.

5. Representations and Warranties. Each of the Obligors and Subordinated Lenders party hereto hereby represents and warrants to the Agent as follows:

(a) it is a corporation or company duly incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation, has all requisite corporate or other capacity, power and authority to enter into, and perform its obligations under this Agreement;

(b) all necessary action, corporate or otherwise, has been taken by it to authorize the execution, delivery and performance of this Agreement; and

(c) this Agreement is a legal, valid and binding obligation of such Obligor or Subordinated Lender, enforceable against it by the Agent in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization and other similar laws of general application limiting the enforcement of creditors' rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies; and

(d) it has received a copy of the Credit Agreement.

6. Notices. Unless otherwise specifically provided in this Agreement, any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by email to the addresses or email addresses specified beside the respective signatures of the parties to this Agreement.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by email shall be deemed to have been given when sent (except that, if not given on a Business Day between 9:00 a.m. and 5:00 p.m. local time where the recipient is located, shall be deemed to have been given at 9:00 a.m. on the next Business Day for the recipient).

7. Further Assurances. Each Obligor and each Subordinated Lender shall execute all such further instruments and documents and do all such further actions as may be necessary to effectuate the documents and transactions contemplated in this Agreement, in each case at the cost and expense of the Obligors, unless expressly indicated otherwise.

8. Released Subsidiary and Termination. Upon any Subordinated Lender party hereto ceasing to be a direct or indirect subsidiary of the Borrower (a "Released Subsidiary") in compliance with the Credit Agreement, such Released Subsidiary shall be immediately and automatically forever released and discharged from this Agreement and all of its obligations hereunder, provided that the Subordinated Obligations owing to such Released Subsidiary have either been repaid in accordance with the Credit Agreement and this Agreement or the Subordinated Obligations owing to such Subordinated Lender shall otherwise constitutes Indebtedness permitted to be incurred by the Obligors under the Credit Agreement. This Agreement shall terminate automatically at the time that all of the Secured Obligations have been paid in full and the Loan to the Borrower is terminated and cancelled.

9. Additional Parties. Each Person that becomes an Obligor under the Credit Agreement after the date hereof, and each Non-Recourse Subsidiary to which Intercompany Debt becomes owed from time to time after the date hereof (each an "Additional Party") shall become party to this Agreement by executing and delivering in favour of the Agent, a joinder to this agreement in substantially the form of Schedule A (each, a "Joinder"). Effective from and after the date of the execution and delivery by such Additional Party of the Joinder, such Additional Party shall be, and shall be deemed for all purposes to be, party to this Agreement either as an Obligor or as a Subordinated Lender, as applicable, with the same force and effect, and subject to the same agreements, representations, postponements, subordinations and obligations, as if such Additional Party were, effective as of such date, an original signatory to this Agreement. The execution and delivery of such Joinder by any such Additional Party shall not require the consent or signature of any other party hereto, and all of the obligations of each party hereto under this Agreement shall remain in full force and effect notwithstanding the addition of any Additional Party to this Agreement.

10. Severability. If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, that provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement, without affecting the validity or enforceability of such provision in any other jurisdiction and, if applicable, without affecting its application to the other Parties or circumstances.

11. Amendment, Supplement or Waiver. Except for any Joinder, which may be signed only by the Additional Party executing such Joinder in favour of the Agent, no amendment, supplement or waiver of any provision of this Agreement, nor any consent to any departure by an Obligor or a Subordinated Lender hereunder, shall in any event be effective unless it is in writing, makes express reference to the provision affected thereby and is signed by the Agent for and on behalf of the Lenders and each of the other parties hereto (except in the case of a consent with respect to any departure by an Obligor or a Subordinated Lender from any provision of this Agreement, which does not require the signature of such Obligor or Subordinated Lender) and then that waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. No waiver or act or omission of the Agent, the Lenders, or any of them, shall extend to or be taken in any manner whatsoever to affect any subsequent default or breach by an Obligor or a Subordinated Lender of any provision of this Agreement, or the rights resulting therefrom. No failure on the part of the Agent to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any right under this Agreement preclude any other or further exercise of such right or the exercise of any other right.

12. Governing Law.

(a) This Agreement shall be governed by and construed under the laws of the Province of Ontario and the federal laws of Canada applicable therein (without regard to its laws relating to any conflicts of laws).

(b) Each of the parties hereto irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any of those courts, in any action or proceeding arising out of or relating to this Agreement, or for recognition or enforcement of any judgment, and each of the parties hereto irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law. Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in this Sections 12(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by Applicable Law, the defence of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto irrevocably consents to the service of any and all process in any such action or proceeding to such party at the address beside its signature to this Agreement. Nothing in this Section 12 limits the right of any of the parties hereto to serve process in any other manner permitted by Applicable Law.

13. Successors and Assigns. This Agreement shall be binding upon each of the parties hereto from time to time and their respective successors and permitted assigns and shall enure to the benefit of the Agent and its successors and assigns. No Obligor or Subordinated Lender shall assign any of its rights or obligations under this Agreement. The Agent may assign its rights under this Agreement in accordance with the Credit Agreement.

14. Counterparts. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement shall become effective when it has been executed by the Agent and when the Agent has received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by electronic or scanned copy, including by email shall be effective as delivery of a manually executed counterpart of this Agreement to the extent and as provided for in any Applicable Law, including Parts 2 and 3 of the Personal Information Protection and Electronic Documents Act (Canada), the Electronic Commerce Act, 2000 (Ontario) and other similar federal or provincial laws based on the Uniform Electronic Commerce Act of the Uniform Law Conference of Canada or its Uniform Electronic Evidence Act, as the case may be.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date stated on the first page above.

OBLIGORS:

IAMGOLD Corporation, as Borrower

By:
Name:
Title:

IAMGOLD Essakane S.A., as a Guarantor

By:
Name:
Title:

AGEM Ltd., as a Guarantor

By:
Name:
Title:

Signature Page to Intercompany Subordination Agreement

SUBORDINATED LENDERS:

Address: Email: Telephone No.: Attn:	⬤, as a Subordinated Lender
By:

Name:
Title:

Address: Email: Telephone No.: Attn:	⬤, as a Subordinated Lender
By:

Name:
Title:

Signature Page to Intercompany Subordination Agreement

AGENT:

OAKTREE FUND ADMINISTRATION, LLC, by Oaktree Capital Management, L.P., its Managing Member, as Agent

By:
Name: David Nicoll
Title: Managing Director

By:
Name: Jordan Mikes
Title: Managing Director

Signature Page to Intercompany Subordination Agreement

SCHEDULE "A"

JOINDER TO INTERCOMPANY SUBORDINATION AGREEMENT
(this "Joinder")

TO: OAKTREE FUND ADMINISTRATION, LLC, as Agent

Reference is made to the intercompany subordination agreement (the "Agreement") made as of ⬤, 2023 between, among others, IAMGOLD Corporation, as Borrower, IAMGOLD Essakane, S.A., as a Guarantor, AGEM Ltd., as a Guarantor, the Subordinated Lenders party thereto and Oaktree Fund Administration, LLC, as Agent, as the same may has been amended, modified, supplemented or replaced to the date hereof. Capitalized terms used herein but not otherwise defined, and that are defined in the Agreement, shall have the respective meanings ascribed thereto in the Agreement, unless the context shall otherwise require.

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, [            ] (the "Additional Party") agrees as follows:

1. By executing this instrument, the Additional Party hereby covenants and agrees to becoming a party to, and be bound by the terms and conditions of, the Agreement as an ["Obligor" / "Subordinated Lender"], including, without limitation, all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, as if the Additional Party was an original party thereto.

2. The Additional Party hereby acknowledges that it has been provided with a copy of the Agreement.

3. Section 12 of the Agreement shall apply to this Joinder.

DATED as of this ______ day of ___________, ____________.

[ADDITIONAL PARTY]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A
CLOSING DATE RECOURSE SUBSIDIARIES AND NON-RECOURSE SUBSIDIARIES

[REDACTED]

SCHEDULE B
EXISTING ROYALTIES

[REDACTED]

SCHEDULE C
ORGANIZATIONAL CHART

[REDACTED]